[redacted]

05013507

82-4395

December 16, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 23 2005
WASH, D.C. 203

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from October 1 2005 to November 30 2005.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

12/30

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM OCTOBER 1, 2005 TO NOVEMBER 30, 2005

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results dated November 22, 2005 (English translation attached) (Exhibit A1(a), A1(b))

2. Public Announcements (summary English translations attached):

   (a) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated October 28, 2005 (Exhibit A2(a)).
   (b) "Revision of Consolidated Earnings Forecasts for the Six Months ended September 30, 2005" dated November 14, 2005 (Exhibit A2(b)).
   (c) "Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)" dated November 18, 2005 (Exhibit A2(c)).

########

File No. 82-4395
Exhibit A1(a)

平成１７年度
中間決算説明資料

株式会社三井住友フィナンシャルグループ
株 式 会 社 三 井 住 友 銀 行

【　目　　次　】

ページ

平成１７年度中間決算の概況

（注）1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

2. 【単体】は、三井住友銀行の単体の計数を表示しております。

平成１７年度中間決算の概況

１．損益状況

【三井住友銀行単体】　　（金額単位　百万円）

		17年中間期	16年中間期比	16年中間期
業務粗利益	1	766,648	3,932	762,716
（除く国債等債券損益）	2	(738,282)	(2,229)	(736,053)
国内業務粗利益	3	626,576	36,459	590,117
（除く国債等債券損益）	4	(608,887)	(38,669)	(570,218)
資金利益	5	459,046	△ 3,387	462,433
信託報酬	6	4,284	3,556	728
役務取引等利益	7	130,683	30,132	100,551
特定取引利益	8	△ 1,038	△ 1,763	725
その他業務利益	9	33,600	7,922	25,678
（うち国債等債券損益）	10	(17,689)	(△ 2,210)	(19,899)
国際業務粗利益	11	140,071	△ 32,527	172,598
（除く国債等債券損益）	12	(129,395)	(△ 36,439)	(165,834)
資金利益	13	△ 4,695	△ 33,130	28,435
役務取引等利益	14	32,750	6,280	26,470
特定取引利益	15	4,608	△ 15,816	20,424
その他業務利益	16	107,408	10,140	97,268
（うち国債等債券損益）	17	(10,675)	(3,911)	(6,764)
経費（除く臨時処理分）	18	△ 292,415	△ 1,279	△ 291,136
人件費	19	△ 98,888	5,432	△ 104,320
物件費	20	△ 177,046	△ 8,497	△ 168,549
税金	21	△ 16,480	1,786	△ 18,266
業務純益（一般貸倒引当金繰入前）	22	474,233	2,653	471,580
（除く国債等債券損益）	23	(445,867)	(950)	(444,917)
一般貸倒引当金繰入額	24	24,335	△ 325,399	349,734
業務純益	25	498,568	△ 322,746	821,314
うち国債等債券損益	26	28,365	1,702	26,663
臨時損益	27	△ 138,790	557,326	△ 696,116
不良債権処理額	28	△ 153,994	651,511	△ 805,505
貸出金償却	29	△ 16,804	331,965	△ 348,769
個別貸倒引当金繰入額	30	△ 122,647	281,219	△ 403,866
貸出債権売却損等	31	△ 14,746	40,961	△ 55,707
特定海外債権引当勘定繰入額	32	202	△ 2,636	2,838
株式等損益	33	24,942	△ 19,877	44,819
株式等売却益	34	34,137	△ 25,868	60,005
株式等売却損	35	△ 360	74	△ 434
株式等償却	36	△ 8,833	5,918	△ 14,751
その他臨時損益	37	△ 9,738	△ 74,308	64,570
経常利益	38	359,778	234,580	125,198
特別損益	39	△ 4,662	7,465	△ 12,127
うち動産不動産処分損益	40	665	4,656	△ 3,991
動産不動産処分益	41	2,446	1,819	627
動産不動産処分損	42	△ 1,781	2,838	△ 4,619
うち減損損失	43	△ 5,288	△ 5,288	
うち退職給付会計基準変更時差異償却	44	―	8,000	△ 8,000
税引前中間純利益	45	355,115	242,045	113,070
法人税、住民税及び事業税	46	△ 5,081	△ 3,436	△ 1,645
還付法人税等	47	―	△ 7,405	7,405
法人税等調整額	48	△ 51,267	△ 50,991	△ 276
中間純利益	49	298,766	180,212	118,554

与信関係費用（24＋28）	50	△ 129,659	326,112	△ 455,771

【連結】

（金額単位　百万円）

		17年中間期	16年中間期比	16年中間期
連結粗利益	1	1,021,916	1,961	1,019,955
資金利益	2	553,715	△　42,075	595,790
信託報酬	3	4,285	3,556	729
役務取引等利益	4	278,707	43,328	235,379
特定取引利益	5	12,259	△　18,063	30,322
その他業務利益	6	172,948	15,216	157,732
営業経費	7	△　421,626	1,986	△　423,612
与信関係費用	8	△　176,525	436,301	△　612,826
貸出金償却	9	△　42,681	348,555	△　391,236
個別貸倒引当金繰入額	10	△　143,816	264,505	△　408,321
一般貸倒引当金繰入額	11	39,495	△　200,720	240,215
その他	12	△　29,522	23,960	△　53,482
株式等損益	13	35,265	△　13,552	48,817
持分法による投資損益	14	14,081	1,188	12,893
その他	15	△　9,342	△　78,215	68,873
経常利益	16	463,768	349,668	114,100
特別損益	17	47,524	64,909	△　17,385
うち減損損失	18	△　10,580	△　10,580	
税金等調整前中間純利益	19	511,293	414,578	96,715
法人税、住民税及び事業税	20	△　32,367	△　15,288	△　17,079
還付法人税等	21	―	△　8,104	8,104
法人税等調整額	22	△　60,672	△　55,395	△　5,277
少数株主利益	23	△　25,925	3,165	△　29,090
中間純利益	24	392,327	338,955	53,372

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

（ご参考）　（億円）

連結業務純益	25	5,796	347	5,449

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合－内部取引(配当等)

（連結対象会社数）　（単位　社）

		17年９月末	17年３月末比	17年３月末
連結子会社数	26	166	△　1	167
持分法適用会社数	27	59	6	53

2．職員一人当たり業務純益・粗利経費率　【三井住友銀行単体】

（単位　百万円、％）

	17年中間期	16年中間期比	16年中間期
業務純益（一般貸倒引当金繰入前）	474,233	2,653	471,580
職員一人当たり（千円）	27,731	1,528	26,203
業　務　純　益	498,568	△　322,746	821,314
職員一人当たり（千円）	29,154	△　16,482	45,636
業務純益（一般貸倒繰入前・除く国債等債券損益）	445,867	950	444,917
職員一人当たり（千円）	26,072	1,351	24,721

粗　利　経　費　率	38.1	△　0.1	38.2

（注）1．職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2．職員一人当たり算出の職員数は、平均人員数。
3．粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘　【三井住友銀行単体】

（単位　％）

	17年中間期	16年中間期比	16年中間期
資金運用利回（A）	1.47	＋　0.01	1.46
貸出金利回（C）	1.75	△　0.04	1.79
有価証券利回	0.77	＋　0.12	0.65
資金調達原価（B）	0.83	0.00	0.83
資金調達利回	0.08	△　0.01	0.09
預金等利回（D）	0.02	0.00	0.02
外部負債利回	0.24	△　0.04	0.28
経費率	0.75	＋　0.01	0.74
総資金利鞘（A）－（B）	0.64	＋　0.01	0.63
預貸金利鞘（C）－（D）	1.73	△　0.04	1.77

4．有価証券関係損益　【三井住友銀行単体】

（金額単位　百万円）

	17年中間期	16年中間期比	16年中間期
国債等債券損益	28,365	1,702	26,663
売却益	39,827	△　11,595	51,422
売却損	△　11,252	13,629	△　24,881
償還益	72	△　61	133
償還損	△　280	△　269	△　11
償却	－	－	－

株式等損益	24,942	△　19,877	44,819
売却益	34,137	△　25,868	60,005
売却損	△　360	74	△　434
償却	△　8,833	5,918	△　14,751

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）時価ヘッジの適用等により損益に反映させた額は、資本直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】　（金額単位　百万円）

	17年９月末				17年３月末		
	評価損益	17年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 7,434	△ 5,590	1,367	△ 8,801	△ 1,844	2,089	△ 3,933
子会社･関連会社株式	116,899	56,556	116,899	−	60,343	60,690	△ 347
その他有価証券	851,571	200,186	1,013,885	△162,314	651,385	750,143	△ 98,757
株式	945,387	278,061	980,079	△ 34,692	667,326	708,643	△ 41,317
債券	△ 80,253	△ 87,953	2,917	△ 83,171	7,700	27,343	△ 19,642
その他	△ 13,562	10,079	30,888	△ 44,450	△ 23,641	14,155	△ 37,797
その他の金銭の信託	209	5	209	−	204	300	△ 95
合　計	961,246	251,158	1,132,362	△171,115	710,088	813,222	△103,133
株式	1,062,286	334,617	1,096,979	△ 34,692	727,669	769,333	△ 41,664
債券	△ 88,106	△ 93,466	3,866	△ 91,972	5,360	28,925	△ 23,565
その他	△ 12,933	10,008	31,517	△ 44,450	△ 22,941	14,963	△ 37,904

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金も含めております。
2.　株式のうち子会社・関連会社株式に該当しないものについては(中間)期末日前1カ月の平均時価に、それ以外は(中間)期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、(中間)貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年９月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が557百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が400百万円ありますので、資本直入処理の対象となる額は、957百万円加算されます。また、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。

【連結】　（金額単位　百万円）

	17年９月末				17年３月末		
	評価損益	17年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 7,411	△ 5,593	1,390	△ 8,802	△ 1,818	2,114	△ 3,933
その他有価証券	897,653	201,314	1,070,345	△172,691	696,339	801,356	△105,017
株式	992,730	287,677	1,031,519	△ 38,788	705,053	750,480	△ 45,426
債券	△ 83,132	△ 98,093	4,822	△ 87,955	14,961	34,971	△ 20,010
その他	△ 11,944	11,731	34,002	△ 45,947	△ 23,675	15,903	△ 39,579
その他の金銭の信託	209	5	209	−	204	300	△ 95
合　計	890,450	195,726	1,071,944	△181,493	694,724	803,771	△109,046
株式	992,730	287,677	1,031,519	△ 38,788	705,053	750,480	△ 45,426
債券	△ 90,986	△103,607	5,771	△ 96,757	12,621	36,554	△ 23,932
その他	△ 11,293	11,657	34,654	△ 45,947	△ 22,950	16,735	△ 39,686

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の売掛債権等の信託受益権も含めております。
2.　株式については主に（中間)期末日前1カ月の平均時価に、それ以外は（中間）期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、(中間)連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、17年９月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が557百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を費用に計上した額が400百万円ありますので、資本直入処理の対象となる額は、957百万円加算されます。また、17年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別

６．　デリバティブ取引（繰延ヘッジ会計適用分）の概要　【三井住友銀行単体】

（金額単位　億円）

	17年９月末				17年３月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	483	356	127	△　941	577	529	48	△　742
通貨スワップ	20	133	△　113	19	11	97	△　86	28
その他	47	58	△　11	△　13	75	57	18	121
合計	550	547	3	△　935	663	683	△　20	△　593

（注）1. デリバティブ取引については、時価をもって（中間）貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。

(補足)金利スワップ(繰延ヘッジ会計適用分)の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	17年９月末				17年３月末			
	１年以内	１年超5年以内	5年超	合計	１年以内	１年超5年以内	5年超	合計
受取固定･支払変動	52, 597	165, 675	47, 137	265, 409	73, 047	169, 472	31, 708	274, 227
受取変動･支払固定	6, 497	49, 011	39, 686	95, 194	9, 498	59, 954	32, 703	102, 155
受取変動･支払変動	1, 216	4, 823	208	6, 247	1, 550	4, 520	508	6, 578
金利ｽﾜｯﾌﾟ想定元本合計	60, 310	219, 509	87, 031	366, 850	84, 095	233, 946	64, 919	382, 960

7．退職給付関連

（1）退職給付債務残高

【三井住友銀行単体】　（金額単位　百万円）

		17年中間期	16年中間期比	16年中間期
退職給付債務残高（期首）	（A）	828,560	754	827,806
（割引率）		（ 2.5％ ）	（ － ）	（ 2.5％ ）
年金資産時価総額（期首）	（B）	885,410	200,661	684,749
退職給付引当金（期首）	（C）	－	△ 11,748	11,748
前払年金費用（期首）	（D）	157,463	145,069	12,394
会計基準変更時差異の未処理額（期首）	（E）	－	△ 16,001	16,001
未認識過去勤務債務（債務の減額）（期首）	（F）	△ 68,239	9,240	△ 77,479
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	168,853	△ 36,327	205,180

（ご参考）【連結】　（金額単位　百万円）

		17年中間期	16年中間期比	16年中間期
退職給付債務残高（期首）	（A）	891,311	△ 1,110	892,421
年金資産時価総額（期首）	（B）	908,453	199,100	709,353
退職給付引当金（期首）	（C）	34,792	△ 6,050	40,842
前払年金費用（期首）	（D）	157,924	144,875	13,049
会計基準変更時差異の未処理額（期首）	（E）	－	△ 17,876	17,876
未認識過去勤務債務（債務の減額）（期首）	（F）	△ 69,163	8,859	△ 78,022
未認識数理計算上の差異（期首）	(A-B-C+D-E-F)	175,153	△ 40,267	215,420

（2）退職給付費用

【三井住友銀行単体】　（金額単位　百万円）

	17年中間期	16年中間期比	16年中間期
退職給付費用	14,529	△ 10,727	25,256
勤務費用	8,133	△ 664	8,797
利息費用	10,357	10	10,347
期待運用収益	△ 12,040	△ 1,716	△ 10,324
会計基準変更時差異処理額（５年均等償却）	－	△ 8,000	8,000
過去勤務債務の損益処理額	△ 4,619	－	△ 4,619
数理計算上の差異の損益処理額	12,095	△ 551	12,646
その他	603	196	407

（ご参考）【連結】　（金額単位　百万円）

	17年中間期	16年中間期比	16年中間期
退職給付費用	18,589	△ 12,336	30,925

8．自己資本比率　【連結】

（単位　億円、％）

	17年９月末 [速報値]	17年3月末比	16年9月末比	17年３月末	16年９月末
（１）自己資本比率	11.00	1.06	0.07	9.94	10.93
（２）Tier Ⅰ	37,461	4,838	1,005	32,623	36,456
うちその他有価証券の評価差損	―	―	―	―	―
（３）Tier Ⅱ	37,461	4,838	3,267	32,623	34,194
①Tier Ⅱに算入された有価証券含み益	4,109	938	2,020	3,171	2,089
②Tier Ⅱに算入された土地再評価差額金	399	△ 272	△ 312	671	711
③Tier Ⅱに算入された一般貸倒引当金	5,974	△ 361	△ 43	6,335	6,017
④Tier Ⅱに算入された劣後ローン(社債)残高	26,979	4,533	1,602	22,446	25,377
（４）控除項目	5,480	436	1,044	5,044	4,436
（５）自己資本 (2)＋(3)－(4)	69,442	9,241	3,228	60,201	66,214
（６）リスクアセット	631,279	25,753	25,888	605,526	605,391

9．ＲＯＥ

【三井住友銀行単体】　（単位　％）

	17年中間期	16年度比	16年中間期比	16年度	16年中間期
業務純益（一般貸倒引当金繰入前）ベース	57.3	△ 4.3	△ 1.0	61.6	58.3
業務純益ベース	60.2	△ 24.7	△ 41.3	84.9	101.5
中間（当期）純利益ベース	36.1	46.0	21.4	△ 9.9	14.7

【連結】　（単位　％）

	17年中間期	16年度比	16年中間期比	16年度	16年中間期
中間（当期）純利益ベース	56.0	79.0	48.1	△ 23.0	7.9

(注) ＲＯＥ＝ $\frac{\text{（中間（当期）純利益等 － 優先株式配当金総額）×年間日数÷中間期中（年間）日数}}{\text{｛（期首株主資本－期首発行済優先株式数×発行価額）＋（期末株主資本－期末発行済優先株式数×発行価額）｝÷２}}$ × １００

（単位　％）

	17年中間期	16年度比	16年中間期比	16年度	16年中間期
連結ベースＲＯＥ（完全希薄化後）	25.9	33.9	22.4	△ 8.0	3.5

(注) 連結ベースＲＯＥ（完全希薄化後） ＝ $\frac{\text{中間（当期）純利益×年間日数÷中間期中（年間）日数}}{\text{（期首株主資本＋期末株主資本）÷２}}$ × １００

１０．自己査定、開示及び償却・引当との関係　【三井住友銀行単体】

＜17年９月末現在＞　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率	
破綻先 / 実質破綻先	破産更生債権及びこれらに準ずる債権 3,017①（17年3月末比 △1,466）	担保・保証等により回収可能部分 2,861（イ）		全額引当 156	全額償却（注１）	個別貸倒引当金 213（注２）	100%（注３）	
破綻懸念先	危険債権 7,238②（17年3月末比 △2,006）	担保・保証等により回収可能部分 3,295（ロ）		必要額を引当 3,943		個別貸倒引当金 3,539（注２）	89.8%（注３）	
要注意先	要管理債権 3,805③（17年3月末比 △714）（要管理先債権）	要管理債権中の担保・保証等による保全部分 1,583（ハ）				要管理債権に対する一般貸倒引当金 1,187	52.6%（注３）	19.0%（注３）
要注意先	正常債権 549,707	要管理先債権以外の要注意先債権				一般貸倒引当金 3,932	4.7% [10.1%]（注４）	
正常先		正常先債権					0.2%（注４）	

総計
563,767④

特定海外債権引当勘定
37

A＝①＋②＋③	B 担保・保証等により回収可能部分（イ＋ロ＋ハ）	C 左記以外（A－B）	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金（注２）	引当率（注５）D/C
14,060⑤（17年3月末比 △4,186）＜不良債権比率（⑤/④）2.5%＞	7,739	6,321	4,939	78.1%

保全率＝（Ｂ＋Ｄ）／Ａ　90.2%

（注１）　直接減額 11,130億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先　57億円、破綻懸念先　80億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】

（金額単位　百万円）

		17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
リスク管理債権	破綻先債権	72,184	26,253	12,955	45,931	59,229
	延滞債権	898,868	△ 339,154	△ 653,542	1,238,022	1,552,410
	３カ月以上延滞債権	51,310	24,408	4,498	26,902	46,812
	貸出条件緩和債権	329,258	△ 95,748	△ 403,059	425,006	732,317
	合計	1,351,621	△ 384,242	△1,039,147	1,735,863	2,390,768
	直接減額実施額	1,091,620	△ 412,981	△ 291,921	1,504,601	1,383,541
貸出金残高（末残）		50,949,158	881,572	225,551	50,067,586	50,723,607

（単位　%）

		17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
貸出金残高比	破綻先債権	0.1	0.0	0.0	0.1	0.1
	延滞債権	1.8	△ 0.7	△ 1.3	2.5	3.1
	３カ月以上延滞債権	0.1	0.0	0.0	0.1	0.1
	貸出条件緩和債権	0.7	△ 0.1	△ 0.7	0.8	1.4
	合計	2.7	△ 0.8	△ 2.0	3.5	4.7

【連結】

（金額単位　百万円）

		17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
リスク管理債権	破綻先債権	89,680	21,343	2,708	68,337	86,972
	延滞債権	1,084,678	△ 314,286	△ 759,383	1,398,964	1,844,061
	３カ月以上延滞債権	53,845	24,404	927	29,441	52,918
	貸出条件緩和債権	560,295	△ 170,406	△ 324,450	730,701	884,745
	合計	1,788,499	△ 438,946	△1,080,197	2,227,445	2,868,696
	直接減額実施額	1,316,942	△ 406,856	△ 398,830	1,723,798	1,715,772
貸出金残高（末残）		56,095,034	1,295,229	673,000	54,799,805	55,422,034

（単位　%）

		17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
貸出金残高比	破綻先債権	0.2	0.1	0.0	0.1	0.2
	延滞債権	1.9	△ 0.7	△ 1.4	2.6	3.3
	３カ月以上延滞債権	0.1	0.0	0.0	0.1	0.1
	貸出条件緩和債権	1.0	△ 0.3	△ 0.6	1.3	1.6
	合計	3.2	△ 0.9	△ 2.0	4.1	5.2

１２．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
貸倒引当金	772,141	△　216,980	△　190,442	989,121	962,583
一般貸倒引当金	393,220	△　24,335	△　26,079	417,555	419,299
個別貸倒引当金	375,193	△　192,443	△　163,172	567,636	538,365
特定海外債権引当勘定	3,727	△　203	△　1,192	3,930	4,919
直接減額実施額	1,113,028	△　418,818	△　296,148	1,531,846	1,409,176

【連結】　（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
貸倒引当金	1,037,217	△　236,343	△　185,174	1,273,560	1,222,391
一般貸倒引当金	597,385	△　36,130	△　4,299	633,515	601,684
個別貸倒引当金	436,104	△　200,010	△　179,682	636,114	615,786
特定海外債権引当勘定	3,727	△　203	△　1,192	3,930	4,919
直接減額実施額	1,367,602	△　414,642	△　406,441	1,782,244	1,774,043

１３．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
直接減額実施前	77.2	△　0.6	14.4	77.8	62.8
直接減額実施後	57.1	0.1	16.8	57.0	40.3

【連結】　（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
直接減額実施前	77.4	0.1	12.0	77.3	65.4
直接減額実施後	58.0	0.8	15.4	57.2	42.6

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
破産更生債権及びこれらに準ずる債権	301,689	△ 146,572	△ 279,383	448,261	581,072
危険債権	723,768	△ 200,683	△ 400,381	924,451	1,124,149
要管理債権	380,568	△ 71,341	△ 398,561	451,909	779,129
合計（A）	1,406,027	△ 418,595	△1,078,323	1,824,622	2,484,350
正常債権	54,970,710	1,518,163	1,297,259	53,452,547	53,673,451
総計（B）	56,376,737	1,099,568	218,936	55,277,169	56,157,801
不良債権比率（A／B）	2.5	△ 0.8	△ 1.9	3.3	4.4
直接減額実施額	1,113,028	△ 418,818	△ 296,148	1,531,846	1,409,176

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
保全額（C）	1,267,855	△ 384,087	△ 836,283	1,651,942	2,104,138
貸倒引当金（注）（D）	493,944	△ 198,238	△ 205,023	692,182	698,967
担保保証等（E）	773,910	△ 185,850	△ 631,261	959,760	1,405,171

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
保全率（C）／（A）	90.2	△ 0.3	5.5	90.5	84.7
貸倒引当金総額を分子に算入した場合の保全率	110.0	3.2	14.7	106.8	95.3

（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	78.1	△ 1.9	13.3	80.0	64.8
貸倒引当金総額を分子に算入した場合の引当率	122.2	7.8	33.0	114.4	89.2

【連結】

（単位　百万円、％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
破産更生債権及びこれらに準ずる債権	394,066	△ 86,902	△ 313,258	480,968	707,324
危険債権	830,112	△ 244,128	△ 483,184	1,074,240	1,313,296
要管理債権	622,097	△ 145,700	△ 322,841	767,797	944,938
合計（A）	1,846,277	△ 476,729	△1,119,281	2,323,006	2,965,558
正常債権	59,145,155	2,050,380	2,077,332	57,094,775	57,067,823
総計（B）	60,991,432	1,573,651	958,051	59,417,781	60,033,381
不良債権比率（A／B）	3.0	△ 0.9	△ 1.9	3.9	4.9

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
保全額（C）	1,623,818	△ 419,224	△ 813,495	2,043,042	2,437,313
貸倒引当金（D）	543,794	△ 217,404	△ 222,467	761,198	766,261
担保保証等（E）	1,080,024	△ 201,820	△ 591,028	1,281,844	1,671,052

（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
保全率（C）／（A）	88.0	0.1	5.8	87.9	82.2
貸倒引当金総額を分子に算入した場合の保全率	114.7	4.7	17.1	110.0	97.6

（単位　％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
担保保証等控除後の開示債権に対する引当率（D）／（A－E）	71.0	△ 2.1	11.8	73.1	59.2
貸倒引当金総額を分子に算入した場合の引当率	135.4	13.1	41.0	122.3	94.4

（ご参考）不良債権のオフバランス化の実績　【三井住友銀行単体】

１．１２年度上期以前発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	996	289	326	179	133	△ 46	
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	1,923	433	140	93	78	△ 15	
合計	32,478	18,368	14,352	11,316	9,014	4,001	2,919	722	466	272	211	△ 61	(A)
うちオフバランス化につながる措置額						1,512	1,200	297	205	103	77		

（注）オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるＲＣＣへの信託を指す。

(2)オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	△ 13
再建型処理	△ 5
再建型処理に伴う業況改善	－
債権流動化	△ 276
直接償却	285
その他	△ 52
回収・返済等	△ 51
業況改善	△ 1
合計	△ 61 (A)

（注）１．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
２．「再建型処理」とは、再建型倒産手続（会社更生､民事再生､和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
３．「再建型処理に伴う業況改善」は13年３月期の公表においては、「その他」に計上していた。

２．１２年度下期発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	1,188	1,422	577	521	290	227	55	40	57	34	△ 23	
危険債権	5,926	2,697	1,452	1,127	819	538	202	154	63	45	△ 18	
合計	7,114	4,119	2,029	1,648	1,109	765	257	194	120	79	△ 41	(B)
うちオフバランス化につながる措置額					234	184	43	31	55	32		

(2)オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	△ 17
再建型処理	－
再建型処理に伴う業況改善	－
債権流動化	△ 54
直接償却	48
その他	△ 18
回収・返済等	△ 18
業況改善	△ 0
合計	△ 41 (B)

３．１３年度上期発生分

(1)破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	566	766	660	417	325	191	120	84	58	△ 26	
危険債権	3,325	2,369	1,631	995	687	176	103	37	23	△ 14	
合計	3,891	3,135	2,291	1,412	1,012	367	223	121	81	△ 40	(C)
うちオフバランス化につながる措置額				319	255	161	103	70	48		

(2)オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	△ 0
再建型処理	－
再建型処理に伴う業況改善	－
債権流動化	△ 63
直接償却	42
その他	△ 19
回収・返済等	△ 13
業況改善	△ 6
合計	△ 40 (C)

4．１３年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減
破産更生等債権	806	964	605	984	593	528	166	108	△ 58
危険債権	17,519	11,315	7,295	3,721	2,006	876	52	49	△ 3
合計	18,325	12,279	7,900	4,705	2,599	1,404	218	157	△ 61 (D)
うちオフバランス化につながる措置額			561	306	160	77	64	34	

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	△ 96
再建型処理	△ 0
再建型処理に伴う業況改善	－
債権流動化	△ 108
直接償却	173
その他	△ 30
回収・返済等	△ 30
業況改善	－
合計	△ 61 (D)

5．１４年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減
破産更生等債権	645	2,048	958	482	215	176	74	△ 102
危険債権	4,839	1,536	1,119	440	192	83	40	△ 43
合計	5,484	3,584	2,077	922	407	259	114	△ 145 (E)
うちオフバランス化につながる措置額		1,077	520	176	143	93	62	

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	△ 1
再建型処理	－
再建型処理に伴う業況改善	－
債権流動化	△ 173
直接償却	80
その他	△ 51
回収・返済等	△ 37
業況改善	△ 14
合計	△ 145 (E)

6．１４年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減
破産更生等債権	444	893	415	227	206	132	△ 74
危険債権	8,094	2,304	783	252	90	70	△ 20
合計	8,538	3,197	1,198	479	296	202	△ 94 (F)
うちオフバランス化につながる措置額	407	803	294	89	84	38	

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期
清算型処理	－
再建型処理	－
再建型処理に伴う業況改善	－
債権流動化	△ 184
直接償却	120
その他	△ 30
回収・返済等	△ 23
業況改善	△ 7
合計	△ 94 (F)

7．１５年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	678	1,012	1,057	308	244	△ 64	
危険債権	6,020	1,728	304	125	92	△ 33	
合計	6,698	2,740	1,361	433	336	△ 97	(G)
うちオフバランス化につながる措置額	441	663	531	142	127		

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期	
清算型処理	△ 28	
再建型処理	－	
再建型処理に伴う業況改善	－	
債権流動化	△ 166	
直接償却	167	
その他	△ 70	
回収・返済等	△ 57	
業況改善	△ 13	
合計	△ 97	(G)

8．１５年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	579	1,601	1,045	637	△ 408	
危険債権	6,259	468	123	108	△ 15	
合計	6,838	2,069	1,168	745	△ 423	(H)
うちオフバランス化につながる措置額	532	806	543	230		

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期	
清算型処理	△ 18	
再建型処理	－	
再建型処理に伴う業況改善	－	
債権流動化	△ 208	
直接償却	174	
その他	△ 371	
回収・返済等	△ 309	
業況改善	△ 62	
合計	△ 423	(H)

9．１６年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	16年度上期末	16年度下期末	17年度上期末	増減	
破産更生等債権	1,697	840	600	△ 240	
危険債権	8,752	4,741	2,243	△2,498	
合計	10,449	5,581	2,843	△2,738	(I)
うちオフバランス化につながる措置額	568	679	504		

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期	
清算型処理	△ 11	
再建型処理	△2,347	
再建型処理に伴う業況改善	△ 246	
債権流動化	△ 292	
直接償却	286	
その他	△ 128	
回収・返済等	△ 105	
業況改善	△ 23	
合計	△2,738	(I)

１０．１６年度下期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	16年度下期末	17年度上期末	増　減	
破産更生等債権	1,422	610	△　812	
危険債権	3,837	1,726	△2,111	
合計	5,259	2,336	△2,923	（J）
うちオフバランス化につながる措置額	188	481		

(2) オフバランス化の実績

（金額単位　億円）

	17年度上期	
清算型処理	△　2	
再建型処理	△　19	
再建型処理に伴う業況改善	△　10	
債権流動化	△　959	
直接償却	△　322	
その他	△1,611	
回収・返済等	△1,433	
業況改善	△　178	
合計	△2,923	（J）

１１．１７年度上期発生分

(1) 破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	17年度上期末
破産更生等債権	387
危険債権	2,764
合計	3,151
うちオフバランス化につながる措置額	338

○破綻懸念先以下（金融再生法基準）の債権残高推移

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	16年度上期末	16年度下期末	17年度上期末	増　減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	5,061	3,616	5,811	4,483	3,017	△1,466
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	16,312	12,027	11,241	9,244	7,238	△2,006
合計	32,478	25,481	22,362	34,805	30,716	26,544	21,373	15,643	17,052	13,727	10,255	△3,472
うちオフバランス化につながる措置額						4,110	3,709	2,326	2,553	2,021	1,971	

（ご参考）オフバランス化の実績（平成17年度上期合計）

（金額単位　億円）

	17年度上期
清算型処理	△　186
再建型処理	△2,371
再建型処理に伴う業況改善	△　256
債権流動化	△2,483
直接償却	1,053
その他	△2,380
回収・返済等	△2,076
業況改善	△　304
合計　(A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)+(I)+(J)	△6,623

１５．業種別貸出状況等　【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
国内店分（除く特別国際金融取引勘定）	46,865,161	191,514	△ 654,815	46,673,647	47,519,976
製造業	5,154,015	△ 167,700	△ 428,327	5,321,715	5,582,342
農業、林業、漁業及び鉱業	136,050	10,476	15,430	125,574	120,620
建設業	1,351,155	△ 267,217	△ 303,799	1,618,372	1,654,954
運輸、情報通信、公益事業	2,671,461	△ 65,925	△ 409,506	2,737,386	3,080,967
卸売・小売業	5,301,410	△ 9,471	△ 122,198	5,310,881	5,423,608
金融・保険業	4,855,505	△ 303,249	△ 210,089	5,158,754	5,065,594
不動産業	6,597,016	614,056	256,412	5,982,960	6,340,604
各種サービス業	5,797,297	91,396	255,798	5,705,901	5,541,499
地方公共団体	483,328	△ 100,187	44,828	583,515	438,500
その他	14,517,921	389,337	246,637	14,128,584	14,271,284
海外店分及び特別国際金融取引勘定分	4,083,996	690,058	880,365	3,393,938	3,203,631
政府等	82,923	7,099	44,702	75,824	38,221
金融機関	248,563	11,287	△ 8,555	237,276	257,118
商工業	3,581,686	587,668	777,706	2,994,018	2,803,980
その他	170,822	84,003	66,512	86,819	104,310
合計	50,949,158	881,572	225,551	50,067,586	50,723,607

うちリスク管理債権

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
国内店分（除く特別国際金融取引勘定）	1,324,938	△ 378,653	△1,018,422	1,703,591	2,343,360
製造業	75,381	△ 5,902	△ 4,919	81,283	80,300
農業、林業、漁業及び鉱業	3,155	2,430	2,246	725	909
建設業	119,353	△ 222,799	△ 184,178	342,152	303,531
運輸、情報通信、公益事業	35,648	2,275	△ 48,736	33,373	84,384
卸売・小売業	136,781	33,440	△ 161,648	103,341	298,429
金融・保険業	43,923	△ 50,586	△ 2,168	94,509	46,091
不動産業	451,855	55,313	△ 434,059	396,542	885,914
各種サービス業	356,678	△ 93,523	△ 57,205	450,201	413,883
地方公共団体	－	－	－	－	－
その他	102,161	△ 99,301	△ 127,758	201,462	229,919
海外店分及び特別国際金融取引勘定分	26,683	△ 5,589	△ 20,725	32,272	47,408
政府等	117	6	3	111	114
金融機関	－	△ 267	△ 277	267	277
商工業	26,566	△ 5,328	△ 20,451	31,894	47,017
その他	－	－	－	－	－
合計	1,351,621	△ 384,242	△1,039,147	1,735,863	2,390,768

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	17年９月末	引当率	17年３月末比	16年９月末比	17年３月末	16年９月末
国内店分（除く特別国際金融取引勘定）	1,373,977	77.9	△　413,838	△1,055,032	1,787,815	2,429,009
製造業	79,021	70.4	△　6,433	△　2,489	85,454	81,510
農業、林業、漁業及び鉱業	3,155	61.1	2,430	2,245	725	910
建設業	149,079	80.1	△　247,219	△　212,237	396,298	361,316
運輸、情報通信、公益事業	38,234	67.5	2,030	△　49,187	36,204	87,421
卸売・小売業	139,850	72.7	34,838	△　160,994	105,012	300,844
金融・保険業	45,179	89.9	△　50,658	△　2,381	95,837	47,560
不動産業	456,846	69.3	48,295	△　442,726	408,551	899,572
各種サービス業	358,433	83.3	△　97,590	△　58,988	456,023	417,421
地方公共団体	－	－	－	－	－	－
その他	104,176	100.0	△　99,529	△　128,279	203,705	232,455
海外店分及び特別国際金融取引勘定分	32,050	87.0	△　4,757	△　23,291	36,807	55,341
政府等	117	89.8	6	3	111	114
金融機関	－	－	△　462	△　2,442	462	2,442
商工業	31,933	87.0	△　4,301	△　20,852	36,234	52,785
その他	－	－	－	－	－	－
合計	1,406,027	78.1	△　418,595	△1,078,323	1,824,622	2,484,350

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

２．引当率＝貸倒引当金／担保保証等控除後債権×１００

貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
消費者ローン残高	14,426,158	195,510	517,813	14,230,648	13,908,345
住宅ローン残高	13,454,572	214,123	612,340	13,240,449	12,842,232
うち自己居住用の住宅ローン残高	9,663,175	211,845	647,547	9,451,330	9,015,628
その他ローン残高	971,585	△　18,613	△　94,528	990,198	1,066,113

（４）中小企業等に対する貸出金

（単位　百万円、％）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
中小企業等貸出金残高	34,859,483	△　431,667	△　33,822	35,291,150	34,893,305
中小企業等貸出金比率	74.4	△　1.2	1.0	75.6	73.4

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１６．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
債権額	38,104	△　2,060	△　9,257	40,164	47,361
対象国数	5	―	△　1	5	6

（２）貸出金の主要地域別残高

①アジア主要国向け

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
インドネシア	56,785	△　7,228	△　5,685	64,013	62,470
うちリスク管理債権	4,956	1,639	1,892	3,317	3,064
タイ	281,566	58,591	64,308	222,975	217,258
うちリスク管理債権	228	△　517	△　966	745	1,194
韓国	229,313	34,400	20,512	194,913	208,801
うちリスク管理債権	1,141	52	27	1,089	1,114
香港	269,663	49,759	44,300	219,904	225,363
うちリスク管理債権	99	△　223	△　2,756	322	2,855
中国	300,878	45,988	98,261	254,890	202,617
うちリスク管理債権	―	△　198	△　375	198	375
シンガポール	250,166	3,425	13,322	246,741	236,844
うちリスク管理債権	872	34	208	838	664
インド	23,982	7,217	345	16,765	23,637
うちリスク管理債権	234	△　825	△　1,464	1,059	1,698
マレーシア	137,068	49,994	66,009	87,074	71,059
うちリスク管理債権	492	△　10	321	502	171
パキスタン	1,741	△　283	△　642	2,024	2,383
うちリスク管理債権	1,286	67	25	1,219	1,261
その他	93,099	9,970	23,974	83,129	69,125
うちリスク管理債権	―	―	―	―	―
合計	1,644,266	251,834	324,706	1,392,432	1,319,560
うちリスク管理債権	9,308	19	△　3,088	9,289	12,396

（注）　１．債務者所在国を基準に集計しております。（以下同様）
　　　　２．リスク管理債権は、海外店分及び特別国際金融取引勘定分を集計しております。（以下同様）

②中南米主要国向け

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
チリ	1,132	△　1,020	△　2,723	2,152	3,855
うちリスク管理債権	―	―	―	―	―
コロンビア	976	△　3,557	△　4,159	4,533	5,135
うちリスク管理債権	342	△　30	△　97	372	439
メキシコ	46,878	12,751	14,975	34,127	31,903
うちリスク管理債権	―	―	―	―	―
アルゼンチン	14	△　42	△　171	56	185
うちリスク管理債権	―	―	―	―	―
ブラジル	47,832	△　2,941	△　8,025	50,773	55,857
うちリスク管理債権	―	―	―	―	―
ベネズエラ	5,702	△　560	△　1,055	6,262	6,757
うちリスク管理債権	―	―	―	―	―
パナマ	206,383	38,621	33,478	167,762	172,905
うちリスク管理債権	―	―	―	―	―
その他	3,120	△　549	△　792	3,669	3,912
うちリスク管理債権	117	6	3	111	114
合計	312,040	42,704	31,526	269,336	280,514
うちリスク管理債権	459	△　24	△　94	483	553

③ロシア向け

（金額単位　百万円）

	17年９月末	17年３月末比	16年９月末比	17年３月末	16年９月末
ロシア	25,632	13,898	20,709	11,734	4,923
うちリスク管理債権	―	―	―	―	―

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	17年９月末				17年３月末	16年９月末
		引当率	17年３月末比	16年９月末比		
海外店分及び特別国際金融取引勘定分	32,050	87.0	△ 4,757	△ 23,291	36,807	55,341
アジア	12,286	69.0	△ 529	△ 4,716	12,815	17,002
インドネシア	4,956	54.6	1,639	1,892	3,317	3,064
香港	99	100.0	△ 312	△ 2,823	411	2,922
インド	234	100.0	△ 846	△ 2,090	1,080	2,324
中国	―	―	△ 198	△ 410	198	410
その他	6,997	67.5	△ 812	△ 1,285	7,809	8,282
北米	18,839	100.0	△ 3,919	△ 9,969	22,758	28,808
中南米	459	89.8	△ 219	△ 2,259	678	2,718
西欧	466	54.5	△ 90	△ 6,347	556	6,813
東欧	―	―	―	―	―	―

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等　【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	17年中間期			16年度	16年中間期
		16年度比	16年中間期比		
預　金　（末残）	63,380,886	592,558	1,369,281	62,788,328	62,011,605
預　金　（平残）	62,985,016	1,573,735	2,318,346	61,411,281	60,666,670
うち国内業務部門	55,876,909	1,255,016	1,888,700	54,621,893	53,988,209
平均利回	0.02	0.00	0.00	0.02	0.02
貸出金　（末残）	50,949,158	881,572	225,551	50,067,586	50,723,607
貸出金　（平残）	50,180,493	△ 628,415	△ 447,181	50,808,908	50,627,674
うち国内業務部門	45,561,055	△1,298,290	△1,256,914	46,859,345	46,817,969
平均利回	1.75	△ 0.03	△ 0.04	1.78	1.79

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	17年９月末			17年３月末	16年９月末
		17年３月末比	16年９月末比		
国内総預金	60,872,620	262,990	1,999,424	60,609,630	58,873,196
個　人	32,484,694	330,680	391,363	32,154,014	32,093,331
法　人	28,387,926	△ 67,690	1,608,061	28,455,616	26,779,865

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	17年９月末			17年３月末	16年９月末
		17年３月末比	16年９月末比		
投資信託預り残高	2,590,176	241,949	448,073	2,348,227	2,142,103
うち個人向け	2,505,745	240,901	443,488	2,264,844	2,062,257

（注）投資信託預り残高は約定基準で、（中間）期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数　【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	17年中間期
社数	5
債権放棄額（債権額）	2,364

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	17年９月末
中間貸借対照表価額	31,652
取得原価	22,198

（金額単位　億円）

	17年中間期
売却実績	約△1,000

１９．役員数・従業員数の状況　【三井住友銀行単体】

（単位　人）

	17年９月末		17年３月末	18年３月末
		17年３月末比		健全化計画
取締役･監査役（注1）	22	△　3	25	23
従業員数（注2）	21,290	270	21,020	20,900

（注）1. 三井住友フィナンシャルグループの取締役・監査役を含めております。
2. 従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２０．店舗数の状況　【三井住友銀行単体】

（単位　店、社）

	17年９月末		17年３月末	18年３月末
		17年３月末比		健全化計画
国内本支店（注1）	412	△　13	425	415
海外支店（注2）	17	－	17	19
海外現地法人（注3）	27	－	27	28

（注）1. 出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
2. 出張所、駐在員事務所を除いております。
3. 出資比率５０%以下の法人を除いております。

２１．繰延税金資産　【三井住友銀行単体】

（１）繰延税金資産の計上額

（金額単位　億円）

		17年９月末	17年３月末比	16年９月末比	17年３月末	（ご参考）一時差異等残高 17年９月末
①繰延税金資産合計（②―③）	1	17,322	△ 936	△ 1,341	18,258	
②繰延税金資産小計	2	22,236	△ 1,555	△ 687	23,791	54,529
貸倒引当金	3	2,333	△ 821	△ 714	3,154	5,742
貸出金償却	4	3,685	△ 1,936	△ 1,428	5,621	9,070
有価証券有税償却	5	4,445	△ 885	△ 217	5,330	10,941
退職給付引当金	6	717	△ 52	△ 82	769	1,764
減価償却限度超過額	7	68	＋ 7	＋ 1	61	167
その他有価証券評価差額金	8	―	―	―	―	―
税務上の繰越欠損金	9	10,561	＋ 2,333	＋ 1,938	8,228	25,795
その他	10	427	△ 201	△ 185	628	1,050
③評価性引当額	11	4,914	△ 619	＋ 654	5,533	
④繰延税金負債	12	4,037	＋ 801	＋ 1,690	3,236	9,937
退職給付信託設定益	13	517	―	△ 13	517	1,272
その他有価証券評価差額金	14	3,465	＋ 820	＋ 1,696	2,645	8,528
その他	15	55	△ 19	＋ 7	74	137
繰延税金資産の計上額（①―④）	16	13,285	△ 1,737	△ 3,031	15,022	
14行目の繰延税金負債相当額（注）	17	△ 3,465	△ 820	△ 1,696	△ 2,645	△ 8,528
上記以外	18	16,750	△ 917	△ 1,335	17,667	41,256
実効税率	19	40.63%	―	―	40.63%	

（注）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（２）繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a) 不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年上期中に半減目標を前倒しで達成。これらの過程等で、不良債権有税処理残高（注2）が積み上がったが、無税化も順調に進んでいる（17/9末不良債権有税処理残高　約14,800億円）。

(b) 株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となったが（11/3末の約1,000億円→15/3末の約15,000億円）、売却等により無税化も着実に進んでいる（17/9末有価証券有税償却残高　約11,000億円）。

（ロ）上記等により、17/9末時点の税務上の繰越欠損金は約25,800億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	53,760
A 税引前当期純利益	2	31,810
B 申告調整額（除く17/9末一時差異の解消額）	3	9,886
C 調整前課税所得（A＋B）	4	41,696

⇩

調整前課税所得に対応する繰延税金資産額	5	16,941

【基本的な考え方】

(1) 有税残高等の一時差異の解消見込年度をスケジューリング

(2) 今後5年間の調整前課税所得を保守的に見積り

①公表済の経営健全化計画（～20年度）を基礎とし、22年上期までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3) 上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	13/3期	14/3期	15/3期	16/3期	17/3期	17/9期
確定申告所得（繰越欠損金控除前）	▲ 1,760	2,419	▲ 7,455	▲ 14,378	3,172	▲ 5,710

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。
（注3）17年9月期は、中間期決算において算出した見積り計数

２２．平成１７年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】　（金額単位　億円）

	17年度予想	16年度比	16年度実績
営業収益	540	△ 2,048	2,588
経常利益	480	△ 2,054	2,534
当期純利益	700	△ 1,822	2,522

１株当たり期末配当　（金額単位　円）

		17年度予想	16年度比	16年度実績
普通株式		3,000	－	3,000
第一種優先株式		10,500	－	10,500
第二種優先株式		28,500	－	28,500
第三種優先株式		13,700	－	13,700
第四種優先株式	（第１～12回）	135,000	－	135,000
	（第13回）			67,500
第１回第六種優先株式		88,500	87,772	728

＜ご参考＞　（金額単位　億円）

配当金総額	464	20	444

【連結】　（金額単位　億円）

	17年度予想	16年度比	16年度実績
経常収益	35,000	△ 808	35,808
経常利益	8,500	8,803	△ 303
当期純利益	5,500	7,842	△ 2,342

＜ご参考＞

株式会社三井住友銀行

【単体】　（金額単位　億円）

	17年度予想	16年度比	16年度実績
業務粗利益	15,450	221	15,229
経費	△ 5,950	△ 126	△ 5,824
業務純益（一般貸倒引当金繰入前）	9,500	95	9,405
経常利益	6,600	7,317	△ 717
当期純利益	4,300	5,668	△ 1,368

与信関係費用	△ 3,000	6,548	△ 9,548

（注）一般貸倒引当金繰入＋臨時費用に含まれる不良債権処理額。

（ご参考①）平成１７年度経営方針と進捗状況

中期経営計画初年度における確固たる収益水準の確保

■重点分野への積極的な経営資源投入を通じた収益拡大

	<17/3期実績>	<17/9期実績>	<18/3期予想>
SMFG連結当期純利益	▲2,342億円	3,923億円	5,500億円
銀行単体当期純利益	▲1,368億円	2,987億円	4,300億円

■クレジットコストの巡航速度化

【三井住友銀行単体】	<17/3期実績>	<17/9期実績>	<18/3期予想>
与信関係費用	▲9,548億円	▲1,297億円	▲3,000億円
金融再生法開示債権残高	1兆8,246億円	1兆4,060億円	1兆円程度 を目指す
不良債権比率	3．3％	2．5％	2％程度 を目指す

中期経営計画（平成17年度～20年度）における経営戦略の考え方

「お客さま」・「株主・市場」・「社会」から「最高の信頼」を得られ、
世界に通じるトップバンクの実現

経営資源の戦略的投入

重点戦略分野への
経営資源の
積極的な投入

既存業務の
効率化

■　事業成長戦略

新たなリスク、
新たな地域、
新たな事業領域
への挑戦

戦略的アライアンス
への
積極的な取組み

資本効率の向上

各ビジネスの
リスク・リターン
適正化

リスク資本・
リスクアセットの
再配置

■　重点戦略分野（マーケティング部門）

コンシューマー ファイナンス
- プロミスとの提携
- コンシューマーローン
- NTTドコモとの提携
- 携帯電話を利用した新クレジット決済サービス

個人向け コンサルティング
- 「マス富裕層」取組み強化
- 個人資産運用
- 商品ラインアップの拡充
- 証券仲介業務
- 遺言信託業務

法人向け コンサルティング
- ソリューション提供力の強化
- 投資銀行ビジネス
- リスクテイク能力の強化
- 中堅・中小企業向けリスクテイク貸出

海外ビジネス
- アジアマーケットの強化
- 中国を中心としたアジア・ビジネス
- 欧米における資本効率を重視したビジネス拡大

企業価値向上、企業の社会的責任の遂行等のための
コーポレート・ガバナンスの高度化

公的資金の早期返済

<21/3期目標>

連結ROE　15%以上	連結当期純利益　6,500億円以上	連結自己資本比率　11%程度

（ご参考②）三井住友銀行の中間財務諸表等

1．三井住友銀行の平成17年度中間期経営指標等

【三井住友銀行単体】

経常収益	1,091,687 百万円
経常利益	359,778
中間純利益	298,766
総資産	93,293,761
株主資本	3,171,235
株主資本比率	3.39 %
単体自己資本比率（国際統一基準）【速報値】	12.00 %
発行済株式総数（期末）	56,112,948 株
うち普通株式	55,212,947
うち第一種優先株式	35,000
うち第二種優先株式	100,000
うち第三種優先株式	695,000
うち第１回第六種優先株式	70,001
期末自己株式数	－ 株
発行済株式総数（平残）	56,112,948 株
うち普通株式	55,212,947
うち第一種優先株式	35,000
うち第二種優先株式	100,000
うち第三種優先株式	695,000
うち第１回第六種優先株式	70,001
１株当たり中間純利益	5,411円16銭
潜在株式調整後１株当たり中間純利益	5,267円66銭
１株当たり株主資本	33,710円06銭
中間配当予定上限額(注1)	344 億円
普通株式　（１株当たり）	280 円
第一種優先株式　（１株当たり）	10,500 円
第二種優先株式　（１株当たり）	28,500 円
第三種優先株式　（１株当たり）	13,700 円
第１回第六種優先株式　（１株当たり）	88,500 円
時価を付したことにより増加した純資産額(注2)	652,063 百万円

（注1）当行親会社である三井住友フィナンシャルグループ宛の中間配当(中間配当基準日12月31日)であり、平成18年１月以降の取締役会で決議する予定です。

（注2）商法施行規則第124条第３号の規定を当中間期末に適用した場合の増加純資産額

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	11.19 %

2．比較中間貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成17年中間期末（A）	平成16年中間期末（B）	比較（A－B）	平成16年度末（要約）（C）	比較（A－C）
（資産の部）					
現金預け金	4,661,738	5,280,483	△ 618,745	4,524,830	136,908
コールローン	607,319	296,119	311,200	373,397	233,922
買現先勘定	80,057	106,419	△ 26,362	88,021	△ 7,964
債券貸借取引支払保証金	2,165,749	1,621,384	544,365	568,340	1,597,409
買入手形	100,000	－	100,000	573,000	△ 473,000
買入金銭債権	138,907	120,322	18,585	126,682	12,225
特定取引資産	3,368,665	2,986,863	381,802	3,363,376	5,289
金銭の信託	811	3,783	△ 2,972	3,832	△ 3,021
有価証券	23,039,486	23,524,899	△ 485,413	23,676,696	△ 637,210
貸出金	50,949,158	50,723,607	225,551	50,067,586	881,572
外国為替	823,751	910,803	△ 87,052	840,923	△ 17,172
その他資産	1,647,867	1,365,753	282,114	1,446,439	201,428
動産不動産	640,700	671,495	△ 30,795	660,469	△ 19,769
繰延税金資産	1,328,517	1,631,561	△ 303,044	1,502,153	△ 173,636
支払承諾見返	4,513,173	4,462,028	51,145	4,303,148	210,025
貸倒引当金	△ 772,141	△ 962,583	190,442	△ 989,121	216,980
資産の部合計	93,293,761	92,742,940	550,821	91,129,776	2,163,985
（負債の部）					
預金	63,380,886	62,011,605	1,369,281	62,788,328	592,558
譲渡性預金	2,602,639	3,239,176	△ 636,537	2,803,299	△ 200,660
コールマネー	2,172,456	3,043,178	△ 870,722	2,232,507	△ 60,051
売現先勘定	469,130	704,384	△ 235,254	365,127	104,003
債券貸借取引受入担保金	3,612,024	4,571,110	△ 959,086	3,838,031	△ 226,007
売渡手形	3,795,800	1,588,400	2,207,400	2,578,700	1,217,100
特定取引負債	1,533,711	1,505,855	27,856	1,711,030	△ 177,319
借用金	2,067,062	2,441,850	△ 374,788	2,267,602	△ 200,540
外国為替	431,622	534,408	△ 102,786	477,845	△ 46,223
社債	3,872,570	3,699,055	173,515	3,718,372	154,198
信託勘定借	42,260	42,202	58	50,457	△ 8,197
その他負債	1,571,010	2,076,868	△ 505,858	1,143,206	427,804
賞与引当金	8,239	8,598	△ 359	9,092	△ 853
日本国際博覧会出展引当金	284	172	112	231	53
特別法上の引当金	18	18	－	18	－
再評価に係る繰延税金負債	49,637	57,250	△ 7,613	90,043	△ 40,406
支払承諾	4,513,173	4,462,028	51,145	4,303,148	210,025
負債の部合計	90,122,526	89,986,163	136,363	88,377,041	1,745,485
（資本の部）					
資本金	664,986	559,985	105,001	664,986	－
資本剰余金	1,367,548	1,262,546	105,002	1,367,548	－
資本準備金	665,033	904,932	△ 239,899	1,009,933	△ 344,900
その他資本剰余金	702,514	357,614	344,900	357,614	344,900
利益剰余金	607,900	592,112	15,788	291,311	316,589
任意積立金	221,502	221,532	△ 30	221,532	△ 30
中間（当期）未処分利益	386,398	370,579	15,819	69,779	316,619
土地再評価差額金	24,488	83,656	△ 59,168	42,345	△ 17,857
その他有価証券評価差額金	506,310	258,476	247,834	386,543	119,767
資本の部合計	3,171,235	2,756,776	414,459	2,752,735	418,500
負債及び資本の部合計	93,293,761	92,742,940	550,821	91,129,776	2,163,985

（注）記載金額は百万円未満を切り捨てて表示しております。

３．比較中間損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成17年中間期(A)	平成16年中間期(B)	比較(A－B)	平成16年度(要約)
経常収益	1,091,687	1,140,066	△ 48,379	2,289,372
資金運用収益	663,008	646,974	16,034	1,318,698
（うち貸出金利息）	(482,842)	(464,162)	(18,680)	(934,892)
（うち有価証券利息配当金）	(120,742)	(119,916)	(826)	(262,640)
信託報酬	4,284	729	3,555	2,609
役務取引等収益	220,503	181,243	39,260	399,434
特定取引収益	5,055	21,755	△ 16,700	131,779
その他業務収益	158,767	150,886	7,881	228,005
その他経常収益	40,067	138,476	△ 98,409	208,845
経常費用	731,908	1,014,868	△ 282,960	2,361,053
資金調達費用	208,658	156,108	52,550	346,195
（うち預金利息）	(96,313)	(42,412)	(53,901)	(107,718)
役務取引等費用	57,070	54,221	2,849	101,358
特定取引費用	1,485	605	880	199
その他業務費用	17,757	27,939	△ 10,182	109,916
営業経費	301,739	300,276	1,463	603,477
その他経常費用	145,197	475,717	△ 330,520	1,199,906
経常利益	359,778	125,198	234,580	△ 71,680
特別利益	2,459	678	1,781	1,562
特別損失	7,122	12,806	△ 5,684	29,961
税引前中間（当期）純利益	355,115	113,070	242,045	△ 100,079
法人税、住民税及び事業税	5,081	1,645	3,436	6,379
還付法人税等	－	7,405	△ 7,405	8,184
法人税等調整額	51,267	276	50,991	38,579
中間（当期）純利益	298,766	118,554	180,212	△ 136,854
前期繰越利益	69,774	254,523	△ 184,749	254,523
土地再評価差額金取崩額	17,856	△ 2,497	20,353	2,559
中間配当額	－	－	－	50,449
中間（当期）未処分利益	386,398	370,579	15,819	69,779

（注）記載金額は百万円未満を切り捨てて表示しております。

4．有価証券の時価情報等　【三井住友銀行単体】

[1] 有価証券

中間貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	17年９月末				
	中間貸借対照表計上額	時価	差額	うち益	うち損
国債	659,635	653,770	△ 5,864	948	6,813
地方債	58,545	57,397	△ 1,148	－	1,148
社債	69,747	68,907	△ 840	－	840
その他	9,485	9,904	419	419	－
合計	797,413	789,979	△ 7,434	1,367	8,801

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	17年９月末		
	中間貸借対照表計上額	時価	差額
子会社株式	84,400	168,115	83,714
関連会社株式	177,883	211,068	33,185
合計	262,284	379,184	116,899

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	17年９月末				
	取得原価	中間貸借対照表計上額	評価差額	うち益	うち損
株式	1,837,822	2,783,210	945,387	980,079	34,692
債券	11,459,843	11,379,590	△ 80,253	2,917	83,171
国債	10,136,504	10,066,181	△ 70,322	136	70,459
地方債	457,006	451,521	△ 5,485	853	6,338
社債	866,332	861,887	△ 4,445	1,927	6,372
その他	3,629,035	3,615,472	△ 13,562	30,888	44,450
目的区分変更	－	－	66	66	－
合計	16,926,702	17,778,273	851,637	1,013,952	162,314

（注）1. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額が400百万円（費用）であります。
その結果、資本直入処理の対象となる額は852,595百万円であり、同対象額から繰延税金負債346,409百万円を差し引いた額506,186百万円が「その他有価証券評価差額金」に含まれております。

2. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間貸借対照表価額とし、評価差額を当中間期の損失として処理（以下、「減損処理」という。）しております。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券の主な内容及び中間貸借対照表計上額

（金額単位 百万円）

	17年９月末
子会社株式及び関連会社株式	
子会社株式	1,145,831
関連会社株式	34,043
その他	34,902
その他有価証券	
非上場株式（店頭売買株式を除く。）	381,951
非上場債券	2,244,748
非上場外国証券	235,717
その他	247,502

(5) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	17年９月末			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	2,182,596	6,969,777	2,427,934	2,831,959
国　債	1,895,970	4,613,181	1,450,069	2,766,595
地方債	9,889	217,942	281,759	475
社　債	276,736	2,138,653	696,105	64,888
その他	347,444	1,961,790	530,657	626,189
合　計	2,530,040	8,931,568	2,958,592	3,458,148

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	17年９月末				
	取得原価	中間貸借 対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	602	811	209	209	－

（注）上記の評価差額から繰延税金負債85百万円を差し引いた額124百万円が「その他有価証券評価差額金」に含まれております。

5．比較信託財産残高表　【三井住友銀行単体】

（金額単位　百万円）

科　目	平成17年 中間期末（A）	平成16年 中間期末（B）	比　較 （A－B）	平成16年度末 （C）	比　較 （A－C）
貸出金	9,880	5,490	4,390	9,780	100
有価証券	150,999	27,788	123,211	81,840	69,159
受託有価証券	33,880	3,000	30,880	34,166	△ 286
金銭債権	642,431	481,436	160,995	600,618	41,813
その他債権	1,133	171	962	315	818
銀行勘定貸	42,260	42,202	58	50,457	△ 8,197
資産合計	880,586	560,087	320,499	777,177	103,409
金銭信託	167,354	35,478	131,876	101,323	66,031
有価証券の信託	33,880	3,000	30,880	34,166	△ 286
金銭債権の信託	529,859	478,590	51,269	480,147	49,712
包括信託	149,491	43,019	106,472	161,539	△ 12,048
負債合計	880,586	560,087	320,499	777,177	103,409

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。

File No. 82-4395
Exhibit A1(a)
(English Translation)

Financial Results
for the Six Months
ended September 30, 2005
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for the Six Months ended September 30, 2005

(Notes) 1. <Consolidated>: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. ("SMFG")
2. <Non-consolidated>: Non-consolidated figures of Sumitomo Mitsui Banking Corporation ("SMBC")

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Financial Highlights for the Six Months ended September 30, 2005

1. Income Analysis

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Gross banking profit	1	766,648	3,932	762,716
Excluding gains (losses) on bonds	2	*738,282*	*2,229*	*736,053*
Gross domestic profit	3	626,576	36,459	590,117
Excluding gains (losses) on bonds	4	*608,887*	*38,669*	*570,218*
Net interest income	5	459,046	(3,387)	462,433
Trust fees	6	4,284	3,556	728
Net fees and commissions	7	130,683	30,132	100,551
Net trading income	8	(1,038)	(1,763)	725
Net other operating income	9	33,600	7,922	25,678
Gains (losses) on bonds	10	*17,689*	*(2,210)*	*19,899*
Gross international profit	11	140,071	(32,527)	172,598
Excluding gains (losses) on bonds	12	*129,395*	*(36,439)*	*165,834*
Net interest income	13	(4,695)	(33,130)	28,435
Net fees and commissions	14	32,750	6,280	26,470
Net trading income	15	4,608	(15,816)	20,424
Net other operating income	16	107,408	10,140	97,268
Gains (losses) on bonds	17	*10,675*	*3,911*	*6,764*
Expenses (excluding non-recurring losses)	18	(292,415)	(1,279)	(291,136)
Personnel expenses	19	(98,888)	5,432	(104,320)
Non-personnel expenses	20	(177,046)	(8,497)	(168,549)
Taxes	21	(16,480)	1,786	(18,266)
Banking profit (before provision for general reserve for possible loan losses)	22	474,233	2,653	471,580
Excluding gains (losses) on bonds	23	*445,867*	*950*	*444,917*
Provision for general reserve for possible loan losses	24	24,335	(325,399)	349,734
Banking profit	25	498,568	(322,746)	821,314
Gains (losses) on bonds	26	28,365	1,702	26,663
Non-recurring gains (losses)	27	(138,790)	557,326	(696,116)
Credit related costs	28	(153,994)	651,511	(805,505)
Write-off of loans	29	(16,804)	331,965	(348,769)
Provision for specific reserve for possible loan losses	30	(122,647)	281,219	(403,866)
Losses on sales of delinquent loans	31	(14,746)	40,961	(55,707)
Provision for loan loss reserve for specific overseas countries	32	202	(2,636)	2,838
Gains (losses) on stocks	33	24,942	(19,877)	44,819
Gains on sale of stocks	34	34,137	(25,868)	60,005
Losses on sale of stocks	35	(360)	74	(434)
Losses on devaluation of stocks	36	(8,833)	5,918	(14,751)
Other non-recurring gains (losses)	37	(9,738)	(74,308)	64,570
Ordinary profit	38	359,778	234,580	125,198
Extraordinary gains (losses)	39	(4,662)	7,465	(12,127)
Gains (losses) on disposal of premises and equipment	40	665	4,656	(3,991)
Gains on disposal of premises and equipment	41	2,446	1,819	627
Losses on disposal of premises and equipment	42	(1,781)	2,838	(4,619)
Losses on impairment of fixed assets	43	(5,288)	(5,288)	
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	44	-	8,000	(8,000)
Income before income taxes	45	355,115	242,045	113,070
Income taxes, current	46	(5,081)	(3,436)	(1,645)
Income taxes, refund	47	-	(7,405)	7,405
Income taxes, deferred	48	(51,267)	(50,991)	(276)
Net income	49	298,766	180,212	118,554

<Consolidated>

(Millions of yen)

		Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Consolidated gross profit	1	1,021,916	1,961	1,019,955
Net interest income	2	553,715	(42,075)	595,790
Trust fees	3	4,285	3,556	729
Net fees and commissions	4	278,707	43,328	235,379
Net trading income	5	12,259	(18,063)	30,322
Net other operating income	6	172,948	15,216	157,732
General and administrative expenses	7	(421,626)	1,986	(423,612)
Credit related costs	8	(176,525)	436,301	(612,826)
Write-off of loans	9	(42,681)	348,555	(391,236)
Provision for specific reserve for possible loan losses	10	(143,816)	264,505	(408,321)
Provision for general reserve for possible loan losses	11	39,495	(200,720)	240,215
Other credit cost	12	(29,522)	23,960	(53,482)
Gains (losses) on stocks	13	35,265	(13,552)	48,817
Equity in earnings of affiliates	14	14,081	1,188	12,893
Other income (expenses)	15	(9,342)	(78,215)	68,873
Ordinary profit	16	463,768	349,668	114,100
Extraordinary gains (losses)	17	47,524	64,909	(17,385)
Losses on impairment of fixed assets	18	(10,580)	(10,580)	
Income before income taxes and minority interests	19	511,293	414,578	96,715
Income taxes, current	20	(32,367)	(15,288)	(17,079)
Income taxes, refund	21	-	(8,104)	8,104
Income taxes, deferred	22	(60,672)	(55,395)	(5,277)
Minority interests in net income	23	(25,925)	3,165	(29,090)
Net income	24	392,327	338,955	53,372

(Note) Consolidated gross profit = (Interest income - interest expenses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other operating income - Other operating expenses)

(Reference)

(Billions of yen)

Consolidated net business profit	25	579.6	34.7	544.9

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
+ (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items)) + (Affiliates' ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Sep. 30, 2005	Change	Mar. 31, 2005
Consolidated subsidiaries	26	166	(1)	167
Affiliated companies accounted for by equity method	27	59	6	53

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
(1)Banking profit (before provision for general reserve for possible loan losses)	474,233	2,653	471,580
Per employee (thousands of yen)	27,731	1,528	26,203
(2)Banking profit	498,568	(322,746)	821,314
Per employee (thousands of yen)	29,154	(16,482)	45,636
(3)Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	445,867	950	444,917
Per employee (thousands of yen)	26,072	1,351	24,721

Overhead ratio	38.1	(0.1)	38.2

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staffs, and exclude temporary staffs, employees temporarily transferred from other companies, and transferred staffs to other companies.
2. Banking profit per employee is calculated on the basis of the average number of employees during the period.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Yield on interest earning assets (A)	1.47	0.01	1.46
Interest earned on loans and bills discounted (C)	1.75	(0.04)	1.79
Interest earned on securities	0.77	0.12	0.65
Total cost of funding (including expenses) (B)	0.83	0.00	0.83
Cost of interest bearing liabilities	0.08	(0.01)	0.09
Interest paid on deposits, etc. (D)	0.02	0.00	0.02
Interest paid on other liabilities	0.24	(0.04)	0.28
Expense ratio	0.75	0.01	0.74
Overall interest spread (A) - (B)	0.64	0.01	0.63
Interest spread (C) - (D)	1.73	(0.04)	1.77

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Gains (losses) on bonds	28,365	1,702	26,663
Gains on sales	39,827	(11,595)	51,422
Losses on sales	(11,252)	13,629	(24,881)
Gains on redemption	72	(61)	133
Losses on redemption	(280)	(269)	(11)
Losses on devaluation	-	-	-

Gains (losses) on stocks	24,942	(19,877)	44,819
Gains on sales	34,137	(25,868)	60,005
Losses on sales	(360)	74	(434)
Losses on devaluation	(8,833)	5,918	(14,751)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* are directly included in Stockholders' equity)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly included in Stockholders' equity.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) directly included in Stockholders' equity)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2005				Mar. 31, 2005		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(7,434)	(5,590)	1,367	(8,801)	(1,844)	2,089	(3,933)
Stocks of subsidiaries and affiliates	116,899	56,556	116,899	-	60,343	60,690	(347)
Other securities	851,571	200,186	1,013,885	(162,314)	651,385	750,143	(98,757)
Stocks	945,387	278,061	980,079	(34,692)	667,326	708,643	(41,317)
Bonds	(80,253)	(87,953)	2,917	(83,171)	7,700	27,343	(19,642)
Others	(13,562)	10,079	30,888	(44,450)	(23,641)	14,155	(37,797)
Other money held in trust	209	5	209	-	204	300	(95)
Total	961,246	251,158	1,132,362	(171,115)	710,088	813,222	(103,133)
Stocks	1,062,286	334,617	1,096,979	(34,692)	727,669	769,333	(41,664)
Bonds	(88,106)	(93,466)	3,866	(91,972)	5,360	28,925	(23,565)
Others	(12,933)	10,008	31,517	(44,450)	(22,941)	14,963	(37,904)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks'.
2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Sep. 30, 2005 include losses of JPY 557 million that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 400 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 957 million is added to the amount to be directly included in stockholders' equity. Unrealized gains on other securities for Mar. 31, 2005 include gains of JPY 469 million recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 551 million is excluded from the amount to be directly included in stockholders' equity.

<Consolidated> (Millions of yen)

	Sep. 30, 2005				Mar. 31, 2005		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(7,411)	(5,593)	1,390	(8,802)	(1,818)	2,114	(3,933)
Other securities	897,653	201,314	1,070,345	(172,691)	696,339	801,356	(105,017)
Stocks	992,730	287,677	1,031,519	(38,788)	705,053	750,480	(45,426)
Bonds	(83,132)	(98,093)	4,822	(87,955)	14,961	34,971	(20,010)
Others	(11,944)	11,731	34,002	(45,947)	(23,675)	15,903	(39,579)
Other money held in trust	209	5	209	-	204	300	(95)
Total	890,450	195,726	1,071,944	(181,493)	694,724	803,771	(109,046)
Stocks	992,730	287,677	1,031,519	(38,788)	705,053	750,480	(45,426)
Bonds	(90,986)	(103,607)	5,771	(96,757)	12,621	36,554	(23,932)
Others	(11,293)	11,657	34,654	(45,947)	(22,950)	16,735	(39,686)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and beneficiary claims on trust such as receivables in 'Commercial paper and other debt purchased'.
2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the interim period. Rest of the securities are valuated at market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
Net unrealized gains on other securities as of Sep. 30, 2005 include losses of JPY 557 million that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 400 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately. Therefore, JPY 957 million is added to the amount to be directly included in stockholders' equity. Unrealized gains on other securities for Mar. 31, 2005 include gains of JPY 469 million recognized in income statement by applying fair value hedge accounting and valuation gains of JPY 82 million on embedded financial instruments in their entirety

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis) <SMBC Non-consolidated>

(Billions of yen)

	Sep. 30, 2005				Mar. 31, 2005			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	48.3	35.6	12.7	(94.1)	57.7	52.9	4.8	(74.2)
Currency swaps	2.0	13.3	(11.3)	1.9	1.1	9.7	(8.6)	2.8
Others	4.7	5.8	(1.1)	(1.3)	7.5	5.7	1.8	12.1
Total	55.0	54.7	0.3	(93.5)	66.3	68.3	(2.0)	(59.3)

(Notes) 1. Derivative transactions are valuated at fair value on the balance sheet.
2. SMBC applied individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Sep. 30, 2005				Mar. 31, 2005			
	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate /payable floating rate	5,259.7	16,567.5	4,713.7	26,540.9	7,304.7	16,947.2	3,170.8	27,422.7
Receivable floating rate /payable fixed rate	649.7	4,901.1	3,968.6	9,519.4	949.8	5,995.4	3,270.3	10,215.5
Receivable floating rate /payable floating rate	121.6	482.3	20.8	624.7	155.0	452.0	50.8	657.8
Total contract amount	6,031.0	21,950.9	8,703.1	36,685.0	8,409.5	23,394.6	6,491.9	38,296.0

7. Employee Retirement Benefits

(1) Projected benefit obligation

<SMBC Non-consolidated> (Millions of yen)

		Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Projected benefit obligation*	(A)	828,560	754	827,806
<Discount rate>		*<2.5%>*	< - >	*<2.5%>*
Fair value of plan assets*	(B)	885,410	200,661	684,749
Reserve for employee retirement benefits*	(C)	-	(11,748)	11,748
Prepaid pension cost*	(D)	157,463	145,069	12,394
Unrecognized net transition obligation from change of accounting standard*	(E)	-	(16,001)	16,001
Unrecognized prior service cost (deductible from the obligation)*	(F)	(68,239)	9,240	(77,479)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	168,853	(36,327)	205,180

*As of the beginning of the term

(Reference) <Consolidated> (Millions of yen)

		Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Projected benefit obligation*	(A)	891,311	(1,110)	892,421
Fair value of plan assets*	(B)	908,453	199,100	709,353
Reserve for employee retirement benefits*	(C)	34,792	(6,050)	40,842
Prepaid pension cost*	(D)	157,924	144,875	13,049
Unrecognized net transition obligation from change of accounting standard*	(E)	-	(17,876)	17,876
Unrecognized prior service cost (deductible from the obligation)*	(F)	(69,163)	8,859	(78,022)
Unrecognized actuarial net gain (loss)*	(A-B-C+D-E-F)	175,153	(40,267)	215,420

*As of the beginning of the term

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Cost for employee retirement benefits	14,529	(10,727)	25,256
Service cost	8,133	(664)	8,797
Interest cost on projected benefit obligation	10,357	10	10,347
Expected returns on plan assets	(12,040)	(1,716)	(10,324)
Amortization of net obligation from change of accounting standard (amortized using the straight-line method over 5 years)	-	(8,000)	8,000
Amortization of unrecognized prior service cost	(4,619)	-	(4,619)
Amortization of unrecognized actuarial net gain (loss)	12,095	(551)	12,646
Others	603	196	407

(Reference) <Consolidated> (Millions of yen)

	Six months ended Sep. 30, 2005	Change	Six months ended Sep. 30, 2004
Pension expenses	18,589	(12,336)	30,925

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Sep. 30, 2005 (a) [Preliminary]	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
(1) Capital ratio	11.00	1.06	0.07	9.94	10.93
(2) Tier I	3,746.1	483.8	100.5	3,262.3	3,645.6
Net unrealized losses on other securities	-	-	-	-	-
(3) Tier II	3,746.1	483.8	326.7	3,262.3	3,419.4
(a) Unrealized gains on securities	410.9	93.8	202.0	317.1	208.9
(b) Land revaluation excess	39.9	(27.2)	(31.2)	67.1	71.1
(c) General reserve for possible loan losses	597.4	(36.1)	(4.3)	633.5	601.7
(d) Subordinated debt	2,697.9	453.3	160.2	2,244.6	2,537.7
(4) Subtraction items	548.0	43.6	104.4	504.4	443.6
(5) Total capital (2) + (3) - (4)	6,944.2	924.1	322.8	6,020.1	6,621.4
(6) Risk-adjusted assets	63,127.9	2,575.3	2,588.8	60,552.6	60,539.1

9. ROE

<SMBC Non-consolidated>

(%)

	Six months ended Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	FY2004 (b)	Six months ended Sep. 30, 2004 (c)
ROE (numerator: Banking profit*)	57.3	(4.3)	(1.0)	61.6	58.3
ROE (numerator: Banking profit)	60.2	(24.7)	(41.3)	84.9	101.5
ROE (numerator: Net income)	36.1	46.0	21.4	(9.9)	14.7

*Banking profit before provision for general reserve for possible loan losses

<Consolidated>

(%)

	Six months ended Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	FY2004 (b)	Six months ended Sep. 30, 2004 (c)
ROE (numerator: Net income)	56.0	79.0	48.1	(23.0)	7.9

(Note)

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks) X (number of days in a year) / (number of days in the six-month period)}}{\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred shares outstanding at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred shares outstanding at the end of the term) X (Issue price)}\} / 2} \times 100$$

(%)

	Six months ended Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	FY2004 (b)	Six months ended Sep. 30, 2004 (c)
Fully-diluted ROE (numerator: Net income)	25.9	33.9	22.4	(8.0)	3.5

(Note)

$$\text{Fully-diluted ROE} = \frac{\text{(Net income) X (number of days in a year) / (number of days in the six-month period)}}{\{\text{(Stockholders' equity at the beginning of the term) + (Stockholders' equity at the end of the term)}\} / 2} \times 100$$

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Sep. 30, 2005> (Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 301.7 (i) (Change from Mar. 31, 2005: -146.6)		Portion of claims secured by collateral or guarantees, etc. 286.1 (a)	Fully reserved 15.6	Direct Write-offs (*1)	Specific Reserve 21.3 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 723.8 (ii) (Change from Mar. 31, 2005: -200.6)		Portion of claims secured by collateral or guarantees, etc. 329.5 (b)	Necessary amount reserved 394.3		Specific Reserve 353.9 (*2)	89.8% (*3)
Borrowers Requiring Caution	Substandard Loans 380.5 (iii) (Change from Mar. 31, 2005: -71.4) (Claims to Substandard Borrowers)		Portion of Substandard Loans secured by collateral or guarantees, etc. 158.3 (c)			General Reserve for Substandard Loans 118.7	52.6% (*3); 19.0% (*3)
	Normal Assets 54,970.7		Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers			General Reserve 393.2	4.7% [10.1%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)

Loan Loss Reserve for Specific Overseas Countries 3.7

Total 56,376.7 (iv)

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D/C
1,406.0 (v) (Change from Mar. 31, 2005: -418.6) <Problem asset ratio ((v)/(iv)) 2.5%>	773.9	632.1	493.9	78.1%

Coverage Ratio = (B+D)/A 90.2%

(*1) Includes amount of direct reduction totaling JPY 1,113.0 billion.
(*2) Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 5.7 billion, Potentially Bankrupt Borrowers: JPY 8.0 billion)
(*3) Reserve ratios for claims on Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion of reserve for the possible loan losses to each category's total unsecured claims.

11. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		(a)	(a) - (b)	(a) - (c)	(b)	(c)
Risk-monitored loans	Bankrupt loans	72,184	26,253	12,955	45,931	59,229
	Non-accrual loans	898,868	(339,154)	(653,542)	1,238,022	1,552,410
	Past due loans (3 months or more)	51,310	24,408	4,498	26,902	46,812
	Restructured loans	329,258	(95,748)	(403,059)	425,006	732,317
	Total	1,351,621	(384,242)	(1,039,147)	1,735,863	2,390,768
	Amount of direct reduction	1,091,620	(412,981)	(291,921)	1,504,601	1,383,541
Total loans (term-end balance)		50,949,158	881,572	225,551	50,067,586	50,723,607

(%)

Ratio to total loans	Bankrupt loans	0.1	0.0	0.0	0.1	0.1
	Non-accrual loans	1.8	(0.7)	(1.3)	2.5	3.1
	Past due loans (3 months or more)	0.1	0.0	0.0	0.1	0.1
	Restructured loans	0.7	(0.1)	(0.7)	0.8	1.4
	Total	2.7	(0.8)	(2.0)	3.5	4.7

<Consolidated>

(Millions of yen)

		Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
		(a)	(a) - (b)	(a) - (c)	(b)	(c)
Risk-monitored loans	Bankrupt loans	89,680	21,343	2,708	68,337	86,972
	Non-accrual loans	1,084,678	(314,286)	(759,383)	1,398,964	1,844,061
	Past due loans (3 months or more)	53,845	24,404	927	29,441	52,918
	Restructured loans	560,295	(170,406)	(324,450)	730,701	884,745
	Total	1,788,499	(438,946)	(1,080,197)	2,227,445	2,868,696
	Amount of direct reduction	1,316,942	(406,856)	(398,830)	1,723,798	1,715,772
Total loans (term-end balance)		56,095,034	1,295,229	673,000	54,799,805	55,422,034

(%)

Ratio to total loans	Bankrupt loans	0.2	0.1	0.0	0.1	0.2
	Non-accrual loans	1.9	(0.7)	(1.4)	2.6	3.3
	Past due loans (3 months or more)	0.1	0.0	0.0	0.1	0.1
	Restructured loans	1.0	(0.3)	(0.6)	1.3	1.6
	Total	3.2	(0.9)	(2.0)	4.1	5.2

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	772,141	(216,980)	(190,442)	989,121	962,583
General reserve	393,220	(24,335)	(26,079)	417,555	419,299
Specific reserve	375,193	(192,443)	(163,172)	567,636	538,365
Loan loss reserve for specific overseas countries	3,727	(203)	(1,192)	3,930	4,919
Amount of direct reduction	1,113,028	(418,818)	(296,148)	1,531,846	1,409,176

<Consolidated> (Millions of yen)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Reserve for possible loan losses	1,037,217	(236,343)	(185,174)	1,273,560	1,222,391
General reserve	597,385	(36,130)	(4,299)	633,515	601,684
Specific reserve	436,104	(200,010)	(179,682)	636,114	615,786
Loan loss reserve for specific overseas countries	3,727	(203)	(1,192)	3,930	4,919
Amount of direct reduction	1,367,602	(414,642)	(406,441)	1,782,244	1,774,043

13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	77.2	(0.6)	14.4	77.8	62.8
After direct reduction	57.1	0.1	16.8	57.0	40.3

<Consolidated> (%)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Before direct reduction	77.4	0.1	12.0	77.3	65.4
After direct reduction	58.0	0.8	15.4	57.2	42.6

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Bankrupt and quasi-bankrupt assets	301,689	(146,572)	(279,383)	448,261	581,072
Doubtful assets	723,768	(200,683)	(400,381)	924,451	1,124,149
Substandard loans	380,568	(71,341)	(398,561)	451,909	779,129
Total (A)	1,406,027	(418,595)	(1,078,323)	1,824,622	2,484,350
Normal assets	54,970,710	1,518,163	1,297,259	53,452,547	53,673,451
Total (B)	56,376,737	1,099,568	218,936	55,277,169	56,157,801
Problem asset ratio (A/B)	2.5	(0.8)	(1.9)	3.3	4.4
Amount of direct reduction	1,113,028	(418,818)	(296,148)	1,531,846	1,409,176

(Note) Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Total coverage (C)	1,267,855	(384,087)	(836,283)	1,651,942	2,104,138
Reserve for possible loan losses* (D)	493,944	(198,238)	(205,023)	692,182	698,967
Amount recoverable due to guarantees, collateral and others (E)	773,910	(185,850)	(631,261)	959,760	1,405,171

* Sum of general reserve for Substandard loans and specific reserve.

(%)

Coverage ratio (C) / (A)	90.2	(0.3)	5.5	90.5	84.7
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	110.0	3.2	14.7	106.8	95.3

(%)

Reserve ratio to unsecured assets (D) / (A - E)	78.1	(1.9)	13.3	80.0	64.8
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	122.2	7.8	33.0	114.4	89.2

<Consolidated>

(Millions of yen, %)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Bankrupt and quasi-bankrupt assets	394,066	(86,902)	(313,258)	480,968	707,324
Doubtful assets	830,112	(244,128)	(483,184)	1,074,240	1,313,296
Substandard loans	622,097	(145,700)	(322,841)	767,797	944,938
Total (A)	1,846,277	(476,729)	(1,119,281)	2,323,006	2,965,558
Normal assets	59,145,155	2,050,380	2,077,332	57,094,775	57,067,823
Total (B)	60,991,432	1,573,651	958,051	59,417,781	60,033,381
Problem asset ratio (A/B)	3.0	(0.9)	(1.9)	3.9	4.9

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Total coverage (C)	1,623,818	(419,224)	(813,495)	2,043,042	2,437,313
Reserve for possible loan losses (D)	543,794	(217,404)	(222,467)	761,198	766,261
Amount recoverable due to guarantees, collateral and others (E)	1,080,024	(201,820)	(591,028)	1,281,844	1,671,052

(%)

Coverage ratio (C) / (A)	88.0	0.1	5.8	87.9	82.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	114.7	4.7	17.1	110.0	97.6

(%)

Reserve ratio to unsecured assets (D) / (A - E)	71.0	(2.1)	11.8	73.1	59.2
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	135.4	13.1	41.0	122.3	94.4

(Reference) Progress in Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets classified prior to or during the six months ended Sep. 30, 2000

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	99.6	28.9	32.6	17.9	13.3	(4.6)	
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	192.3	43.3	14.0	9.3	7.8	(1.5)	
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	291.9	72.2	46.6	27.2	21.1	(6.1)	(A)
The result of measures connected to Off-balancing						151.2	120.0	29.7	20.5	10.3	7.7		

(Note) The measures connected to "Off-balancing" are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(1.3)	
Reconstructive disposition --- (a)	(0.5)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(27.6)	
Direct write-offs	28.5	
Others	(5.2)	
Collection/repayment, etc.	(5.1)	
Improvement in debtors' performance	(0.1)	
Total	(6.1)	(A)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

3. "Improvement in debtors' performance due to reconstructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the six-months ended Mar. 31, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	22.7	5.5	4.0	5.7	3.4	(2.3)	
Doubtful assets	592.6	269.7	145.2	112.7	81.9	53.8	20.2	15.4	6.3	4.5	(1.8)	
Total	711.4	411.9	202.9	164.8	110.9	76.5	25.7	19.4	12.0	7.9	(4.1)	(B)
The result of measures connected to Off-balancing					23.4	18.4	4.3	3.1	5.5	3.2		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(1.7)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(5.4)	
Direct write-offs	4.8	
Others	(1.8)	
Collection/repayment, etc.	(1.8)	
Improvement in debtors' performance	(0.0)	
Total	(4.1)	(B)

3. Problem assets classified during the six months ended Sep. 30, 2001

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	32.5	19.1	12.0	8.4	5.8	(2.6)	
Doubtful assets	332.5	236.9	163.1	99.5	68.7	17.6	10.3	3.7	2.3	(1.4)	
Total	389.1	313.5	229.1	141.2	101.2	36.7	22.3	12.1	8.1	(4.0)	(C)
The result of measures connected to Off-balancing				31.9	25.5	16.1	10.3	7.0	4.8		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005
Disposition by borrowers' liquidation	(0.0)
Reconstructive disposition --- (a)	-
Improvement in debtors' performance due to (a)	-
Loan sales to market	(6.3)
Direct write-offs	4.2
Others	(1.9)
Collection/repayment, etc.	(1.3)

4. Problem assets classified during the six months ended Mar. 31, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	98.4	59.3	52.8	16.6	10.8	(5.8)	
Doubtful assets	1,751.9	1,131.5	729.5	372.1	200.6	87.6	5.2	4.9	(0.3)	
Total	1,832.5	1,227.9	790.0	470.5	259.9	140.4	21.8	15.7	(6.1)	(D)
The result of measures connected to Off-balancing		56.1	30.6	16.0	7.7	6.4	3.4			

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(9.6)	
Reconstructive disposition --- (a)	(0.0)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(10.8)	
Direct write-offs	17.3	
Others	(3.0)	
Collection/repayment, etc.	(3.0)	
Improvement in debtors' performance	-	
Total	(6.1)	(D)

5. Problem assets classified during the six months ended Sep. 30, 2002

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	64.5	204.8	95.8	48.2	21.5	17.6	7.4	(10.2)	
Doubtful assets	483.9	153.6	111.9	44.0	19.2	8.3	4.0	(4.3)	
Total	548.4	358.4	207.7	92.2	40.7	25.9	11.4	(14.5)	(E)
The result of measures connected to Off-balancing		107.7	52.0	17.6	14.3	9.3	6.2		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(0.1)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(17.3)	
Direct write-offs	8.0	
Others	(5.1)	
Collection/repayment, etc.	(3.7)	
Improvement in debtors' performance	(1.4)	
Total	(14.5)	(E)

6. Problem assets classified during the six months ended Mar. 31, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	44.4	89.3	41.5	22.7	20.6	13.2	(7.4)	
Doubtful assets	809.4	230.4	78.3	25.2	9.0	7.0	(2.0)	
Total	853.8	319.7	119.8	47.9	29.6	20.2	(9.4)	(F)
The result of measures connected to Off-balancing	40.7	80.3	29.4	8.9	8.4	3.8		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005
Disposition by borrowers' liquidation	-
Reconstructive disposition --- (a)	-
Improvement in debtors' performance due to (a)	-
Loan sales to market	(18.4)
Direct write-offs	12.0
Others	(3.0)
Collection/repayment, etc.	(2.3)

7. Problem assets classified during the six months ended Sep. 30, 2003

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	67.8	101.2	105.7	30.8	24.4	(6.4)	
Doubtful assets	602.0	172.8	30.4	12.5	9.2	(3.3)	
Total	669.8	274.0	136.1	43.3	33.6	(9.7)	(G)
The result of measures connected to Off-balancing	44.1	66.3	53.1	14.2	12.7		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(2.8)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(16.6)	
Direct write-offs	16.7	
Others	(7.0)	
Collection/repayment, etc.	(5.7)	
Improvement in debtors' performance	(1.3)	
Total	(9.7)	(G)

8. Problem assets classified during the six months ended Mar. 31, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	57.9	160.1	104.5	63.7	(40.8)	
Doubtful assets	625.9	46.8	12.3	10.8	(1.5)	
Total	683.8	206.9	116.8	74.5	(42.3)	(H)
The result of measures connected to Off-balancing	53.2	80.6	54.3	23.0		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(1.8)	
Reconstructive disposition --- (a)	-	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(20.8)	
Direct write-offs	17.4	
Others	(37.1)	
Collection/repayment, etc.	(30.9)	
Improvement in debtors' performance	(6.2)	
Total	(42.3)	(H)

9. Problem assets classified during the six months ended Sep. 30, 2004

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	169.7	84.0	60.0	(24.0)	
Doubtful assets	875.2	474.1	224.3	(249.8)	
Total	1,044.9	558.1	284.3	(273.8)	(I)
The result of measures connected to Off-balancing	56.8	67.9	50.4		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005
Disposition by borrowers' liquidation	(1.1)
Reconstructive disposition --- (a)	(234.7)
Improvement in debtors' performance due to (a)	(24.6)
Loan sales to market	(29.2)
Direct write-offs	28.6
Others	(12.8)

10. Problem assets classified during the six months ended Mar. 31, 2005

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2005	Sep. 30, 2005	Change	
Bankrupt and quasi-bankrupt assets	142.2	61.0	(81.2)	
Doubtful assets	383.7	172.6	(211.1)	
Total	525.9	233.6	(292.3)	(J)
The result of measures connected to Off-balancing	18.8	48.1		

(2) Progress of Off-balancing

(Billions of yen)

	Six months ended Sep. 30, 2005	
Disposition by borrowers' liquidation	(0.2)	
Reconstructive disposition --- (a)	(1.9)	
Improvement in debtors' performance due to (a)	(1.0)	
Loan sales to market	(95.9)	
Direct write-offs	(32.2)	
Others	(161.1)	
Collection/repayment, etc.	(143.3)	
Improvement in debtors' performance	(17.8)	
Total	(292.3)	(J)

11. Problem assets classified during the six months ended Sep. 30, 2005

(1) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2005
Bankrupt and quasi-bankrupt assets	38.7
Doubtful assets	276.4
Total	315.1
The result of measures connected to Off-balancing	33.8

(Reference) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Sep. 30, 2004	Mar. 31, 2005	Sep. 30, 2005	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	506.1	361.6	581.1	448.3	301.7	(146.6)
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	1,631.2	1,202.7	1,124.1	924.4	723.8	(200.6)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	2,137.3	1,564.3	1,705.2	1,372.7	1,025.5	(347.2)
The result of measures connected to Off-balancing						411.0	370.9	232.6	255.3	202.1	197.1	

(Reference) Progress of Off-balancing (Six months ended Sep. 30, 2005 total)

(Billions of yen)

	Six months ended Sep. 30, 2005
Disposition by borrowers' liquidation	(18.6)
Reconstructive disposition --- (a)	(237.1)
Improvement in debtors' performance due to (a)	(25.6)
Loan sales to market	(248.3)
Direct write-offs	105.3
Others	(238.0)
Collection/repayment, etc.	(207.6)
Improvement in debtors' performance	(30.4)
Total (A)+(B)+(C)+(D)+(E)+(F)+(G)+(H)+(I)+(J)	(662.3)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Domestic offices (excluding offshore banking account)	46,865,161	191,514	(654,815)	46,673,647	47,519,976
Manufacturing	5,154,015	(167,700)	(428,327)	5,321,715	5,582,342
Agriculture, forestry, fisheries, and mining	136,050	10,476	15,430	125,574	120,620
Construction	1,351,155	(267,217)	(303,799)	1,618,372	1,654,954
Transportation, communications and public enterprises	2,671,461	(65,925)	(409,506)	2,737,386	3,080,967
Wholesale and retail	5,301,410	(9,471)	(122,198)	5,310,881	5,423,608
Finance and insurance	4,855,505	(303,249)	(210,089)	5,158,754	5,065,594
Real estate	6,597,016	614,056	256,412	5,982,960	6,340,604
Various services	5,797,297	91,396	255,798	5,705,901	5,541,499
Municipalities	483,328	(100,187)	44,828	583,515	438,500
Others	14,517,921	389,337	246,637	14,128,584	14,271,284
Overseas offices and offshore banking accounts	4,083,996	690,058	880,365	3,393,938	3,203,631
Public sector	82,923	7,099	44,702	75,824	38,221
Financial institutions	248,563	11,287	(8,555)	237,276	257,118
Commerce and industry	3,581,686	587,668	777,706	2,994,018	2,803,980
Others	170,822	84,003	66,512	86,819	104,310
Total	50,949,158	881,572	225,551	50,067,586	50,723,607

Risk-Monitored Loans

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Domestic offices (excluding offshore banking account)	1,324,938	(378,653)	(1,018,422)	1,703,591	2,343,360
Manufacturing	75,381	(5,902)	(4,919)	81,283	80,300
Agriculture, forestry, fisheries, and mining	3,155	2,430	2,246	725	909
Construction	119,353	(222,799)	(184,178)	342,152	303,531
Transportation, communications and public enterprises	35,648	2,275	(48,736)	33,373	84,384
Wholesale and retail	136,781	33,440	(161,648)	103,341	298,429
Finance and insurance	43,923	(50,586)	(2,168)	94,509	46,091
Real estate	451,855	55,313	(434,059)	396,542	885,914
Various services	356,678	(93,523)	(57,205)	450,201	413,883
Municipalities	-	-	-	-	-
Others	102,161	(99,301)	(127,758)	201,462	229,919
Overseas offices and offshore banking accounts	26,683	(5,589)	(20,725)	32,272	47,408
Public sector	117	6	3	111	114
Financial institutions	-	(267)	(277)	267	277
Commerce and industry	26,566	(5,328)	(20,451)	31,894	47,017
Others	-	-	-	-	-
Total	1,351,621	(384,242)	(1,039,147)	1,735,863	2,390,768

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Sep. 30, 2005				Mar. 31, 2005	Sep. 30, 2004
	(a)	Reserve ratio	(a) - (b)	(a) - (c)	(b)	(c)
Domestic offices (excluding offshore banking account)	1,373,977	77.9	(413,838)	(1,055,032)	1,787,815	2,429,009
Manufacturing	79,021	70.4	(6,433)	(2,489)	85,454	81,510
Agriculture, forestry, fisheries, and mining	3,155	61.1	2,430	2,245	725	910
Construction	149,079	80.1	(247,219)	(212,237)	396,298	361,316
Transportation, communications and public enterprises	38,234	67.5	2,030	(49,187)	36,204	87,421
Wholesale and retail	139,850	72.7	34,838	(160,994)	105,012	300,844
Finance and insurance	45,179	89.9	(50,658)	(2,381)	95,837	47,560
Real estate	456,846	69.3	48,295	(442,726)	408,551	899,572
Various services	358,433	83.3	(97,590)	(58,988)	456,023	417,421
Municipalities	-	-	-	-	-	-
Others	104,176	100.0	(99,529)	(128,279)	203,705	232,455
Overseas offices and offshore banking accounts	32,050	87.0	(4,757)	(23,291)	36,807	55,341
Public sector	117	89.8	6	3	111	114
Financial institutions	-	-	(462)	(2,442)	462	2,442
Commerce and industry	31,933	87.0	(4,301)	(20,852)	36,234	52,785
Others	-	-	-	-	-	-
Total	1,406,027	78.1	(418,595)	(1,078,323)	1,824,622	2,484,350

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Consumer loans	14,426,158	195,510	517,813	14,230,648	13,908,345
Mortgage loans	13,454,572	214,123	612,340	13,240,449	12,842,232
Residential purpose	9,663,175	211,845	647,547	9,451,330	9,015,628
Other consumer loans	971,585	(18,613)	(94,528)	990,198	1,066,113

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Sep. 30, 2005			Mar. 31, 2005	Sep. 30, 2004
	(a)	(a) - (b)	(a) - (c)	(b)	(c)
Outstanding balance	34,859,483	(431,667)	(33,822)	35,291,150	34,893,305
Ratio to total loans	74.4	(1.2)	1.0	75.6	73.4

(Note) Outstanding balance does not include loans at overseas offices and offshore banking accounts.

16. Loan Portfolio, Classified by Country <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Loan balance	38,104	(2,060)	(9,257)	40,164	47,361
Number of countries	5	-	(1)	5	6

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Indonesia	56,785	(7,228)	(5,685)	64,013	62,470
Risk-monitored loans	4,956	1,639	1,892	3,317	3,064
Thailand	281,566	58,591	64,308	222,975	217,258
Risk-monitored loans	228	(517)	(966)	745	1,194
Korea	229,313	34,400	20,512	194,913	208,801
Risk-monitored loans	1,141	52	27	1,089	1,114
Hong Kong	269,663	49,759	44,300	219,904	225,363
Risk-monitored loans	99	(223)	(2,756)	322	2,855
China	300,878	45,988	98,261	254,890	202,617
Risk-monitored loans	-	(198)	(375)	198	375
Singapore	250,166	3,425	13,322	246,741	236,844
Risk-monitored loans	872	34	208	838	664
India	23,982	7,217	345	16,765	23,637
Risk-monitored loans	234	(825)	(1,464)	1,059	1,698
Malaysia	137,068	49,994	66,009	87,074	71,059
Risk-monitored loans	492	(10)	321	502	171
Pakistan	1,741	(283)	(642)	2,024	2,383
Risk-monitored loans	1,286	67	25	1,219	1,261
Others	93,099	9,970	23,974	83,129	69,125
Risk-monitored loans	-	-	-	-	-
Total	1,644,266	251,834	324,706	1,392,432	1,319,560
Risk-monitored loans	9,308	19	(3,088)	9,289	12,396

(Notes) 1. Classified by domicile of debtors (same for the following tables).
2. Risk-monitored loans are calculated based on the ones in overseas offices and Japan offshore banking accounts (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Chile	1,132	(1,020)	(2,723)	2,152	3,855
Risk-monitored loans	-	-	-	-	-
Columbia	976	(3,557)	(4,159)	4,533	5,135
Risk-monitored loans	342	(30)	(97)	372	439
Mexico	46,878	12,751	14,975	34,127	31,903
Risk-monitored loans	-	-	-	-	-
Argentina	14	(42)	(171)	56	185
Risk-monitored loans	-	-	-	-	-
Brazil	47,832	(2,941)	(8,025)	50,773	55,857
Risk-monitored loans	-	-	-	-	-
Venezuela	5,702	(560)	(1,055)	6,262	6,757
Risk-monitored loans	-	-	-	-	-
Panama	206,383	38,621	33,478	167,762	172,905
Risk-monitored loans	-	-	-	-	-
Others	3,120	(549)	(792)	3,669	3,912
Risk-monitored loans	117	6	3	111	114
Total	312,040	42,704	31,526	269,336	280,514
Risk-monitored loans	459	(24)	(94)	483	553

(iii) Loans to Russia

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Sep. 30, 2005 (a)	Reserve ratio	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Overseas offices and Japan offshore banking accounts	32,050	87.0	(4,757)	(23,291)	36,807	55,341
Asia	12,286	69.0	(529)	(4,716)	12,815	17,002
Indonesia	4,956	54.6	1,639	1,892	3,317	3,064
Hong Kong	99	100.0	(312)	(2,823)	411	2,922
India	234	100.0	(846)	(2,090)	1,080	2,324
China	-	-	(198)	(410)	198	410
Others	6,997	67.5	(812)	(1,285)	7,809	8,282
North America	18,839	100.0	(3,919)	(9,969)	22,758	28,808
Central and South America	459	89.8	(219)	(2,259)	678	2,718
Western Europe	466	54.5	(90)	(6,347)	556	6,813
Eastern Europe	-	-	-	-	-	-

(Notes) 1. Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others)
Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
3. Classified by domicile of debtors.

17. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	Six months ended Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	FY2004 (b)	Six months ended Sep. 30, 2004 (c)
Deposits (term-end balance)	63,380,886	592,558	1,369,281	62,788,328	62,011,605
Deposits (average balance)	62,985,016	1,573,735	2,318,346	61,411,281	60,666,670
Domestic units	55,876,909	1,255,016	1,888,700	54,621,893	53,988,209
Average yield	0.02	0.00	0.00	0.02	0.02
Loans (term-end balance)	50,949,158	881,572	225,551	50,067,586	50,723,607
Loans (average balance)	50,180,493	(628,415)	(447,181)	50,808,908	50,627,674
Domestic units	45,561,055	(1,298,290)	(1,256,914)	46,859,345	46,817,969
Average yield	1.75	(0.03)	(0.04)	1.78	1.79

(Note) Deposits do not include "negotiable certificates of deposit."

(2) Deposits outstanding, classified by type of depositor

(Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Domestic deposits	60,872,620	262,990	1,999,424	60,609,630	58,873,196
Individual	32,484,694	330,680	391,363	32,154,014	32,093,331
Corporate	28,387,926	(67,690)	1,608,061	28,455,616	26,779,865

(Note) Figures are before adjustment on interoffice accounts in transit.
Excludes "negotiable certificates of deposit" and Japan offshore banking accounts.

(Reference) (Millions of yen)

	Sep. 30, 2005 (a)	(a) - (b)	(a) - (c)	Mar. 31, 2005 (b)	Sep. 30, 2004 (c)
Outstanding balance of investment trusts	2,590,176	241,949	448,073	2,348,227	2,142,103
Balance to individuals	2,505,745	240,901	443,488	2,264,844	2,062,257

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	Six months ended Sep 30, 2005
Number of companies whose debts have been forgiven	5
Principal amount forgiven	236.4

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding Balance and the Amount Sold of Stocks in Other Securities

(Billions of yen)

	Sep. 30, 2005
Balance sheet amount	3,165.2
Acquisition cost	2,219.8

(Billions of yen)

	Six months ended Sep 30, 2005
Amount sold	approx. 100.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Sep. 30, 2005		Mar. 31, 2005	Mar. 31, 2006
		Change		"The Plan"*3
Directors and auditors*1	22	(3)	25	23
Employees*2	21,290	270	21,020	20,900

(*1) Including directors and auditors of SMFG.

(*2) Registered employees including employees temporarily transferred to other companies but excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

20. Number of Offices <SMBC Non-consolidated>

	Sep. 30, 2005		Mar. 31, 2005	Mar. 31, 2006
		Change		"The Plan"*4
Domestic branches*1	412	(13)	425	415
Overseas branches*2	17	-	17	19
Overseas subsidiaries*3	27	-	27	28

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has 50% or less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

21. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Sep. 30, 2005	Change from Mar. 31, 2005	Change from Sep. 30, 2004	Mar. 31, 2005	(Reference) Temporary differences Sep. 30, 2005
(a) Total deferred tax assets	(b-c)	1	1,732.2	(93.6)	(134.1)	1,825.8	
(b) Subtotal of deferred tax assets		2	2,223.6	(155.5)	(68.7)	2,379.1	5,452.9
Reserve for possible loan losses		3	233.3	(82.1)	(71.4)	315.4	574.2
Write-off of loans		4	368.5	(193.6)	(142.8)	562.1	907.0
Write-off of securities		5	444.5	(88.5)	(21.7)	533.0	1,094.1
Reserve for employee retirement benefits		6	71.7	(5.2)	(8.2)	76.9	176.4
Depreciation		7	6.8	0.7	0.1	6.1	16.7
Net unrealized losses on other securities		8	-	-	-	-	-
Net operating loss carryforwards		9	1,056.1	233.3	193.8	822.8	2,579.5
Other		10	42.7	(20.1)	(18.5)	62.8	105.0
(c) Valuation allowance		11	491.4	(61.9)	65.4	553.3	
(d) Total deferred tax liabilities		12	403.7	80.1	169.0	323.6	993.7
Gains on securities contributed to employee retirement benefits trust		13	51.7	-	(1.3)	51.7	127.2
Net unrealized gains on other securities		14	346.5	82.0	169.6	264.5	852.8
Other		15	5.5	(1.9)	0.7	7.4	13.7
Net deferred tax assets (Balance sheet amount)	(a-d)	16	1,328.5	(173.7)	(303.1)	1,502.2	
Amount corresponding to the deferred tax liabilities shown in line 14	(Note)	17	(346.5)	(82.0)	(169.6)	(264.5)	(852.8)
Net deferred tax assets excluding the amount shown in line 17		18	1,675.0	(91.7)	(133.5)	1,766.7	4,125.6

Effective income tax rate	19	40.63%	-	-	40.63%

(Notes) Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets")

(2) Reason for Recognition of Deferred Tax Assets

(a) Recognition Criteria

Practical Guideline, examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline")(*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self assessment in accordance with the "Prompt Corrective Action" adopted in fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions against the risk of asset deterioration under the severe business environment of a prolonged sluggish economy.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC accelerated the disposal of non-performing loans in order to reduce the problem asset ratio to half by fiscal 2004. As a result, SMBC achieved this target 6 months ahead of schedule, in the 1st half of fiscal 2004. In the process, taxable disposals that were made in the past were realized, while taxable disposals(**) were newly recognized (taxable disposal of non-performing loans as of September 30, 2005 amounted to approximately 1,480 billion yen).

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce the risk of stock price fluctuations, and early meet the regulation limiting stockholdings that was adopted in fiscal 2001.

During fiscal 2002, SMBC sold stocks and reduced the balance by approximately 1.1 trillion yen and also disposed all at once unrealized losses on stocks of approximately 1.2 trillion yen by writing off impaired stocks and using the gains on the March 2003 merger. Consequently, SMBC met the regulation limiting stockholdings at the end of fiscal 2002, before the deadline.

As a result, the outstanding balance of taxable write-off on securities(**) increased temporarily (from approximately 0.1 trillion yen as of March 31, 1999 to approximately 1.5 trillion yen as of March 31, 2003). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (the balance of taxable write-off on securities as of September 30, 2005 amounted to approximately 1.1 trillion yen).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately 2.58 trillion yen as of September 30, 2005, but they are certain to be offset by the end of their carry-over period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "(Reference) Temporary differences" of the table on the previous page.

(b) Period for Future Taxable Income to be estimated

5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (before provision for general reserve for possible loan losses)	1	5,376.0
A	Income before income taxes	2	3,181.0
B	Adjustments to taxable income (excluding reversal of temporary differences as of Sep. 30, 2005)	3	988.6
C	Taxable income before adjustments (A+B)	4	4,169.6
	Deferred tax assets corresponding to taxable income before adjustments	5	1,694.1

[Basic Policy]

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to the six months ended September 30, 2010 based on the "Plan for strengthening the financial base (up to fiscal 2008)"

(b) Reduce an amount reflecting the uncertainty of the projected amount from the projected amount.

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	FY2000	FY2001	FY2002	FY2003	FY2004	1st half FY2005
Income of final return (before deducting operating loss carryforwards)	(176.0)	241.9	(745.5)	(1,437.8)	317.2	(571.0)

(Notes) 1. (Income of final return before deduction of operating loss carryforwards)
= (Taxable income before adjustments for each fiscal year) - (Temporary differences to be reversed for each fiscal year)

2. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline.

22. Earnings Forecast for FY2005

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2005		FY2004
	Forecast	Change	Result
Operating income	54.0	(204.8)	258.8
Ordinary profit	48.0	(205.4)	253.4
Net income	70.0	(182.2)	252.2

Dividend per share forecast for the fiscal year end (Yen)

Common stock		3,000	-	3,000
Type 1 Preferred stock		10,500	-	10,500
Type 2 Preferred stock		28,500	-	28,500
Type 3 Preferred stock		13,700	-	13,700
Type 4 Preferred stock	1st - 12th series	135,000	-	135,000
	13th series			67,500
1st Series Type 6 Preferred stock		88,500	87,772	728

(Reference) (Billions of yen)

Total dividend planned	46.4	2.0	44.4

<Consolidated> (Billions of yen)

	FY2005		FY2004
	Forecast	Change	Result
Ordinary income	3,500.0	(80.8)	3,580.8
Ordinary profit	850.0	880.3	(30.3)
Net income	550.0	784.2	(234.2)

(Reference)

Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2005		FY2004
	Forecast	Change	Result
Gross banking profit	1,545.0	22.1	1,522.9
Expenses	(595.0)	(12.6)	(582.4)
Banking profit (before provision for general reserve for possible loan losses)	950.0	9.5	940.5
Ordinary profit	660.0	731.7	(71.7)
Net income	430.0	566.8	(136.8)

Total credit cost (*)	(300.0)	654.8	(954.8)

(*) (Provision for general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

(Reference 1) Management Policy in FY2005 and the Progress

Secure solid profit level in the first year of Mid-term Plan

- Further strengthen profitability through aggressive allocation of resources to strategic businesses

	<05/3 result>	<05/9 result>	<06/3 forecast>
Net income <SMFG consolidated>	(JPY 234.2 billion)	JPY 392.3 billion	JPY 550.0 billion
Net income <SMBC non-consolidated>	(JPY 136.8 billion)	JPY 298.7 billion	JPY 430.0 billion

- Decrease credit cost to a normalized level

<SMBC non-consolidated>	<05/3 result>	<05/9 result>	<06/3 forecast>
Total credit cost	JPY 954.8 billion	JPY 129.7 billion	JPY 300.0 billion
Problem assets based on the Financial Reconstruction Law	JPY 1,824.6 billion	JPY 1,406.0 billion	Approximately JPY 1 trillion (Target)
Problem asset ratio	3.3%	2.5%	Approximately 2% (Target)

Strategy in the Mid-term Plan (FY2005-2008)

Become a globally competitive top bank with the highest trust of our customers, our shareholders, the market and society

Strategic allocation of resources
- Aggressive allocation of resources to strategic businesses
- Improve efficiency of existing businesses

Business growth strategy
- Challenge new types of risks, new regions and new business areas
- Proactively seek strategic alliances

Improve capital efficiency
- Improve risk-return profile of each business
- Reallocate risk capital and risk-weighted assets

Focal areas of Marketing Units

Consumer finance
- Alliance with Promise
  - Consumer loans
- Alliance with NTT DoCoMo
  - New credit-payment service using mobile phones

Financial consulting for individuals
- Reinforce promotion to "mass affluent" segment
  - Asset management consulting
- Provide expanded line-up of products
  - Securities intermediary business
  - Testamentary trust business

Financial consulting for corporations
- Reinforce solution providing capability
  - Investment banking business
- Improve risk-taking capability
  - New type unsecured loans to SMEs

Overseas businesses
- Reinforce Asian market
  - Asian business centered on China
- Expand business focused on improving capital efficiency in the U.S. and European market

Continue to develop and reinforce corporate governance in order to raise corporate value and fulfill corporate social responsibility

Early repayment of public funds

<FY2008 Target>

Consolidated ROE:	Consolidated net income:	Consolidated capital ratio: Approximately 11%

(Reference 2) Financial Statements of SMBC

1. Highlights of SMBC's Financial Results for the six months ended September 30, 2005

<SMBC Non-consolidated>

Ordinary income		1,091,687 million yen
Ordinary profit		359,778 million yen
Net income		298,766 million yen
Total assets		93,293,761 million yen
Stockholders' equity		3,171,235 million yen
Stockholders' equity to Total assets		3.39 %
Capital ratio (BIS Guidelines) [preliminary]		12.00 %
Number of shares outstanding as of term-end		56,112,948 shares
	Common stock	55,212,947 shares
	Type 1 Preferred stock	35,000 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	695,000 shares
	First Series Type 6 Preferred stock	70,001 shares
Number of treasury stock as of term-end		- shares
Average number of shares outstanding during the term		56,112,948 shares
	Common stock	55,212,947 shares
	Type 1 Preferred stock	35,000 shares
	Type 2 Preferred stock	100,000 shares
	Type 3 Preferred stock	695,000 shares
	First Series Type 6 Preferred stock	70,001 shares
Net income per share		5,411.16 yen
Net income per share (diluted)		5,267.66 yen
Stockholders' equity per share		33,710.06 yen
Interim dividends (maximum payable amounts scheduled (Note 1))		34.4 billion yen
	Common stock	280 yen per share
	Type 1 Preferred stock	10,500 yen per share
	Type 2 Preferred stock	28,500 yen per share
	Type 3 Preferred stock	13,700 yen per share
	First Series Type 6 Preferred stock	88,500 yen per share
Increase of net assets by recognizing at fair value (Note 2)		652,063 million yen

(Notes) 1. The interim dividends (Record date: December 31) will be paid to SMFG (parent company).
The payment will be resolved at the Board of Directors' meeting to be held after January 2006.
2. In case Article 124-3 of the Ordinance of the Commercial Code of Japan is applied.

<SMBC Consolidated>

Capital ratio (BIS Guidelines) [preliminary]	11.19 %

2. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2005 (A)	September 30, 2004 (B)	Change (A-B)	March 31, 2005 (C)	Change (A-C)
Assets					
Cash and due from banks & Deposits with banks	4,661,738	5,280,483	(618,745)	4,524,830	136,908
Call loans	607,319	296,119	311,200	373,397	233,922
Receivables under resale agreements	80,057	106,419	(26,362)	88,021	(7,964)
Receivables under securities borrowing transactions	2,165,749	1,621,384	544,365	568,340	1,597,409
Bills bought	100,000	-	100,000	573,000	(473,000)
Commercial paper and other debt purchased	138,907	120,322	18,585	126,682	12,225
Trading assets	3,368,665	2,986,863	381,802	3,363,376	5,289
Money held in trust	811	3,783	(2,972)	3,832	(3,021)
Securities	23,039,486	23,524,899	(485,413)	23,676,696	(637,210)
Loans and bills discounted	50,949,158	50,723,607	225,551	50,067,586	881,572
Foreign exchanges	823,751	910,803	(87,052)	840,923	(17,172)
Other assets	1,647,867	1,365,753	282,114	1,446,439	201,428
Premises and equipment	640,700	671,495	(30,795)	660,469	(19,769)
Deferred tax assets	1,328,517	1,631,561	(303,044)	1,502,153	(173,636)
Customers' liabilities for acceptances and guarantees	4,513,173	4,462,028	51,145	4,303,148	210,025
Reserve for possible loan losses	(772,141)	(962,583)	190,442	(989,121)	216,980
Total assets	93,293,761	92,742,940	550,821	91,129,776	2,163,985
Liabilities					
Deposits	63,380,886	62,011,605	1,369,281	62,788,328	592,558
Negotiable certificates of deposit	2,602,639	3,239,176	(636,537)	2,803,299	(200,660)
Call money	2,172,456	3,043,178	(870,722)	2,232,507	(60,051)
Payables under repurchase agreements	469,130	704,384	(235,254)	365,127	104,003
Payables under securities lending transactions	3,612,024	4,571,110	(959,086)	3,838,031	(226,007)
Bills sold	3,795,800	1,588,400	2,207,400	2,578,700	1,217,100
Trading liabilities	1,533,711	1,505,855	27,856	1,711,030	(177,319)
Borrowed money	2,067,062	2,441,850	(374,788)	2,267,602	(200,540)
Foreign exchanges	431,622	534,408	(102,786)	477,845	(46,223)
Bonds	3,872,570	3,699,055	173,515	3,718,372	154,198
Due to trust account	42,260	42,202	58	50,457	(8,197)
Other liabilities	1,571,010	2,076,868	(505,858)	1,143,206	427,804
Reserve for employee bonuses	8,239	8,598	(359)	9,092	(853)
Reserve for expenses related to EXPO 2005 Japan	284	172	112	231	53
Other reserves	18	18	-	18	-
Deferred tax liabilities for land revaluation	49,637	57,250	(7,613)	90,043	(40,406)
Acceptances and guarantees	4,513,173	4,462,028	51,145	4,303,148	210,025
Total liabilities	90,122,526	89,986,163	136,363	88,377,041	1,745,485
Stockholders' equity					
Capital stock	664,986	559,985	105,001	664,986	-
Capital surplus	1,367,548	1,262,546	105,002	1,367,548	-
Capital reserve	665,033	904,932	(239,899)	1,009,933	(344,900)
Other capital surplus	702,514	357,614	344,900	357,614	344,900
Retained earnings	607,900	592,112	15,788	291,311	316,589
Voluntary reserves	221,502	221,532	(30)	221,532	(30)
Unappropriated retained earnings at end of term (year)	386,398	370,579	15,819	69,779	316,619
Land revaluation excess	24,488	83,656	(59,168)	42,345	(17,857)
Net unrealized gains on other securities	506,310	258,476	247,834	386,543	119,767
Total stockholders' equity	3,171,235	2,756,776	414,459	2,752,735	418,500
Total liabilities and stockholders' equity	93,293,761	92,742,940	550,821	91,129,776	2,163,985

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

3. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	Six months ended Sep. 30, 2005 (A)	Six months ended Sep. 30, 2004 (B)	Change (A-B)	FY2004
Ordinary income	1,091,687	1,140,066	(48,379)	2,289,372
Interest income	663,008	646,974	16,034	1,318,698
Interest on loans and discounts	*482,842*	*464,162*	*18,680*	*934,892*
Interest and dividends on securities	*120,742*	*119,916*	*826*	*262,640*
Trust fees	4,284	729	3,555	2,609
Fees and commissions	220,503	181,243	39,260	399,434
Trading profits	5,055	21,755	(16,700)	131,779
Other operating income	158,767	150,886	7,881	228,005
Other income	40,067	138,476	(98,409)	208,845
Ordinary expenses	731,908	1,014,868	(282,960)	2,361,053
Interest expenses	208,658	156,108	52,550	346,195
Interest on deposits	*96,313*	*42,412*	*53,901*	*107,718*
Fees and commissions	57,070	54,221	2,849	101,358
Trading losses	1,485	605	880	199
Other operating expenses	17,757	27,939	(10,182)	109,916
General and administrative expenses	301,739	300,276	1,463	603,477
Other expenses	145,197	475,717	(330,520)	1,199,906
Ordinary profit (loss)	359,778	125,198	234,580	(71,680)
Extraordinary gains	2,459	678	1,781	1,562
Extraordinary losses	7,122	12,806	(5,684)	29,961
Income (loss) before income taxes	355,115	113,070	242,045	(100,079)
Income taxes, current	5,081	1,645	3,436	6,379
Income taxes, refund	-	7,405	(7,405)	8,184
Income taxes, deferred	51,267	276	50,991	38,579
Net income (loss)	298,766	118,554	180,212	(136,854)
Unappropriated retained earnings carried forward	69,774	254,523	(184,749)	254,523
Transfer from land revaluation excess	17,856	(2,497)	20,353	2,559
Interim dividends	-	-	-	50,449
Unappropriated retained earnings at end of term	386,398	370,579	15,819	69,779

(Note) Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

4. Market Value Information on Securities <SMBC Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit bought classified as "Cash and due from banks" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	September 30, 2005				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese Government bonds	659,635	653,770	(5,864)	948	6,813
Japanese Local Government bonds	58,545	57,397	(1,148)	-	1,148
Japanese corporate bonds	69,747	68,907	(840)	-	840
Other	9,485	9,904	419	419	-
Total	797,413	789,979	(7,434)	1,367	8,801

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	September 30, 2005		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	84,400	168,115	83,714
Stocks of affiliates	177,883	211,068	33,185
Total	262,284	379,184	116,899

(3) Other securities with market value

(Millions of yen)

	September 30, 2005				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,837,822	2,783,210	945,387	980,079	34,692
Bonds	11,459,843	11,379,590	(80,253)	2,917	83,171
Japanese Government bonds	10,136,504	10,066,181	(70,322)	136	70,459
Japanese Local Government bonds	457,006	451,521	(5,485)	853	6,338
Japanese corporate bonds	866,332	861,887	(4,445)	1,927	6,372
Other	3,629,035	3,615,472	(13,562)	30,888	44,450
Change of purpose of holding	-	-	66	66	-
Total	16,926,702	17,778,273	851,637	1,013,952	162,314

(Notes)

1. Unrealized gains (losses) for other securities include losses of JPY 557 million that were recognized in income statement by applying fair value hedge accounting and valuation losses of JPY 400 million on embedded financial instruments in their entirety that were recorded in income statement because their embedded derivatives are not measured separately.

   As a result, the amount subject to inclusion in the stockholders' equity is 852,595 million yen and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is 506,186 million yen (calculated by deducting deferred tax liabilities of 346,409 million yen).

2. Other securities with market value are considered impaired if the market value declines materially below the acquisition cost, and such decline is not considered recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for this term. The rule for determining "material decline" is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

(4) Securities with no available market value

(Millions of yen)

	September 30, 2005
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,145,831
Stocks of affiliates	34,043
Other	34,902
Other securities	
Unlisted stocks (excluding OTC stocks)	381,951
Unlisted bonds	2,244,748
Unlisted foreign securities	235,717
Other	247,502

(5) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

	September 30, 2005			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years
Bonds	2,182,596	6,969,777	2,427,934	2,831,959
Japanese Government bonds	1,895,970	4,613,181	1,450,069	2,766,595
Japanese Local Government bonds	9,889	217,942	281,759	475
Japanese corporate bonds	276,736	2,138,653	696,105	64,888
Other	347,444	1,961,790	530,657	626,189
Total	2,530,040	8,931,568	2,958,592	3,458,148

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	September 30, 2005				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	602	811	209	209	-

(Note) Net unrealized gains of 124 million yen (after deducting 85 million yen in deferred tax liabilities from 209 million yen in net unrealized gains) are included in 'Net unrealized gains on other securities.'

5. Statements of Trust Assets and Liabilities <SMBC Non-consolidated>

(Millions of yen)

	September 30, 2005 (A)	September 30, 2004 (B)	Change (A-B)	March 31, 2005 (C)	Change (A-C)
Loans and bills discounted	9,880	5,490	4,390	9,780	100
Securities	150,999	27,788	123,211	81,840	69,159
Securities held in custody accounts	33,880	3,000	30,880	34,166	(286)
Monetary claims	642,431	481,436	160,995	600,618	41,813
Other claims	1,133	171	962	315	818
Due from banking account	42,260	42,202	58	50,457	(8,197)
Total assets	880,586	560,087	320,499	777,177	103,409
Monetary trusts	167,354	35,478	131,876	101,323	66,031
Securities trusts	33,880	3,000	30,880	34,166	(286)
Monetary claims trusts	529,859	478,590	51,269	480,147	49,712
Composite trusts	149,491	43,019	106,472	161,539	(12,048)
Total liabilities	880,586	560,087	320,499	777,177	103,409

(Notes) 1. Amounts less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. SMBC has no co-operative trusts under other trust bank's administration.

File No. 82-4395
Exhibit A1(b)

平成18年 3月期　中間決算短信(連結)

平成17年11月22日

上 場 会 社 名　株式会社 三井住友フィナンシャルグループ　上場取引所　東証・大証・名証
コ ー ド 番 号　8316　本社所在都道府県　東京都
（ＵＲＬ　http://www.smfg.co.jp)
代　表　者　取締役社長　北　山　禎　介
問合せ先責任者　財務部副部長　正　脇　久　昌
中間決算取締役会開催日　平成17年11月22日　ＴＥＬ　(03)5512-3411
米国会計基準採用の有無　無　特定取引勘定設置の有無　有

1．平成17年9月中間期の連結業績（平成17年4月1日～平成17年9月30日）

(1) 連 結 経 営 成 績　（注）記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%
平成17年9月中間期	1,757,879	（△ 1.1）	463,768	（306.5）	392,327	（635.1）
平成16年9月中間期	1,778,173	（1.0）	114,100	（△ 31.1）	53,372	（△ 62.8）
平成17年3月期	3,580,796		△ 30,293		△ 234,201	

	1株当たり中間（当期）純利益		潜在株式調整後1株当たり中間（当期）純利益	
	円	銭	円	銭
平成17年9月中間期	57,635	51	44,223	66
平成16年9月中間期	9,119	40	5,245	69
平成17年3月期	△ 44,388	07	－	

（注）① 持分法投資損益　平成17年9月中間期　14,081 百万円
平成16年9月中間期　12,893 百万円
平成17年3月期　27,142 百万円
② 期中平均株式数(連結)　平成17年9月中間期　普通株式　6,807,052 株
平成16年9月中間期　普通株式　5,852,626 株
平成17年3月期　普通株式　5,879,572 株
③ 会計処理の方法の変更　無
④ 経常収益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

(2) 連 結 財 政 状 態

	総資産	株主資本	株主資本比率	1株当たり株主資本		連結自己資本比率（第一基準）
	百万円	百万円	%	円	銭	%
平成17年9月中間期	102,233,832	3,262,340	3.2	261,250	37	［速報値］ 11.00
平成16年9月中間期	101,054,242	3,020,911	3.0	230,491	11	10.93
平成17年3月期	99,731,858	2,775,728	2.8	164,821	09	9.94

（注）期末発行済株式数(連結)　平成17年9月中間期　普通株式　6,897,741 株
平成16年9月中間期　普通株式　6,195,492 株
平成17年3月期　普通株式　5,869,288 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成17年9月中間期	△ 952,729	888,242	171,555	3,039,507
平成16年9月中間期	△ 3,230,728	2,906,435	117,850	3,327,694
平成17年3月期	△ 3,280,122	2,623,525	54,199	2,930,645

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　166 社　持分法適用の非連結子会社数　3 社　持分法適用の関連会社数　56 社

(5) 連結範囲及び持分法の適用の異動状況（平成17年3月期末対比）

連結　（新規）　9 社　（除外）　10 社　持分法　（新規）　8 社　（除外）　2 社

2．平成18年3月期の連結業績予想(平成17年4月1日～平成18年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
通期	3,500,000	850,000	550,000

（参考）1株当たり予想当期純利益(通期)　76,010 円　74 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を
内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

○期中平均株式数（連結）

	平成17年9月中間期	平成16年9月中間期	平成17年3月期
普通株式	6,807,052株	5,852,626株	5,879,572株
第一種優先株式	35,000株	61,666株	48,333株
第二種優先株式	100,000株	100,000株	100,000株
第三種優先株式	695,000株	782,500株	738,750株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第13回第四種優先株式	9,496株	114,783株	112,352株
第1回第六種優先株式	70,001株	ー株	575株

○期末発行済株式数（連結）

	平成17年9月中間期	平成16年9月中間期	平成17年3月期
普通株式	6,897,741株	6,195,492株	5,869,288株
第一種優先株式	35,000株	35,000株	35,000株
第二種優先株式	100,000株	100,000株	100,000株
第三種優先株式	695,000株	695,000株	695,000株
第1-12回第四種優先株式	50,100株	50,100株	50,100株
第13回第四種優先株式	ー株	114,202株	107,087株
第1回第六種優先株式	70,001株	ー株	70,001株

【参考】

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益}-\text{予想優先株式配当金総額}}{\text{中間期末発行済普通株式数（除く自己株式）}}$$

Ⅰ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６６社、持分法適用会社は５９社であります。

（□は連結子会社、○は持分法適用会社。）

株式会社三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞

□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）

＜海外＞

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞

□三井住友銀リース株式会社
□三井住友銀オートリース株式会社

＜海外＞

□SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞

□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□ＳＭＢＣキャピタル株式会社（ベンチャーキャピタル業務）（注）
□ＳＭＢＣコンサルティング株式会社（経営相談業務、会員事業）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
□ＳＭＦＧ企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（個人向けローン業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
○エヌ・アイ・エフベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）（注）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞

□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

(注) ＳＭＢＣキャピタル株式会社とエヌ・アイ・エフベンチャーズ株式会社は、平成17年10月1日に合併いたしました。
（新会社名：エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社）

Ⅱ．経営方針

1．経営の基本方針

当社は、経営理念として以下を定めております。

○ お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○ 事業の発展を通じて、株主価値の永続的な増大を図る。
○ 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

当社は、こうした経営理念の下、グループ一体となって、「お客さま、株主・市場、社会から最高の信頼を得られ世界に通じるトップバンク」を実現してまいります。

2．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

3．投資単位引下げに関する考え方

投資単位の引下げにつきましては、株価水準、株主数、株式の流動性及び費用対効果等を考慮し、現時点では実施する状況にはないと考えております。

4．目標とする経営指標

当社は、平成17年度以降の4年間を対象とする中期経営計画を策定し、以下四点の経営指標を、最終年度であります平成20年度における目標として掲げております。

○ 連結ROE	15%以上
○ 連結当期純利益	6,500億円以上
○ 連結自己資本比率	11%程度
○ 連結TierI比率	7%程度

なお、残る1兆1,000億円の公的資金につきましては、関係当局の承認を前提に、平成19年度末までの早期返済を目指してまいります。

5．中長期的な経営戦略

当社が、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

① 常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、
② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、
③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社は、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開してまいります。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き実行してまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性、成長性を極大化してまいります。

第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。

第五に、企業価値の向上、CSR（企業の社会的責任）の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

６．対処すべき課題

当社は、平成17年度を、中期経営計画の初年度として「確固たる収益水準を確保する年」と位置付けており、下期におきましても、この課題の実現に向けて、グループ一体となって以下の取組みを進めてまいります。

(個人ビジネス)

個人のお客さま向けのビジネスにつきましては、投資信託、個人年金保険等の運用商品や住宅ローン等を取り扱うコンサルティングビジネスの競争優位性を一段と高めるべく、経営資源を積極的に投入いたします。具体的には、平日夜間や休日にも営業するSMBCコンサルティングプラザの増設やコンサルタントの増強を進めるとともに、商品ラインアップの拡充にも取り組んでまいります。また、新たなビジネスラインを創出するべく、プロミス株式会社との戦略的提携に基づき本年４月より提供を開始したコンシューマーローンにつきましては、自動契約機の拡充やプロモーションの強化を通じて貸出ボリュームの増強を進めてまいります。三井住友カード株式会社を軸に展開しておりますクレジットカードビジネスにつきましては、本年４月に発表した株式会社エヌ・ティ・ティ・ドコモとの提携による「ケータイクレジットサービス」や、本年10月に発表した東日本旅客鉄道株式会社との提携による「ビュー・スイカ」一体型キャッシュカードの発行等、新規事業を早期に立ち上げ、強化を進めてまいります。加えて、東京メトロ駅構内へのATM設置等、お客さまの利便性向上や、ICキャッシュカードの機能拡充等、セキュリティ向上のための取組みにつきましても、引き続き注力してまいります。

(法人ビジネス)

法人のお客さま向けのビジネスにつきましては、ご好評をいただき高い実績を残しておりますビジネスセレクトローンや、本年４月より取り扱いを開始したSMBCクレセルローン等、収益性の高いミドル・スモール企業向け新型無担保貸出をさらに増強してまいります。また、シンジケーションや債権流動化等、当社が強みを持つ分野のみならず、事業再生・事業再編、不動産ファイナンス等、今後お客さまのニーズが拡大し、成長を期待できる分野におきまして、ソリューション提供力を一段と強化してまいります。加えて、大和証券エスエムビーシー株式会社による投資銀行・資金運用業務、三井住友銀リース株式会社によるリース業務、株式会社日本総合研究所によるコンサルティング業務等、グループ会社との協働をさらに推進することにより、グループ全体の収益規模の一層の拡大に取り組んでまいります。

(海外ビジネス)

海外ビジネスにつきましては、「アジアをマザーマーケットとしたグローバルな商業銀行」を目指し、中国を中心としたアジア地域におけるビジネスボリュームを拡大するとともに、ロシア・東欧等の拡大EUや中南米等のいわゆるエマージングマーケットにおけるビジネスを、営業拠点の新設や、プロジェクト・ファイナンス等、当社が強みとしている業務を梃子に拡大してまいります。また、欧米マーケットにおきましても、流動性・収益性の高い資産を増強することによって、資本効率の向上を進めてまいります。

(市場営業ビジネス)

市場営業ビジネスにつきましては、引き続き、ALM体制の強化、運用手段の多様化、お客さまからのオーダーフローの拡大の三点を軸として、適切なリスク管理のもと、収益力の維持・強化に注力してまいります。

このような事業展開を支えるために、当社では、業務の多様化に対応した人材マネジメント及びコンプライアンスの高度化を行ってまいります。また、与信ポートフォリオの劣化防止に引き続き取り組み、与信関係費用の抑制を図ってまいります。そして、これらの取組みを通じてボトムライン収益を拡大することにより、財務基盤の一段の強化、すなわち、資本の質・

量両面での拡充を進めてまいります。なお、残る１兆1,000億円の公的資金につきましては、関係当局の承認を前提に、平成19年度末までの早期返済を目指してまいります。

当社は、平成17年度、これらの取組みにおいて着実な成果をお示しすることにより、当社に対する、「お客さま、株主・市場、社会」からの総合的評価を高めてまいりたいと考えております。

７．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

(1) コーポレート・ガバナンスに関する基本的な考え方

当社及びグループ各社では、コーポレート・ガバナンスの強化・充実を経営上の最優先課題のひとつと位置付けており、以下の「経営理念」及び「ビジネス・エシックス（企業倫理）」の遵守を通じて、健全経営の堅持、株主価値の永続的な向上、社会の健全な発展への貢献等の実現に努めております。

＜経営理念＞

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

＜ビジネス・エシックス（企業倫理）＞

○お客さま本位の徹底
私たちは、お客さまに支持される企業集団を目指します。
そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

○健全経営の堅持
私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献
私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土
私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス
私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス（企業倫理）を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

(2) 会社の機関・内部統制システム

（役員の状況）

当社では監査役制度を採用しております。

役員は取締役８名、監査役５名の体制となっておりますが、このうち取締役２名、監査

役３名は社外からの選任であります（平成17年９月末現在）。
社外取締役には、当社の業務執行の適法性確保の観点から、専門家（公認会計士・弁護士）を選任しております。

（取締役会の運営）
取締役会は原則として月１回開催されていますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長との分担を図っております。
また、取締役会の機能を補完するため、取締役会の内部には「監査委員会」、「リスク管理委員会」、「報酬委員会」及び「人事委員会」という４つの委員会を設けておりますが、社外取締役はすべての内部委員会の委員（監査委員会及び報酬委員会は社外取締役が委員長）に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○監査委員会（平成17年６月29日付新設、原則四半期に１回開催）
グループ全体の内部監査に関する重要な事項を審議します。

○リスク管理委員会（必要に応じて随時開催）
グループ全体のリスク管理及びコンプライアンスに関する重要な事項を審議します。

○報酬委員会（必要に応じて随時開催）
当社及び三井住友銀行の取締役および執行役員に関する次の事項等を審議します。
・報酬及び賞与に関する事項
・その他報酬に関する重要事項

○人事委員会（必要に応じて随時開催）
当社及び三井住友銀行の取締役に関する次の事項等を審議します。
・取締役候補者の選定に関する事項
・役付取締役の選任及び代表取締役の選任に関する事項
・その他取締役の人事に関する重要事項

（業務執行）
取締役会の下に、グループ全体の業務執行及び経営管理に関する最高意思決定機関として「グループ経営会議」を設置しております。同会議は取締役社長が主宰し、取締役社長が指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しております。さらに、グループ経営会議の一部として「内部監査会議（平成17年６月29日付新設）」を設置し、グループ経営会議を構成する役員に内部監査の長を加え、監査に関する事項の協議を行っております。
また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社及びグループ各社の経営レベルで意見交換・協議・報告を行っております。さらに、三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所の３社については、当社の各社所管部担当役員が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

（経営監視の仕組）
当社は、業務ラインから独立した監査部を設置しています。監査部は、グループの最適

経営に資するため、グループの業務運営の適切性や資産の健全性の確保を目的に、当社各部に対する内部監査を実施し、コンプライアンス体制やリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社の内部監査機能を統括し、グループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行うとともに、必要に応じてグループ各社に対する監査を実施しております。

これらの結果については、内部監査会議及び監査委員会に対して定例的に報告を行っております。また監査委員会で審議が行われたのち、取締役会へ報告が行われております。

監査部は、内部監査に関する国際的な団体である内部監査人協会（※)の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しています。

平成17年9月末現在の監査部の人員は、23名(株式会社三井住友銀行との兼務者7名及び株式会社日本総合研究所との兼務者1名を含む)となっています。

※ 内部監査人協会（The Institute of Internal Auditors, Inc.(IIA)）
　内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人（CIA）」の試験開催及び認定を行っています。

監査役は、取締役会をはじめとした当社の重要な会議に出席し、取締役等から営業の報告を受けるとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況の監査を実施しております。

監査部、監査役及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

(会計監査の状況)

当社はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当中間期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名
　指定社員　業務執行社員　佐藤正典、沼野廣志、髙波博之

会計監査業務に係る補助者の構成
　公認会計士 12名、会計士補 12名

(コンプライアンス)

当社では、コンプライアンスの確保を当社グループの重要経営課題と位置づけ、グループ全体の健全かつ適切な業務運営を確保する観点から、次のようなコンプライアンス体制を整備、その充実を図っております。

○取締役会・グループ経営会議

取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っています。

○コンプライアンス委員会

コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。

(ＣＳＲへの取組み)

当社は、ＣＳＲへの取組みを強化するため、平成17年４月１日付で「グループＣＳＲ委員会」を設置しました。グループＣＳＲ委員会では、企画部担当役員を委員長として、社会貢献、環境活動を含む、グループ全体のＣＳＲ活動に関する事項を協議してまいります。

(情報開示)

当社は、適時適切な情報開示を実施するため、平成17年５月２日付で「情報開示委員会」を設置しました。情報開示委員会では、財務部担当役員を委員長として、情報開示に係る内容の適正性および内部統制の有効性・改善策に関する事項を協議してまいります。

(3) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当社との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当社との間に特別な利害関係はございません。

社外監査役である荒木浩氏は東京電力株式会社の顧問であり、社外監査役である宇野郁夫氏は日本生命保険相互会社の取締役会長でありますが、いずれも当社との間に特別な利害関係はございません。

なお、当社及び当社グループ会社は、東京電力株式会社及び日本生命相互会社と通常の営業取引がございます。

(4) コーポレート・ガバナンスの充実に向けた取組みの当中間期における実施状況

当中間期においては、取締役会を９回開催し、当社及び子会社の経営管理に関する重要な事項を決定いたしました。また取締役会の内部委員会として、監査委員会を１回、報酬委員会を２回、人事委員会を２回開催し、各委嘱事項を審議のうえ、取締役会に報告を行いました。

グループ経営会議は17回開催され、業務執行及び経営管理に関する重要な事項を協議決定いたしました。グループ戦略会議は１回開催され、当社及びグループ各社の業務執行について、意見交換・協議・報告を行いました。

また監査役会を開催し、監査方針及び監査計画を協議決定いたしました。各監査役は、監査方針及び監査計画に基づき、取締役会をはじめとする重要な会議へ出席し、また業務及び財産の調査等を通じて、取締役の職務執行を監査いたしました。

さらに、経営会議の一部を構成する内部監査会議を１回開催し、監査部から内部監査結果の報告を受けました。

その他、グループＣＳＲ委員会を１回、情報開示委員会を８回開催し、ＣＳＲ活動及び情報開示にかかる事項について協議を行いました。


株主総会
SMFG
経営・監督
取締役会（8名）
監査委員会
（委員長：社外）
リスク管理委員会
人事委員会
報酬委員会
（委員長：社外）
社外取締役（2名）
会計監査人
外部有識者
監査役・監査役会
（5名）
社外監査役（3名）
監査役室
業務執行
グループ経営会議
内部監査会議
グループ戦略会議
コンプライアンス委員会
参加
グループCSR委員会
情報開示委員会
広報部
企画部
IR室
財務部
グループ
事業部
コンシューマー
ビジネス
統括部
IT
企画部
人事部
総務部
リスク
統括部
監査部
監視/内部統制

8．親会社等に関する事項

当社には、親会社等はありません。

Ⅲ．経営成績及び財政状態

１．当中間連結会計期間の概況

（１）損益

当中間連結会計期間は、「確固たる収益水準の確保」に向け、重点戦略分野における施策等を展開し、収益力の強化に努めてまいりました。

経常収益は、貸出金利息等の資金運用収益、投資信託関連手数料等の役務取引等収益及びその他業務収益が増加する一方、株式売却益等のその他経常収益及び特定取引収益が減少したこと等を要因に、前中間連結会計期間対比１．１％減の１兆７，５７８億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前中間連結会計期間において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことから、その他経常費用が大幅に減少し、前中間連結会計期間対比２２．２％減の１兆２，９４１億円となりました。

その結果、経常利益は４，６３７億円、特別損益等を勘案した中間純利益は３，９２３億円となりました。

（２）業容

預金は、前連結会計年度末対比７，６７６億円増加して６９兆２，４２５億円となり、譲渡性預金は、同１，８３４億円減少して２兆５，２９７億円となりました。

一方、貸出金は、同１兆２，９５２億円増加し、５６兆９５０億円となりました。

総資産は、同２兆５，０１９億円増加し、１０２兆２，３３８億円となりました。

（３）純資産

純資産額は、中間純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比４，８６６億円増加して３兆２，６２３億円となりました。

（４）キャッシュ・フロー

当中間連結会計期間のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が△９，５２７億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が８，８８２億円、劣後調達等の「財務活動によるキャッシュ・フロー」が１，７１５億円となりました。

その結果、当中間連結会計期間末の現金及び現金同等物の残高は３兆３９５億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の経常収益シェアは、銀行業が６４（前中間連結会計期間対比△１）％、リース業が２０（同＋１）％、その他事業が１６（同＋０）％、となりました。

また、所在地別の内部取引消去前の経常収益シェアは、日本が８８（前中間連結会計期間対比△３）％、米州が５（同＋１）％、欧州、アジア・オセアニアは、各々３（同＋１）％、４（同＋１）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１１．００％となりました。

２．平成１８年３月期の見通し

（１）業績全般に関する見通し

平成１８年３月期につきましては、「確固たる収益水準の確保」に向け、グループ各社のビジネスの一層の強化や相互の連携を通じ、グループ全体の収益力を強化してまいります。

業績の見通しは、連結経常収益３兆５，０００億円、連結経常利益８，５００億円、連結当期純利益５，５００億円を予想しております。

また、当社単体の業績の見通しは、営業収益５４０億円、経常利益４８０億円、当期純利益７００億円を予想しております。

（２）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。なお、中間配当は実施致しません。

普通株式	１株当たり	３，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第１回第六種優先株式	１株当たり	８８，５００円

（注）上記の配当予定額は、本年５月時点での見通しと同じであります。

３．事業等のリスク

当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

・不良債権残高及び与信関係費用が増加するリスク
・保有株式に係るリスク
・トレーディング業務、保有国債等に係るリスク
・為替リスク
・自己資本比率が悪化するリスク
・当社グループに対する外部格付が低下するリスク
・当社グループのビジネス戦略が奏功しないリスク
・合弁事業、提携、買収及び経営統合が奏功しないリスク
・各種の規制及び制度等の変更に伴うリスク

（注）上記の事項は、中間決算発表日現在において認識しているものであります。

Ⅳ．中間連結財務諸表等

中間連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項

（１）連結子会社　　　　　　　　　１６６社

主要な会社名　　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣキャピタル株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

ＮＳキャピタル株式会社他８社は新規設立等により、当中間連結会計期間から連結子会社としております。

また、わかしおオフィスサービス株式会社他３社は清算等により子会社でなくなったため、当中間連結会計期間より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他５社は匿名組合方式による賃貸事業を行う営業者となったため、当中間連結会計期間より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、中間純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項

（１）持分法適用の非連結子会社　　　　３社

主要な会社名　　　SBCS Co.,Ltd.

SBL Holdings Limited は清算により子会社でなくなったため、当中間連結会計期間より持分法適用の非連結子会社から除外しております。

（２）持分法適用の関連会社　　　　５６社

主要な会社名　　　プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

エヌ・アイ・エフベンチャーズ株式会社他７社は株式取得により、当中間連結会計期間より持分法適用の関連会社としております。

また、P.T.Perjahl Leasing Indonesia は株式売却により関連会社でなくなったため、当中間連結会計期間より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、中間連結財務諸表規則第７条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の中間決算日等に関する事項

（１）　連結子会社の中間決算日は次のとおりであります。

３月末日	５社
４月末日	１社
６月末日	６８社
７月末日	３社
９月末日	８９社

（２）３月末日を中間決算日とする連結子会社は、９月末日現在、４月末日を中間決算日とする連結子会社については、７月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの中間決算日の財務諸表により連結しております。

なお、平成１７年７月に設立された６月末日を中間決算日とする連結子会社については、９月末日現在で実施した仮決算に基づく財務諸表により連結しております。

中間連結決算日と上記の中間決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

中間連結貸借対照表注記、中間連結損益計算書注記に記載しております。

５．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書注記に記載しております。

中間連結貸借対照表

平成17年 9月30日現在

(金額単位　百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	5,076,696	預金	69,242,541
コールローン及び買入手形	789,440	譲渡性預金	2,529,775
買現先勘定	138,675	コールマネー及び売渡手形	6,137,278
債券貸借取引支払保証金	2,165,749	売現先勘定	508,598
買入金銭債権	612,330	債券貸借取引受入担保金	3,651,048
特定取引資産	3,627,610	コマーシャル・ペーパー	7,500
金銭の信託	811	特定取引負債	1,786,166
有価証券	23,579,596	借用金	2,087,187
貸出金	56,095,034	外国為替	433,654
外国為替	892,413	短期社債	460,500
その他資産	3,348,723	社債	4,329,026
動産不動産	807,079	信託勘定借	42,260
リース資産	1,005,761	その他負債	2,817,197
繰延税金資産	1,414,656	賞与引当金	22,018
連結調整勘定	9,408	退職給付引当金	35,893
支払承諾見返	3,707,061	日本国際博覧会出展引当金	284
貸倒引当金	△ 1,037,217	特別法上の引当金	1,092
		繰延税金負債	47,422
		再評価に係る繰延税金負債	50,466
		支払承諾	3,707,061
		負債の部合計	97,896,973
		(少数株主持分)	
		少数株主持分	1,074,517
		(資本の部)	
		資本金	1,352,651
		資本剰余金	974,349
		利益剰余金	697,905
		土地再評価差額金	37,839
		その他有価証券評価差額金	533,070
		為替換算調整勘定	△ 62,640
		自己株式	△ 270,834
		資本の部合計	3,262,340
資産の部合計	102,233,832	負債、少数株主持分及び資本の部合計	102,233,832

中間連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、中間連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については中間連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については中間連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については中間連結決算日前１カ月の市場価格の平均等、それ以外については中間連結決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用し、年間減価償却費見積額を期間により按分し計上しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年
動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として中間連結決算日の為替相場による円換算額を付しております。

また､その他の連結子会社の外貨建資産・負債については、それぞれの中間決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下､「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下､「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下､「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記21.の３カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,367,602百万円であります。

10．賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間連結会計期間に帰属する額を計上しております。

11．退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、当中間連結会計期間末において発生していると認められる額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。
　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当中間連結会計期間末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は146,070百万円、繰延ヘッジ利益の総額は119,788百万円であります。
14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。
16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
17. 「2005年日本国際博覧会」（愛知万博）への出展費用については、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の２の準備金を含んでおります。
18. 特別法上の引当金は、次のとおり計上しております。
　金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。
　証券取引責任準備金　1,074百万円　証券取引法第51条の規定に基づく準備金であります。
19. 動産不動産の減価償却累計額　537,597百万円
　リース資産の減価償却累計額　1,553,475百万円
20. 貸出金のうち、破綻先債権額は89,680百万円、延滞債権額は1,084,678百万円であります。
　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を　除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。
　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、３カ月以上延滞債権額は53,845百万円であります。
なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
22. 貸出金のうち、貸出条件緩和債権額は560,295百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
23. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,788,499百万円であります。
なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。
24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は863,193百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は881百万円であります。
25. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	85,183百万円
特定取引資産	326,547百万円
有価証券	8,202,692百万円
貸出金	1,707,149百万円
その他資産（延払資産等）	1,206百万円
担保資産に対応する債務	
預金	13,599百万円
コールマネー及び売渡手形	5,279,499百万円
売現先勘定	498,622百万円
債券貸借取引受入担保金	3,443,828百万円
特定取引負債	190,640百万円
借用金	14,675百万円
その他負債	20,808百万円
支払承諾	151,927百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,919百万円、特定取引資産495,451百万円及び有価証券4,107,162百万円を差し入れております。
また、動産不動産のうち保証金権利金は98,602百万円、その他資産のうち先物取引差入証拠金は8,099百万円であります。
26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は465,676百万円、繰延ヘッジ利益の総額は351,915百万円であります。
27. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日

連結子会社である三井住友銀行	平成10年３月31日及び平成14年３月31日
その他の一部の連結子会社	平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結子会社である三井住友銀行	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
その他の一部の連結子会社	土地の再評価に関する法律施行令（平成10年３月31日公布政令第119号）第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金685,500百万円が含まれております。
29. 社債には、劣後特約付社債2,125,016百万円が含まれております。
30. １株当たり純資産額　　261,250円37銭

31. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の売掛債権等の信託受益権が含まれております。以下34. まで同様であります。

売買目的有価証券

中間連結貸借対照表計上額	1,589,914百万円
当中間連結会計期間の損益に含まれた評価差額	△1,296

満期保有目的の債券で時価のあるもの

	中間連結貸借対照表計上額	時価	差額	うち益	うち損
国債	659,835百万円	653,970百万円	△5,865百万円	948百万円	6,813百万円
地方債	58,545	57,397	△1,148	-	1,148
社債	69,747	68,907	△840	-	840
その他	27,678	28,120	441	441	-
合計	815,806	808,394	△7,411	1,390	8,802

その他有価証券で時価のあるもの

	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,904,528百万円	2,897,259百万円	992,730百万円	1,031,519百万円	38,788百万円
債券	12,400,547	12,317,414	△83,132	4,822	87,955
国債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合計	18,184,018	19,081,672	897,653	1,070,345	172,691

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額が400百万円（費用）ありますので、資本直入処理の対象となる額は898,610百万円であり、同対象額から繰延税金負債364,295百万円を差し引いた額534,315百万円のうち少数株主持分相当額10,029百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額8,645百万円を加算した額532,930百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当中間連結会計期間中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
24,077,266百万円	88,639百万円	13,991百万円

33. 時価のない有価証券のうち、主なものの内容と中間連結貸借対照表計上額は、次のとおりであります。

内　容	中間連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	2,531百万円
その他	5,271
その他有価証券	
非上場株式(店頭売買株式を除く)	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

34. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,338,479百万円	7,357,651百万円	2,618,161百万円	3,056,053百万円
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

35. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託	
取得原価	602百万円
中間連結貸借対照表計上額	811
評価差額	209
うち益	209
うち損	-

なお、上記の評価差額から繰延税金負債85百万円を差し引いた額124百万円が、「その他有価証券評価差額金」に含まれております。

36. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に9,921百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は2,002,583百万円、当中間連結会計期間末に当該処分をせずに所有しているものは217,437百万円であります。

37. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,859,678百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,042,642百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

38. 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号平成15年10月31日)を当中間連結会計期間から適用しております。これにより税金等調整前中間純利益は9,997百万円減少しております。

なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

中間連結損益計算書

自　平成17年 4月 1日
至　平成17年 9月30日

(金額単位　百万円)

科目	金額
経常収益	1,757,879
資金運用収益	769,316
(うち貸出金利息)	(588,151)
(うち有価証券利息配当金)	(120,932)
信託報酬	4,285
役務取引等収益	327,875
特定取引収益	12,448
その他業務収益	576,540
その他経常収益	67,412
経常費用	1,294,111
資金調達費用	215,601
(うち預金利息)	(114,236)
役務取引等費用	49,167
特定取引費用	189
その他業務費用	403,592
営業経費	421,626
その他経常費用	203,933
経常利益	463,768
特別利益	61,397
特別損失	13,872
税金等調整前中間純利益	511,293
法人税、住民税及び事業税	32,367
法人税等調整額	60,672
少数株主利益	25,925
中間純利益	392,327

中間連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．１株当たり中間純利益　57,635円51銭

３．潜在株式調整後１株当たり中間純利益　44,223円66銭

４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を中間連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当中間連結会計期間中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当中間連結会計期間末における評価損益の増減額を、派生商品については前連結会計年度末と当中間連結会計期間末におけるみなし決済からの損益相当額の増減額を加えております。

５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

６．「その他経常収益」には、株式等売却益46,383百万円を含んでおります。

７．「その他経常費用」には、貸倒引当金繰入額104,118百万円、貸出金償却42,681百万円及び延滞債権等を売却したことによる損失29,725百万円を含んでおります。

８．「特別利益」には、子会社株式の売却及び当該子会社の増資に伴う持分変動による利益57,509百万円並びに店舗の統廃合等に伴う動産不動産処分益3,514百万円を含んでおります。

９．「特別損失」には、減損損失10,580百万円及び店舗の統廃合等に伴う動産不動産処分損3,239百万円を含んでおります。

10．当中間連結会計期間において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	41物件	土地、建物等	4,388百万円
近畿圏	営業用店舗	12ヵ店	土地、建物等	3,985百万円
	遊休資産	23物件		1,966百万円
その他	遊休資産	13物件	土地、建物等	240百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当中間連結会計期間は、三井住友銀行では遊休資産について、また、その他の子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

中間連結剰余金計算書

自　平成17年 4月 1日
至　平成17年 9月30日

(金額単位　百万円)

科目	金額
(資本剰余金の部)	
資本剰余金期首残高	974,346
資本剰余金増加高	2
自己株式処分差益	2
資本剰余金中間期末残高	974,349
(利益剰余金の部)	
利益剰余金期首残高	329,963
利益剰余金増加高	412,337
中間純利益	392,327
連結子会社の増加に伴う増加高	2
連結子会社の減少に伴う増加高	6
土地再評価差額金の取崩に伴う増加高	20,001
利益剰余金減少高	44,396
配当金	44,389
連結子会社の増加に伴う減少高	2
連結子会社の減少に伴う減少高	4
利益剰余金中間期末残高	697,905

(注) 記載金額は百万円未満を切り捨てて表示しております。

中間連結キャッシュ・フロー計算書

自　平成17年 4月 1日
至　平成17年 9月30日

(金額単位　百万円)

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	511,293
動産不動産等減価償却費	40,218
リース資産減価償却費	166,592
減損損失	10,580
連結調整勘定償却額	3,469
持分法による投資損益（△）	△ 14,081
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△ 60,192
貸倒引当金の増加額	△ 238,154
賞与引当金の増加額	△ 1,857
退職給付引当金の増加額	1,101
日本国際博覧会出展引当金の増加額	53
資金運用収益	△ 769,316
資金調達費用	215,601
有価証券関係損益（△）	△ 64,257
金銭の信託の運用損益（△）	△ 13
為替差損益（△）	△ 62,513
動産不動産処分損益（△）	△ 275
リース資産処分損益（△）	△ 666
特定取引資産の純増（△）減	163,674
特定取引負債の純増減（△）	△ 347,755
貸出金の純増（△）減	△ 1,213,748
預金の純増減（△）	688,527
譲渡性預金の純増減（△）	△ 186,912
借用金（劣後特約付借入金を除く）の純増減（△）	△ 13,469
有利息預け金の純増（△）減	55,542
コールローン等の純増（△）減	200,494
債券貸借取引支払保証金の純増（△）減	△ 1,597,409
コールマネー等の純増減（△）	1,262,966
コマーシャル・ペーパーの純増減（△）	△ 366,600
債券貸借取引受入担保金の純増減（△）	△ 216,953
外国為替（資産）の純増（△）減	6,635
外国為替（負債）の純増減（△）	△ 45,233
短期社債（負債)の純増減（△）	459,500
普通社債の発行・償還による純増減（△）	△ 269,880
信託勘定借の純増減（△）	△ 8,196
資金運用による収入	803,273
資金調達による支出	△ 208,281
その他	129,264
小計	△ 966,978
法人税等の支払額	14,248
営業活動によるキャッシュ・フロー	△ 952,729
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 29,777,298
有価証券の売却による収入	24,077,266
有価証券の償還による収入	6,696,817
金銭の信託の増加による支出	△ 750
金銭の信託の減少による収入	3,789
動産不動産の取得による支出	△ 13,389
動産不動産の売却による収入	11,107
リース資産の取得による支出	△ 192,899
リース資産の売却による収入	28,661
子会社株式の一部売却による収入	54,937
投資活動によるキャッシュ・フロー	888,242
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	33,000
劣後特約付借入金の返済による支出	△ 82,343
劣後特約付社債・新株予約権付社債の発行による収入	408,038
劣後特約付社債・新株予約権付社債の償還による支出	△ 162,800
配当金支払額	△ 44,355
少数株主からの払込みによる収入	48,025
少数株主への配当金支払額	△ 27,034
自己株式の取得による支出	△ 1,001
自己株式の売却による収入	26
財務活動によるキャッシュ・フロー	171,555
Ⅳ 現金及び現金同等物に係る換算差額	1,794
Ⅴ 現金及び現金同等物の増加額	108,861
Ⅵ 現金及び現金同等物の期首残高	2,930,645
Ⅶ 現金及び現金同等物の中間期末残高	3,039,507

中間連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
　２．中間連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
　３．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成17年9月30日現在

現金預け金勘定	5,076,696百万円
有利息預け金	△2,037,189百万円
現金及び現金同等物	3,039,507百万円

比較中間連結貸借対照表(主要内訳)

(金額単位　百万円)

科目 ＼ 連結会計期間別	当中間連結会計期間(平成17年9月30日現在)(A)	前中間連結会計期間(平成16年9月30日現在)(B)	比較 (A)－(B)	前連結会計年度要約連結貸借対照表(平成17年3月31日現在)(C)	比較 (A)－(C)
(資産の部)					
現金預け金	5,076,696	5,846,400	△ 769,704	4,989,814	86,882
コールローン及び買入手形	789,440	406,571	382,869	1,004,512	△ 215,072
買現先勘定	138,675	125,306	13,369	124,856	13,819
債券貸借取引支払保証金	2,165,749	1,621,384	544,365	568,340	1,597,409
買入金銭債権	612,330	521,454	90,876	606,032	6,298
特定取引資産	3,627,610	3,274,740	352,870	3,769,073	△ 141,463
金銭の信託	811	3,783	△ 2,972	3,832	△ 3,021
有価証券	23,579,596	24,073,122	△ 493,526	24,233,701	△ 654,105
貸出金	56,095,034	55,422,034	673,000	54,799,805	1,295,229
外国為替	892,413	964,066	△ 71,653	895,586	△ 3,173
その他資産	3,348,723	2,919,297	429,426	3,110,454	238,269
動産不動産	807,079	946,685	△ 139,606	836,053	△ 28,974
リース資産	1,005,761	991,190	14,571	1,007,015	△ 1,254
繰延税金資産	1,414,656	1,743,246	△ 328,590	1,598,158	△ 183,502
再評価に係る繰延税金資産	－	75	△ 75	－	－
連結調整勘定	9,408	17,544	△ 8,136	13,381	△ 3,973
支払承諾見返	3,707,061	3,399,727	307,334	3,444,799	262,262
貸倒引当金	△ 1,037,217	△ 1,222,391	185,174	△ 1,273,560	236,343
資産の部合計	102,233,832	101,054,242	1,179,590	99,731,858	2,501,974
(負債の部)					
預金	69,242,541	67,619,961	1,622,580	68,474,861	767,680
譲渡性預金	2,529,775	3,038,333	△ 508,558	2,713,270	△ 183,495
コールマネー及び売渡手形	6,137,278	4,823,293	1,313,985	4,971,462	1,165,816
売現先勘定	508,598	720,461	△ 211,863	405,671	102,927
債券貸借取引受入担保金	3,651,048	4,602,167	△ 951,119	3,868,001	△ 216,953
コマーシャル・ペーパー	7,500	352,000	△ 344,500	374,100	△ 366,600
特定取引負債	1,786,166	1,780,073	6,093	2,110,473	△ 324,307
借用金	2,087,187	2,213,432	△ 126,245	2,142,873	△ 55,686
外国為替	433,654	533,545	△ 99,891	478,482	△ 44,828
短期社債	460,500	－	460,500	1,000	459,500
社債	4,329,026	4,480,668	△ 151,642	4,339,497	△ 10,471
信託勘定借	42,260	42,202	58	50,457	△ 8,197
その他負債	2,817,197	3,250,878	△ 433,681	2,363,786	453,411
賞与引当金	22,018	21,548	470	23,816	△ 1,798
退職給付引当金	35,893	31,282	4,611	34,792	1,101
日本国際博覧会出展引当金	284	172	112	231	53
特別法上の引当金	1,092	1,093	△ 1	1,093	△ 1
繰延税金負債	47,422	46,821	601	45,259	2,163
再評価に係る繰延税金負債	50,466	58,100	△ 7,634	90,994	△ 40,528
支払承諾	3,707,061	3,399,727	307,334	3,444,799	262,262
負債の部合計	97,896,973	97,015,765	881,208	95,934,927	1,962,046
少数株主持分	1,074,517	1,017,565	56,952	1,021,203	53,314
資本の部合計	3,262,340	3,020,911	241,429	2,775,728	486,612
負債、少数株主持分及び資本の部合計	102,233,832	101,054,242	1,179,590	99,731,858	2,501,974

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結損益計算書(主要内訳)

(金額単位　百万円)

連結会計期間別 / 科目	当中間連結会計期間 自 平成17年4月1日 至 平成17年9月30日 (A)	前中間連結会計期間 自 平成16年4月1日 至 平成16年9月30日 (B)	比較 (A)－(B)	前連結会計年度要約連結損益計算書 自 平成16年4月1日 至 平成17年3月31日
経常収益	1,757,879	1,778,173	△ 20,294	3,580,796
資金運用収益	769,316	752,495	16,821	1,521,728
(うち貸出金利息)	(588,151)	(567,082)	(21,069)	(1,145,653)
(うち有価証券利息配当金)	(120,932)	(121,740)	(△ 808)	(256,396)
信託報酬	4,285	729	3,556	2,609
役務取引等収益	327,875	281,955	45,920	596,086
特定取引収益	12,448	30,927	△ 18,479	144,587
その他業務収益	576,540	551,794	24,746	1,058,289
その他経常収益	67,412	160,271	△ 92,859	257,495
経常費用	1,294,111	1,664,072	△ 369,961	3,611,089
資金調達費用	215,601	156,704	58,897	350,385
(うち預金利息)	(114,236)	(52,872)	(61,364)	(131,498)
役務取引等費用	49,167	46,575	2,592	79,976
特定取引費用	189	605	△ 416	199
その他業務費用	403,592	394,061	9,531	867,748
営業経費	421,626	423,612	△ 1,986	852,715
その他経常費用	203,933	642,513	△ 438,580	1,460,064
経常利益	463,768	114,100	349,668	△ 30,293
特別利益	61,397	2,671	58,726	9,074
特別損失	13,872	20,056	△ 6,184	87,316
税金等調整前中間(当期)純利益	511,293	96,715	414,578	△ 108,535
法人税、住民税及び事業税	32,367	17,079	15,288	30,638
還付法人税等	－	8,104	△ 8,104	8,869
法人税等調整額	60,672	5,277	55,395	52,912
少数株主利益	25,925	29,090	△ 3,165	50,983
中間(当期)純利益	392,327	53,372	338,955	△ 234,201

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結剰余金計算書(主要内訳)

(金額単位　百万円)

科目 ＼ 連結会計期間別	当中間連結会計期間 自 平成17年 4月 1日 至 平成17年 9月30日 (A)	前中間連結会計期間 自 平成16年 4月 1日 至 平成16年 9月30日 (B)	比較 (A)−(B)	前連結会計年度 要約連結剰余金計算書 自 平成16年 4月 1日 至 平成17年 3月31日
(資本剰余金の部)				
資本剰余金期首残高	974,346	865,282	109,064	865,282
資本剰余金増加高	2	1,588	△ 1,586	109,064
資本剰余金中間期末(期末)残高	974,349	866,870	107,479	974,346
(利益剰余金の部)				
利益剰余金期首残高	329,963	611,189	△ 281,226	611,189
利益剰余金増加高	412,337	55,122	357,215	3,863
利益剰余金減少高	44,396	53,873	△ 9,477	285,088
利益剰余金中間期末(期末)残高	697,905	612,438	85,467	329,963

(注) 記載金額は百万円未満を切り捨てて表示しております。

比較中間連結キャッシュ・フロー計算書

(金額単位　百万円)

連結会計期間別 科目	当中間連結会計期間 自 平成17年4月1日 至 平成17年9月30日 (A)	前中間連結会計期間 自 平成16年4月1日 至 平成16年9月30日 (B)	比較 (A)－(B)	前連結会計年度 連結キャッシュ・フロー計算書 自 平成16年4月1日 至 平成17年3月31日
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間(当期)純利益	511,293	96,715	414,578	△ 108,535
動産不動産等減価償却費	40,218	41,082	△ 864	84,120
リース資産減価償却費	166,592	168,782	△ 2,190	340,777
減損損失	10,580	－	10,580	－
連結調整勘定償却額	3,469	4,280	△ 811	10,017
持分法による投資損益(△)	△ 14,081	△ 12,893	△ 1,188	△ 27,142
子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)	△ 60,192	－	△ 60,192	－
貸倒引当金の増加額	△ 238,154	△ 200,035	△ 38,119	△ 140,104
賞与引当金の増加額	△ 1,857	△ 855	△ 1,002	1,497
退職給付引当金の増加額	1,101	131,309	△ 130,208	134,819
日本国際博覧会出展引当金の増加額	53	55	△ 2	114
資金運用収益	△ 769,316	△ 752,495	△ 16,821	△ 1,521,728
資金調達費用	215,601	156,704	58,897	350,385
有価証券関係損益(△)	△ 64,257	△ 74,018	9,761	102,784
金銭の信託の運用損益(△)	△ 13	－	△ 13	△ 0
為替差損益(△)	△ 62,513	△ 172,849	110,336	△ 105,603
動産不動産処分損益(△)	△ 275	8,716	△ 8,991	63,973
リース資産処分損益(△)	△ 666	△ 1,143	477	△ 3,345
特定取引資産の純増(△)減	163,674	37,897	125,777	△ 468,577
特定取引負債の純増減(△)	△ 347,755	△ 98,289	△ 249,466	246,434
貸出金の純増(△)減	△ 1,213,748	△ 18,373	△ 1,195,375	468,339
預金の純増減(△)	688,527	2,245,859	△ 1,557,332	3,137,797
譲渡性預金の純増減(△)	△ 186,912	△ 478,870	291,958	△ 806,192
借用金(劣後特約付借入金を除く)の純増減(△)	△ 13,469	△ 142,894	129,425	△ 180,888
有利息預け金の純増(△)減	55,542	△ 683,001	738,543	△ 245,726
コールローン等の純増(△)減	200,494	△ 59,546	260,040	△ 743,218
債券貸借取引支払保証金の純増(△)減	△ 1,597,409	△ 612,055	△ 985,354	440,987
コールマネー等の純増減(△)	1,262,966	△ 1,845,325	3,108,291	△ 2,013,905
コマーシャル・ペーパーの純増減(△)	△ 366,600	69,300	△ 435,900	91,400
債券貸借取引受入担保金の純増減(△)	△ 216,953	△ 1,344,179	1,127,226	△ 2,078,345
外国為替(資産)の純増(△)減	6,635	△ 219,887	226,522	△ 151,254
外国為替(負債)の純増減(△)	△ 45,233	△ 39,119	△ 6,114	△ 94,405
短期社債(負債)の純増減(△)	459,500	－	459,500	1,000
普通社債の発行・償還による純増減(△)	△ 269,880	279,933	△ 549,813	130,498
信託勘定借の純増減(△)	△ 8,196	6,169	△ 14,365	14,424
資金運用による収入	803,273	797,421	5,852	1,553,995
資金調達による支出	△ 208,281	△ 158,410	△ 49,871	△ 336,234
取引約定未払金の純増減(△)	－	－	－	△ 1,020,879
その他	129,264	△ 332,096	461,360	△ 350,488
小計	△ 966,978	△ 3,202,113	2,235,135	△ 3,223,208
法人税等の支払額	14,248	△ 28,614	42,862	△ 56,914
営業活動によるキャッシュ・フロー	△ 952,729	△ 3,230,728	2,277,999	△ 3,280,122
Ⅱ 投資活動によるキャッシュ・フロー				
有価証券の取得による支出	△ 29,777,298	△ 21,283,083	△ 8,494,215	△ 46,309,832
有価証券の売却による収入	24,077,266	16,679,189	7,398,077	36,134,383
有価証券の償還による収入	6,696,817	7,674,230	△ 977,413	13,118,211
金銭の信託の増加による支出	△ 750	－	△ 750	－
金銭の信託の減少による収入	3,789	0	3,789	0
動産不動産の取得による支出	△ 13,389	△ 22,183	8,794	△ 56,945
動産不動産の売却による収入	11,107	28,080	△ 16,973	93,474
リース資産の取得による支出	△ 192,899	△ 185,819	△ 7,080	△ 396,497
リース資産の売却による収入	28,661	18,991	9,670	43,702
子会社株式の一部売却による収入	54,937	－	54,937	－
連結範囲の変更を伴う子会社株式の取得による支出	－	△ 2,970	2,970	△ 2,970
投資活動によるキャッシュ・フロー	888,242	2,906,435	△ 2,018,193	2,623,525
Ⅲ 財務活動によるキャッシュ・フロー				
劣後特約付借入による収入	33,000	20,000	13,000	36,000
劣後特約付借入金の返済による支出	△ 82,343	△ 22,240	△ 60,103	△ 72,212
劣後特約付社債・新株予約権付社債の発行による収入	408,038	237,275	170,763	440,237
劣後特約付社債・新株予約権付社債の償還による支出	△ 162,800	△ 48,000	△ 114,800	△ 234,983
株式等の発行による収入	－	－	－	210,003
配当金支払額	△ 44,355	△ 46,447	2,092	△ 46,463
少数株主からの払込みによる収入	48,025	－	48,025	21,024
少数株主への配当金支払額	△ 27,034	△ 26,171	△ 863	△ 39,457
自己株式の取得による支出	△ 1,001	△ 502	△ 499	△ 269,012
自己株式の売却による収入	26	3,936	△ 3,910	9,063
財務活動によるキャッシュ・フロー	171,555	117,850	53,705	54,199
Ⅳ 現金及び現金同等物に係る換算差額	1,794	716	1,078	△ 378
Ⅴ 現金及び現金同等物の増加額	108,861	△ 205,726	314,587	△ 602,776
Ⅵ 現金及び現金同等物の期首残高	2,930,645	3,529,479	△ 598,834	3,529,479
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	－	3,941	△ 3,941	3,941
Ⅷ 現金及び現金同等物の中間期末(期末)残高	3,039,507	3,327,694	△ 288,187	2,930,645

(注) 記載金額は百万円未満を切り捨てて表示しております。

V. セグメント情報

1. 事業の種類別セグメント情報

当中間連結会計期間(自 平成17年4月1日 至 平成17年9月30日) (金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,183,343	367,078	207,456	1,757,879	—	1,757,879
(2) セグメント間の内部経常収益	20,798	9,443	97,699	127,940	(127,940)	—
計	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
経常費用	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
経常利益	380,033	21,436	76,579	478,049	(14,281)	463,768

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 各事業の主な内容
(1) 銀行業・・・・・・・・・・銀行業
(2) リース業・・・・・・・・リース業
(3) その他事業・・・・・・証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

前中間連結会計期間(自 平成16年4月1日 至 平成16年9月30日) (金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	1,226,811	344,806	206,554	1,778,173	—	1,778,173
(2) セグメント間の内部経常収益	15,719	10,000	95,613	121,334	(121,334)	—
計	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
経常費用	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
経常利益	32,340	21,584	69,763	123,688	(9,587)	114,100

前連結会計年度(自 平成16年4月1日 至 平成17年3月31日) (金額単位 百万円)

	銀行業	リース業	その他事業	計	消去又は全社	連結
経常収益						
(1) 外部顧客に対する経常収益	2,447,122	706,860	426,813	3,580,796	—	3,580,796
(2) セグメント間の内部経常収益	41,862	19,723	190,226	251,812	(251,812)	—
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益	△154,548	41,931	111,246	△1,370	(28,922)	△30,293

2．所在地別セグメント情報

当中間連結会計期間（自　平成17年4月1日　　至　平成17年9月30日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,579,894	77,007	46,224	54,752	1,757,879	―	1,757,879
(2) セグメント間の内部経常収益	29,904	20,784	1,724	16,207	68,621	(68,621)	―
計	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
経常費用	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
経常利益	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

（注） 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

前中間連結会計期間（自　平成16年4月1日　　至　平成16年9月30日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	1,654,502	56,534	31,188	35,947	1,778,173	―	1,778,173
(2) セグメント間の内部経常収益	21,527	24,310	2,143	12,142	60,123	(60,123)	―
計	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
経常費用	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
経常利益	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

前連結会計年度（自　平成16年4月1日　　至　平成17年3月31日）

（金額単位 百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
経常収益							
(1) 外部顧客に対する経常収益	3,331,194	109,639	62,959	77,003	3,580,796	―	3,580,796
(2) セグメント間の内部経常収益	59,278	46,789	6,189	26,013	138,270	(138,270)	―
計	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
経常利益	△103,857	49,401	5,894	42,323	△6,238	(24,055)	△30,293

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当中間連結会計期間 〔自 平成17年4月 1日 至 平成17年9月30日〕	177,984	1,757,879	% 10.1
前中間連結会計期間 〔自 平成16年4月 1日 至 平成16年9月30日〕	123,670	1,778,173	7.0
前連結会計年度 〔自 平成16年4月 1日 至 平成17年3月31日〕	249,602	3,580,796	7.0

（注） 1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当中間連結会計期間（平成17年 9月30日現在）

(注1) 中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の売掛債権等の信託受益権も含めて記載しております。

(注2) 子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）	
	中間連結貸借対照表計上額	当中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,589,914	△1,296

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）				
	中間連結貸借対照表計上額	時 価	差 額		
				うち益	うち損
国 債	659,835	653,970	△5,865	948	6,813
地方債	58,545	57,397	△1,148	―	1,148
社 債	69,747	68,907	△840	―	840
その他	27,678	28,120	441	441	―
合 計	815,806	808,394	△7,411	1,390	8,802

(注) 1. 時価は、当中間連結会計期間末日における市場価格等に基づいております。

2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株 式	1,904,528	2,897,259	992,730	1,031,519	38,788
債 券	12,400,547	12,317,414	△83,132	4,822	87,955
国 債	10,723,139	10,649,794	△73,345	1,207	74,552
地方債	540,423	534,633	△5,790	939	6,729
社 債	1,136,983	1,132,986	△3,997	2,676	6,673
その他	3,878,943	3,866,998	△11,944	34,002	45,947
合 計	18,184,018	19,081,672	897,653	1,070,345	172,691

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。

2. 中間連結貸借対照表計上額は、株式については主として当中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を当中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。当中間連結会計期間におけるこの減損処理額は212百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	当中間連結会計期間（自 平成17年 4月１日 至 平成17年 9月30日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	24,077,266	88,639	13,991

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）
満期保有目的の債券	
非上場外国証券	2,531
その他	5,271
その他有価証券	
非上場株式（店頭売買株式を除く）	417,028
非上場債券	2,264,800
非上場外国証券	425,527
その他	267,941

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）			
	１年以内	１年超５年以内	５年超10年以内	10年超
債券	2,338,479	7,357,651	2,618,161	3,056,053
国債	1,968,207	4,729,637	1,621,591	2,990,192
地方債	26,564	277,662	288,476	475
社債	343,707	2,350,350	708,093	65,385
その他	453,001	2,087,818	565,488	802,079
合計	2,791,480	9,445,469	3,183,649	3,858,132

2．前中間連結会計期間（平成16年 9月30日現在）

(注1)中間連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、中間財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前中間連結会計期間（平成16年 9月30日現在）	
	中間連結貸借対照表計上額	前中間連結会計期間の損益に含まれた評価差額
売買目的有価証券	1,209,190	△2,548

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成16年 9月30日現在）				
	中間連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	508,400	502,551	△5,848	1,684	7,533
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	36,235	36,794	558	681	122
合計	544,636	539,346	△5,289	2,365	7,655

（注）1. 時価は、前中間連結会計期間末日における市場価格等に基づいております。
2. 「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前中間連結会計期間（平成16年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	2,035,061	2,616,748	581,686	637,425	55,738
債券	13,744,918	13,686,800	△58,118	18,409	76,527
国債	12,421,472	12,371,625	△49,846	13,933	63,780
地方債	504,080	497,812	△6,267	1,094	7,361
社債	819,366	817,362	△2,003	3,381	5,385
その他	4,079,116	4,039,623	△39,492	8,902	48,395
合計	19,859,096	20,343,172	484,076	664,737	180,661

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
2. 中間連結貸借対照表計上額は、株式については主として前中間連結会計期間末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前中間連結会計期間末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって中間連結貸借対照表価額とし、評価差額を前中間連結会計期間の損失として処理（以下、「減損処理」という。）しております。前中間連結会計期間におけるこの減損処理額は39百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該中間連結会計期間中に売却した満期保有目的の債券

該当ありません。

(5) 当該中間連結会計期間中に売却したその他有価証券

（金額単位 百万円）

	前中間連結会計期間 （自 平成16年 4月１日 至 平成16年 9月30日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	16,678,701	117,923	27,549

(6) 時価のない有価証券の主な内容及び中間連結貸借対照表計上額

（金額単位 百万円）

	前中間連結会計期間 （平成16年 9月30日現在）
満期保有目的の債券	
非上場外国証券	3,492
その他	11,290
その他有価証券	
非上場株式（店頭売買株式を除く）	580,961
非上場債券	1,768,325
非上場外国証券	394,347
その他	150,646

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	前中間連結会計期間（平成16年 9月30日現在）			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	2,927,449	7,891,459	2,987,501	2,157,117
国　債	2,701,723	5,793,773	2,234,942	2,149,585
地方債	13,233	252,642	231,433	503
社　債	212,492	1,845,044	521,125	7,028
その他	378,578	2,956,785	417,839	511,709
合　計	3,306,028	10,848,244	3,405,341	2,668,827

3．前連結会計年度（平成17年 3月31日現在）

（注1）連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
（注2）子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	前連結会計年度（平成17年 3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,325,972	△3,717

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成17年 3月31日現在）				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	507,342	505,002	△2,339	1,582	3,922
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

（注）1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	前連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,992,711	2,697,765	705,053	750,480	45,426
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,506,944	20,203,283	696,339	801,356	105,017

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	前連結会計年度 （自　平成16年　4月　1日　至　平成17年　3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	36, 133, 895	214, 022	90, 314

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	前連結会計年度 （平成17年　3月31日現在）
満期保有目的の債券	
非上場外国証券	2, 400
その他	8, 566
その他有価証券	
非上場株式（店頭売買株式を除く）	429, 658
非上場債券	2, 110, 338
非上場外国証券	412, 118
その他	221, 982

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	前連結会計年度（平成17年　3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	3, 110, 902	9, 065, 255	2, 237, 616	2, 953, 130
国　債	2, 818, 917	6, 414, 993	1, 482, 528	2, 920, 138
地方債	20, 003	264, 369	202, 016	494
社　債	271, 981	2, 385, 892	553, 071	32, 497
その他	600, 124	1, 625, 706	258, 965	725, 965
合　計	3, 711, 027	10, 690, 962	2, 496, 581	3, 679, 096

（金銭の信託関係）

1．当中間連結会計期間（平成17年 9月30日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当中間連結会計期間（平成17年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	602	811	209	209	—

（注）1. 中間連結貸借対照表計上額は、当中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

2．前中間連結会計期間（平成16年 9月30日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前中間連結会計期間（平成16年 9月30日現在）				
	取得原価	中間連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,783	154	271	116

（注）1. 中間連結貸借対照表計上額は、前中間連結会計期間末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

3．前連結会計年度（平成17年 3月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前連結会計年度（平成17年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

1. 当中間連結会計期間（平成17年 9月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

		当中間連結会計期間 (平成17年 9月30日現在)
評 価 差 額		898,836
	その他有価証券	898,626
	その他の金銭の信託	209
(△) 繰延税金負債		364,380
その他有価証券評価差額金(持分相当額調整前)		534,455
(△) 少数株主持分相当額		10,029
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		8,645
その他有価証券評価差額金		533,070

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は557百万円（費用）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は400百万円（費用）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

2. 前中間連結会計期間（平成16年 9月30日現在）

中間連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

		前中間連結会計期間 (平成16年 9月30日現在)
評 価 差 額		462,018
	その他有価証券	461,863
	その他の金銭の信託	154
(△) 繰延税金負債		187,970
その他有価証券評価差額金(持分相当額調整前)		274,048
(△) 少数株主持分相当額		4,981
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		1,185
その他有価証券評価差額金		270,252

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は22,199百万円（収益）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

3. 前連結会計年度（平成17年 3月31日現在）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

(金額単位 百万円)

		前連結会計年度 (平成17年 3月31日現在)
評 価 差 額		695,951
	その他有価証券	695,746
	その他の金銭の信託	204
(△) 繰延税金負債		282,389
その他有価証券評価差額金(持分相当額調整前)		413,561
(△) 少数株主持分相当額		7,982
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		5,074
その他有価証券評価差額金		410,653

(注) 1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

平成17年11月22日

平成18年 3月期　個別中間財務諸表の概要

上場会社名	株式会社　三井住友フィナンシャルグループ	上場取引所	東証・大証・名証
コード番号	8316	本社所在都道府県	東京都
（URL　http://www.smfg.co.jp）			
代表者	取締役社長　北山禎介		
問合せ先責任者	財務部副部長　正脇久昌	TEL	(03)5512-3411
中間決算取締役会開催日	平成17年11月22日	中間配当制度の有無	有
中間配当支払開始日	ー	単元株制度採用の有無	無

1．平成17年9月中間期の業績（平成17年4月1日～平成17年9月30日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成17年9月中間期	16,206	(△ 92.1)	14,468	(△ 92.9)	12,424	(△ 93.9)
平成16年9月中間期	205,265	(ー)	203,953	(ー)	203,119	(ー)
平成17年3月期	258,866		256,222		253,448	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
平成17年9月中間期	38,435	(△ 81.0)	5,646 36
平成16年9月中間期	202,194	(ー)	34,489 13
平成17年3月期	252,228		38,302 88

（注）① 期中平均株式数　平成17年9月中間期　6,807,052 株　平成16年9月中間期　5,862,553 株　平成17年3月期　5,885,899 株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
平成17年9月中間期	0 00	ー
平成16年9月中間期	0 00	ー
平成17年3月期	ー	3,000 00

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成17年9月中間期	3,653,155	3,312,686	90.7	268,549 24
平成16年9月中間期	3,558,800	3,328,039	93.5	279,738 68
平成17年3月期	3,795,110	3,319,615	87.5	257,487 78

（注）① 期末発行済株式数　平成17年9月中間期　6,897,741 株　平成16年9月中間期　6,202,692 株　平成17年3月期　5,869,288 株
② 期末自己株式数　平成17年9月中間期　405,731 株　平成16年9月中間期　2,686 株　平成17年3月期　404,503 株

2．平成18年3月期の業績予想（平成17年4月1日～平成18年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金	
				期末	
	百万円	百万円	百万円	円 銭	円 銭
通期	54,000	48,000	70,000	3,000 00	3,000 00

（参考）　1株当たり予想当期純利益(通期)　6,422 円　74 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

（平成17年9月中間期の業績）

「期中平均株式数」

	平成17年9月中間期	平成16年9月中間期	平成17年3月期
普通株式	6,807,052 株	5,862,553 株	5,885,899 株
第一種優先株式	35,000 株	61,666 株	48,333 株
第二種優先株式	100,000 株	100,000 株	100,000 株
第三種優先株式	695,000 株	782,500 株	738,750 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第13回第四種優先株式	9,496 株	114,783 株	112,352 株
第1回第六種優先株式	70,001 株	― 株	575 株

「期末発行済株式数」

	平成17年9月中間期	平成16年9月中間期	平成17年3月期
普通株式	6,897,741 株	6,202,692 株	5,869,288 株
第一種優先株式	35,000 株	35,000 株	35,000 株
第二種優先株式	100,000 株	100,000 株	100,000 株
第三種優先株式	695,000 株	695,000 株	695,000 株
第1-12回第四種優先株式	50,100 株	50,100 株	50,100 株
第13回第四種優先株式	― 株	114,202 株	107,087 株
第1回第六種優先株式	70,001 株	― 株	70,001 株

（注）当中間期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・第13回第四種優先株式の普通株式への転換	普通株式	1,029,680.28株	― 円	― 円
	第13回第四種優先株式	△107,087株	― 円	― 円

「1株当たり配当金」

	平成17年9月中間期（中間配当）		平成16年9月中間期（中間配当）		平成17年3月期（年間配当）	
	円	銭	円	銭	円	銭
普通株式	0	00	0	00	3,000	00
第一種優先株式	0	00	0	00	10,500	00
第二種優先株式	0	00	0	00	28,500	00
第三種優先株式	0	00	0	00	13,700	00
第1-12回第四種優先株式	0	00	0	00	135,000	00
第13回第四種優先株式	―		0	00	67,500	00
第1回第六種優先株式	0	00	―		728	00

（平成18年3月期の業績予想）

「1株当たり年間配当金」

	1株当たり年間配当金			
	期末			
	円	銭	円	銭
普通株式	3,000	00	3,000	00
第一種優先株式	10,500	00	10,500	00
第二種優先株式	28,500	00	28,500	00
第三種優先株式	13,700	00	13,700	00
第1-12回第四種優先株式	135,000	00	135,000	00
第1回第六種優先株式	88,500	00	88,500	00

（参考）「平成18年3月期の業績予想」指標算式

○　1株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{中間期末発行済普通株式数（除く自己株式）}}$$

中間貸借対照表

(金額単位　百万円)

科目	前中間会計期間(平成16年９月30日現在) 金額	構成比	当中間会計期間(平成17年９月30日現在) 金額	構成比	前事業年度要約貸借対照表(平成17年３月31日現在) 金額	構成比
(資産の部)		%		%		%
流動資産						
現金及び預金	27,259		54,252		44,021	
1年以内回収予定関係会社長期貸付金	40,000		―		40,000	
その他	40,931		10,923		50,968	
流動資産合計	108,191	3.1	65,176	1.8	134,989	3.6
固定資産						
有形固定資産	3		2		2	
無形固定資産	48		34		41	
投資その他の資産	3,449,803		3,587,489		3,659,472	
関係会社株式	3,446,462		3,586,045		3,656,465	
その他	3,340		1,443		3,007	
固定資産合計	3,449,854	96.9	3,587,526	98.2	3,659,517	96.4
繰延資産	754	0.0	452	0.0	603	0.0
資産合計	3,558,800	100.0	3,653,155	100.0	3,795,110	100.0
(負債の部)						
流動負債						
短期借入金	230,000		340,000		475,000	
賞与引当金	54		61		66	
その他	706		407		428	
流動負債合計	230,761	6.5	340,469	9.3	475,494	12.5
負債合計	230,761	6.5	340,469	9.3	475,494	12.5
(資本の部)						
資本金	1,247,650	35.0	1,352,651	37.0	1,352,651	35.7
資本剰余金						
資本準備金	1,247,762		1,352,764		1,352,764	
その他資本剰余金	499,524		499,532		499,529	
資本剰余金合計	1,747,286	49.1	1,852,296	50.7	1,852,293	48.8
利益剰余金						
任意積立金	30,420		30,420		30,420	
中間(当期)未処分利益	304,073		348,152		354,107	
利益剰余金合計	334,493	9.4	378,572	10.4	384,527	10.1
自己株式	△ 1,390	△ 0.0	△ 270,834	△ 7.4	△ 269,857	△ 7.1
資本合計	3,328,039	93.5	3,312,686	90.7	3,319,615	87.5
負債資本合計	3,558,800	100.0	3,653,155	100.0	3,795,110	100.0

中間損益計算書

(金額単位　百万円)

科目	前中間会計期間 (自 平成16年4月1日 至 平成16年9月30日) 金額		百分比	当中間会計期間 (自 平成17年4月1日 至 平成17年9月30日) 金額		百分比	前事業年度要約損益計算書 (自 平成16年4月1日 至 平成17年3月31日) 金額		百分比
営業収益			%			%			%
関係会社受取配当金	201,285			12,039			251,735		
関係会社受入手数料	3,558			4,155			6,289		
関係会社貸付金利息	420	205,265	100.0	11	16,206	100.0	841	258,866	100.0
営業費用									
販売費及び一般管理費	1,312	1,312	0.6	1,737	1,737	10.7	2,644	2,644	1.0
営業利益		203,953	99.4		14,468	89.3		256,222	99.0
営業外収益		113	0.1		66	0.4		134	0.0
営業外費用		947	0.5		2,111	13.0		2,908	1.1
経常利益		203,119	99.0		12,424	76.7		253,448	97.9
特別利益		－	－		27,579	170.2		－	－
税引前中間(当期)純利益		203,119	99.0		40,004	246.9		253,448	97.9
法人税、住民税及び事業税	1			1			3		
還付法人税等	329			－			329		
法人税等調整額	1,252	924	0.5	1,567	1,569	9.7	1,545	1,219	0.5
中間(当期)純利益		202,194	98.5		38,435	237.2		252,228	97.4
前期繰越利益		101,878			309,717			101,878	
中間(当期)未処分利益		304,073			348,152			354,107	

〈中間財務諸表作成のための基本となる重要な事項〉

１．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・・　移動平均法による原価法により行っております。
その他有価証券・・・・・・・・・　時価のないものについては、移動平均法による原価法により行っております。

２．固定資産の減価償却の方法
（１）有形固定資産
定率法（ただし、建物については定額法）を採用しております。
（２）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

３．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当中間会計期間に帰属する額を計上しております。

４．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

５．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

〈中間財務諸表作成のための基本となる重要な事項の変更〉

（固定資産の減損に係る会計基準）
「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を当中間会計期間から適用しております。
この変更による当中間会計期間の損益に与える影響はありません。

〈注記事項〉

（中間貸借対照表関係）
１．記載金額は百万円未満を切り捨てて表示しております。

２．有形固定資産の減価償却累計額　　1百万円

３．偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,753百万円の保証を行っております。

（中間損益計算書関係）
１．記載金額は百万円未満を切り捨てて表示しております。

２．営業外費用のうち主要なもの

支払手数料	1,038 百万円
支払利息	811 百万円
創立費償却	150 百万円

３．特別利益のうち主要なもの

関係会社株式売却益	27,579 百万円

４．減価償却実施額

有形固定資産	0 百万円
無形固定資産	6 百万円

（有価証券関係）
子会社株式及び関連会社株式で時価のあるものはありません。

SMFG

FASF MEMBERSHIP

File No. 82-4395
Exhibit A1(b)
(English Translation)

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Six Months ended September 30, 2005

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of Financial Results by the Board of Directors: November 22, 2005

1. Financial Results (for the six months ended September 30, 2005)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)		Net Income (Loss) per Share	Net Income per Share (Diluted)
Six Months	¥ million	%	¥ million	%	¥ million	%	¥	¥
ended September 30, 2005	1,757,879	(1.1)	463,768	306.5	392,327	635.1	57,635.51	44,223.66
ended September 30, 2004	1,778,173	1.0	114,100	(31.1)	53,372	(62.8)	9,119.40	5,245.69
Fiscal Year ended March 31, 2005	3,580,796		(30,293)		(234,201)		(44,388.07)	-

Notes: 1. Equity in earnings of affiliates
(a) for the six months ended September 30, 2005 : 14,081 million yen (b) for the six months ended September 30, 2004 : 12,893 million yen
(c) for the fiscal year ended March 31, 2005 : 27,142 million yen
2. Average number of common stocks outstanding (consolidated)
(a) for the six months ended September 30, 2005 : 6,807,052 shares (b) for the six months ended September 30, 2004 : 5,852,626 shares
(c) for the fiscal year ended March 31, 2005 : 5,879,572 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous interim term.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio
	¥ million	¥ million	%	¥	%
September 30, 2005	102,233,832	3,262,340	3.2	261,250.37	(Preliminary) 11.00
September 30, 2004	101,054,242	3,020,911	3.0	230,491.11	10.93
March 31, 2005	99,731,858	2,775,728	2.8	164,821.09	9.94

Note: Number of common stocks outstanding (consolidated)
(a) as of September 30, 2005: 6,897,741 shares (b) as of September 30, 2004: 6,195,492 shares (c) as of March 31, 2005: 5,869,288 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at term-end
Six Months	¥ million	¥ million	¥ million	¥ million
ended September 30, 2005	(952,729)	888,242	171,555	3,039,507
ended September 30, 2004	(3,230,728)	2,906,435	117,850	3,327,694
Fiscal Year ended March 31, 2005	(3,280,122)	2,623,525	54,199	2,930,645

(4) Scope of Consolidation and Application of the Equity Method
(a) Number of consolidated subsidiaries : 166
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 3
(c) Number of affiliated companies accounted for by the equity method : 56

(5) Changes in Scope of Consolidation and Application of the Equity Method (change from March 2005)

Consolidation:	Newly consolidated	9	Equity method:	Newly applied	8
	Excluded	10		Excluded	2

2. Earnings Forecast (for the fiscal year ending March 31, 2006)

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Fiscal year ending March 31, 2006	3,500,000	850,000	550,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2006 is 76,010.74 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial

Average number of shares outstanding during the term (year) (consolidated)

	For the Six Months ended September 30, 2005	For the Six Months ended September 30, 2004	For the Fiscal Year ended March 31, 2005
Common stock	6,807,052	5,852,626	5,879,572
Preferred stock (type 1)	35,000	61,666	48,333
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	782,500	738,750
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	9,496	114,783	112,352
Preferred stock (1st series type 6)	70,001	–	575

Number of shares outstanding as of term (year)-end (consolidated)

	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Common stock	6,897,741	6,195,492	5,869,288
Preferred stock (type 1)	35,000	35,000	35,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	–	114,202	107,087
Preferred stock (1st series type 6)	70,001	–	70,001

Calculation for Index

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock)}}$$

I. Overview of SMFG Group

SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, loans and venture capital.
SMFG has 166 consolidated subsidiaries and 59 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking business

Principal subsidiaries

Domestic
* Sumitomo Mitsui Banking Corporation
* THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* Kansai Urban Banking Corporation (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange)
* The Japan Net Bank, Limited (Internet banking)
* SMBC Guarantee Co., Ltd. (Credit guarantee)

Overseas
* Sumitomo Mitsui Banking Corporation Europe Limited
* Manufacturers Bank
* Sumitomo Mitsui Banking Corporation of Canada
* Banco Sumitomo Mitsui Brasileiro S.A.
* PT Bank Sumitomo Mitsui Indonesia

Leasing business

Principal subsidiaries

Domestic
* SMBC Leasing Company, Limited
* SMBC Auto Leasing Company, Limited

Overseas
* SMBC Leasing and Finance, Inc.

Other business

Principal subsidiaries and affiliated companies

Domestic
* Sumitomo Mitsui Card Company, Limited (Credit card services)
* SAKURA CARD CO., Ltd. (Credit card services)
* SMBC Capital Co., Ltd. (Venture capital) (Note 2)
* SMBC Consulting Co., Ltd. (Management consulting and information services)
* SMBC Finance Service Co., Ltd. (Loans, factoring and collecting agent)
* Financial Link Company, Limited (Data processing service and consulting)
* SMBC Friend Securities Co., Ltd. (Securities) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange)
* The Japan Research Institute, Limited (System development, data processing, management consulting and economic research)
* Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange)
* Sakura Information Systems Co., Ltd. (System engineering and data processing)
* SMFG Corporate Recovery Servicer Co., Ltd. (Consulting on corporate recovery and servicer)

** Promise Co., Ltd. (consumer finance) (Listed on the First Section of Tokyo Stock Exchange)
** At-Loan Co., Ltd. (Consumer loans)
** QUOQ Inc. (Shopping credit and credit card business)
** Daiwa Securities SMBC Co. Ltd. (Securities and derivatives)
** NIF Ventures Co., Ltd. (Venture capital) (Listed on the JASDAQ Securities Exchange) (Note 2)
** Daiwa SB Investments Ltd. (Investment advisory and investment trust management)
** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management)
** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans)

Overseas
* SMBC Capital Markets, Inc. (Derivatives and investments)
* SMBC Capital Markets Limited (Derivatives)
* SMBC Securities, Inc. (Securities)
* Sumitomo Mitsui Finance Australia Limited (Investments)

(Notes) 1. (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Policy

SMFG's groupwide management philosophy is as follows:

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

In line with this philosophy, SMFG and the group companies will put their collective energy into becoming "a globally competitive top bank with the highest trust of our customers, our shareholders, market and society".

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing its Group's capital to maintain sound financial position.

3. Policy concerning Lowering of Minimum Stock Investment Amount

After taking into account various factors such as stock price, number of shareholders, liquidity of shares and cost-effectiveness, we do not believe there is a need to lower the minimum amount for purchasing SMFG's common stock at this time.

4. Management Index to be Achieved

SMFG has established a medium-term plan spanning the four years from fiscal 2005 and has set the following four management indices as the target to be achieved in fiscal 2008, the final year of the plan.

- Consolidated ROE	More than 15%
- Consolidated net income	More than 650 billion yen
- Consolidated capital ratio*	Approximately 11%
- Consolidated Tier I ratio*	Approximately 7%

*At March 31, 2009

With regard to the remaining 1.1 trillion yen in public funds, we are aiming for an early repayment by the end of fiscal 2007, subject to the approval by the regulatory authorities.

5. Mid- to Long-term Management Strategy

To realize high profitability and growth, and thereby raising corporate value sustainably, it is essential for us to earn "the highest trust of our customers, our shareholders, market and society". In other words, we must

(i) respond accurately to the ever-changing needs of customers and provide superior products and services;

(ii) steadily grow profits and establish solid financial base by being highly business-minded; and

(iii) fulfill our social responsibility by contributing widely to the Japanese economy and society through our business activities.

Grounded on these recognitions, we have set the five core strategies as follows and will implement initiatives to achieve our goals.

- First, to grow top-line profit and achieve sufficient growth by challenging new types of risks, new regions and new business areas.
- Second, to strengthen strategic business areas by aggressively allocating resources, while continuing to improve efficiency of existing businesses further.
- Third, to improve capital efficiency and thereby maximizing profitability and growth, by improving risk-return profile of each business and by reallocating capital and risk-weighted assets.
- Fourth, to actively forge alliances lead to raise our corporate value.
- Fifth, to improve corporate governance in order to raise corporate value and fulfill our social responsibility (CSR).

6. Issues to be Addressed

We have designated fiscal year 2005, the first year of the medium-term plan, as an essential year for "securing a solid profit level". To achieve this target, continuously in the second half, we will reinforce the below strategic businesses on a group basis.

Consumer Business

In consumer business, we will aggressively allocate resources in financial consulting covering investment products, such as investment trusts and pension-type insurance, and mortgage loans in order to further boost our competitive advantage in this field. Specifically, at the same time as increasing the number of SMBC Consulting Plazas, the specialized channels which are open also on weekday nights and weekends, and consultants, we will expand our product lineup. Also, we will grow the volume of consumer loans provided from this April under the strategic alliance with Promise, launched to create a new business line, by increasing the number of automatic contract machines and strengthening promotion activities. In credit card business mainly operated by Sumitomo Mitsui Card, we will quickly launch and enhance new businesses such as "Mobile Phone Credit Service" under the alliance with NTT DoCoMo announced this April, and an issuance of "VIEW Suica" card with credit, e-money and ATM card function under the alliance with JR East announced this October. In addition, we will continue to focus on improving customer convenience, such as locating ATMs at Tokyo Metro stations, and upgrading security, such as expanding IC cash card functions, etc.

Corporate Business

In corporate business, we will further enhance our highly profitable new-type unsecured loans for small and medium-sized enterprises such as Business Select Loan, a popular product which has been showing excellent results, and SMBC Crecer Loan launched this April. We will also boost our solution providing capability to a higher level not just in our forte businesses such as loan syndication and securitization, but also in businesses expected to make a high growth led by expanding customer needs – such as corporate revitalization and reorganization business, and real estate finance. In addition, to grow profits of the group even more, we will further promote SMBC's business collaboration with other group companies: Daiwa Securities SMBC in investment banking business and asset management consulting, SMBC Leasing in leasing business, and The Japan Research Institute in systems consulting.

International Business

In international business, we aim to become a "global commercial bank with Asia as our mother market". To achieve this target, at the same time as growing business volume in Asia centered on China, we will expand our business in the emerging markets of Russia, Eastern Europe and other expanded members of EU, and countries in Central and South Americas by opening new offices and leveraging businesses in which we have competitive edge, such as project finance. We will also improve our capital efficiency in the U.S. and European markets by building up highly liquid and profitable assets.

Treasury Market Business

In treasury market business, we will continuously endeavor to maintain and strengthen profitability under a proper risk management with the three core initiatives of reinforcing ALM framework, diversifying investment style and instruments, and increasing customers' order flow.

To support these business activities, we will continue to improve our human resources management and compliance system responding to diversified business operations. Also, we will continuously take measures to prevent deterioration of our credit portfolio in order to reduce credit costs. Through these initiatives, we will grow our bottom-line profit and thereby further reinforce our financial base – in other words, grow capital both in quality and in quantity. With regard to the remaining 1.1 trillion yen in public funds, we are aiming for an early repayment by end of fiscal 2007, subject to the approval by the regulatory authorities.

We aim to improve overall evaluation of SMFG from "our customers, our shareholders, market and society" by showing results in these initiatives steadily this fiscal year.

7. Corporate Governance Policy and Structure

(1) Corporate Governance Structure

Maintaining effective corporate governance is one of the most important issues of SMFG and the group companies. Therefore, SMFG is committed to maintaining sound management, creating sustainable shareholder value and contributing to healthy development of society by observing the below "Management Philosophy" and "Business Ethics".

<<Management Philosophy>>

- To provide optimum added value to our customers and together with them achieve growth
- To create sustainable shareholder value through business growth
- To provide a challenging and professionally rewarding work environment for our dedicated employees

<<Business Ethics>>

- Satisfactory Customer Services
  We intend to be a financial services complex that has the trust and support of our customers.
  For this purpose, we will always provide services that meet the true needs of our customers in order to obtain their satisfaction and confidence in the Group.
- Sound Management
  We intend to be a financial services complex which maintains fair, transparent, and sound management based on the principle of self-responsibility.
  For this purpose, along with obtaining the firm confidence of our shareholders, our customers, and the general public, we take a long-term view of our business and operate it efficiently, and actively disclose accurate business information about the Group. Through these procedures, we will maintain continuous growth on a sound financial basis.
- Contribution to Social Development
  We intend to be a financial services complex which contributes to the healthy development of society.
  For this purpose, we recognize the importance of our mission to serve as a crucial part of the public infrastructure and also our social responsibilities. With such recognition, we undertake business operations that contribute to the steady development of Japan and the rest of the world, and endeavor, as a good corporate citizen, to make a positive contribution to society.
- Free and Active Business Environment
  We intend to be a financial services complex for which all officers and other employees work proudly and with great spirit.
  For this purpose, we respect people, and train and produce employees with professional knowledge and ability, thereby creating a free and active business environment.
- Compliance
  We intend to be a financial services complex that always keeps in mind the importance of compliance.
  For this purpose, we constantly reflect our awareness of these Business Ethics in our business activities. In addition, we respond promptly to directives from auditors and inspectors. Through these actions, we observe all laws and regulations, and uphold moral standards in our business practices.

(2) Corporate Committees and Internal Control System

<<Directors>>

SMFG employs the corporate auditor system consisting of eight directors and five auditors, and two of the directors and three of the auditors are from outside SMFG and its Group companies as of September 30, 2005. To ensure that our business is conducted according to law, the outside directors are a certified public accountant and a lawyer.

<<Board of Directors>>

The Board of Directors basically meets once a month. The Chairman of the Board, not the President who oversee the overall operation of SMFG, chairs the Board meeting to achieve separation of duties. Moreover, there are four committees to supplement the Board's oversight functions: the Auditing Committee, Risk Management Committee, Compensation Committee, and the Nominating Committee. The outside directors are members of all the committees (one is the Chairman of the Auditing Committee and another is the Chairman of the Compensation Committee). This system allows supervision of our operations to be conducted from a suitably objective perspective.

- Auditing Committee (established on June 29, 2005, meets quarterly in principle)

Deliberates on groupwide risk management and compliance issues

- Compensation Committee (meets whenever necessary)
  Deliberates on remuneration of Board members and executive officers of SMFG and SMBC
  1. Issues related to remuneration, salaries, and incentive program
  2. Other remuneration issues
- Nominating Committee (meets whenever necessary)
  Deliberates on appointment of directors of SMFG and SMBC
  1. Issues related to the selection of candidates for Board directorships
  2. Issues related to the appointment of managing directors having specified management responsibilities, and issues related to the appointment of representative directors
  3. Other major personnel issues related to directors

<< Business Execution>>

SMFG has a Management Committee to act as the top decision-making body on business administration and management supervision of the entire group. The committee, composed of directors designated by the president of SMFG who acts as the committee chairman, considers important matters relating to the execution of business in accordance with the basic policies set by the Board and based on discussions held by the committee members. Furthermore, SMFG established an Internal Auditing Committee on June 29, 2005, to deliberate on internal auditing issues. The committee is headed by a Management Committee member.

In addition, SMFG also has a Group Strategy Committee to serve as a forum for the management staff of all group companies to exchange opinions and information on their respective business plans. Moreover, the directors in charge of group companies, Sumitomo Mitsui Card, SMBC Leasing and The Japan Research Institute, are appointed as part-time directors of their respective companies to supervise the proper conduct of business.

<< Management Monitoring Regime>>

SMFG has an Audit Department which is independent from the front-line departments. The Audit Department contributes to the optimal management of the group by conducting internal audits of each SMFG department to assess the appropriateness of group business operations and soundness of assets, as well as verifying that the Group's internal control system, including compliance and risk management, is appropriate and effective. The Audit Department is also responsible for supervising internal audits at each group company. It reviews the internal audit system of each company by monitoring the company's internal audits on a regular basis, and audits the company, if necessary. The results of the audits are periodically reported to an Internal Auditing Committee and the Auditing Committee, and the issues deliberated by the Audit Committee are reported to the Board of Directors.

The Audit Department conducts risk-based audits based on the auditing methods which are in line with the auditing standards of The Institute of Internal Auditors (IIA)*, a global organization for internal auditors, and supervises group companies to conduct audits in the same manner. As of September 30, 2005, the department had a staff of twenty-three, including seven employees of SMBC and one employee of The Japan Research Institute working concurrently.

The auditors ensure the proper business conduct of SMFG and the subsidiaries by attending the Board of Directors' meetings and other important meetings at which the directors and others present business reports, and by obtaining reports from the internal audit departments, subsidiaries and outside auditors. Moreover, the Audit Department, auditors and CPAs exchange information whenever necessary and strengthen cooperation in order to conduct audits properly.

* IIA was established in 1941 in the U.S.A. to improve expertise of internal auditors and to establish the internal auditor profession. Besides researching and developing internal audit theories and practices, IIA conducts examinations and certifies Certified Internal Auditors.

<<Accounting Auditor>>

SMFG has an audit contract with KPMG AZSA and Co. Names of the certified public accountants in charge of conducting accounting audits of SMFG and the number of their assistants are as follows:

- Name of certified public accountants in charge of accounting audits
  Designated partners, engagement partners: Masanori Sato, Hiroshi Numano and Hiroyuki Takanami *
  * They have each been auditing SMFG's financial statements for less than seven years.
- Assistants
  Twelve certified public accountants and twelve junior accountants

<<Compliance>>

Compliance is an important groupwide management objective, and SMFG have implemented the following compliance system to ensure sound and appropriate business management by SMFG and our group companies.

- The Board of Directors and Management Committee

  The Board of Directors and Management Committee make important decisions concerning compliance policy, review the progress of those measures taken in connection with ensuring compliance, and give instructions concerning these matters as appropriate.

- The Compliance Committee

  SMFG set up the Compliance Committee to reinforce the groupwide compliance system. The committee comprises the designated Board member responsible for compliance issues, the heads of departments involved with compliance matters, and advisors from outside the group.

<<Corporate Social Responsibility Initiatives>>

"Group CSR Committee" was established on April 1, 2005 to strengthen our CSR initiatives. Chaired by the director in charge of the Corporate Planning Department, the committee deliberates on matters of groupwide CSR activities, including social contribution and environmental preservation initiatives.

<<Disclosure>>

"Disclosure Committee" was established on May 2, 2005 to support our timely and proper disclosure. Chaired by the director in charge of the Financial Accounting Department, the committee deliberates on the accuracy of disclosure and the effectiveness of and measures for improving internal control.

(3) Human, Financial, Commercial and Other Relationships between SMFG and Outside Directors and Auditors

The outside directors, Mr.Yoshiaki Yamauchi, a CPA, and Mr.Yoichiro Yamakawa, a lawyer, have no material interests with SMFG.

The outside auditor Mr.Katsuya Onishi, a lawyer, has no material interests with SMFG.

The outside auditors, Mr. Hiroshi Araki, the Advisor of Tokyo Electric Power Company, and Mr. Ikuo Uno, the Chairman of Nippon Life Insurance Company, have no material interests with SMFG.

SMFG and group companies have ordinary commercial relationships between Tokyo Electric Power Company and Nippon Life Insurance Company.

(4) Initiatives Taken during the Term (the first half of fiscal 2005) for Improving Corporate Governance

In the first half of fiscal 2005, the Board of Directors convened nine times and deliberated on important issues regarding business administration of SMFG and its subsidiaries. Meanwhile, the Auditing Committee, Compensation Committee, and Nominating Committee – subcommittees of the Board of Directors – convened once, twice and twice, respectively, and deliberated on issues entrusted to them and reported the results to the Board of Directors.

The Management Committee convened 17 times and deliberated on business execution and administration issues, and the Group Strategy Committee convened once to exchange opinions, deliberate and report on business execution of SMFG and group companies.

The Auditing Committee convened and deliberated on auditing policies and plans. In accordance with the auditing policies and plans, the auditors audited the directors on execution of their duties through attending the Board of Directors meetings and other important meetings, and inspecting businesses and properties

Moreover, the Internal Auditing Committee, a part of the Management Committee, convened once to receive reports on internal audit results from the Audit Department.

Also, the Group CSR Committee convened once and deliberated on CSR activity issues. The Disclosure Committee convened eight times and deliberated on disclosure issues during the term.



Shareholders' meeting
Independent Auditor
Legal Advisors from Outside the Group
SMFG
Management/Supervision
Board of Directors (Eight)
Auditing Committee
(Chairman: Outside Director)
Risk Management Committee
Nominating Committee
Compensation Committee
(Chairman: Outside Director)
Outside Directors (Two)
Corporate Auditors/ Board of Corporate Auditors (Five)
Outside Corporate Auditors (Three)
Office of Corporate Auditors
Business Administration
Management Committee
Internal Auditing Committee
Group Strategy Committee
Compliance Committee
Join
Group CSR Committee
Disclosure Committee
Public Relations Dept.
Corporate Planning Dept.
Investor Relations Dept.
Financial Accounting Dept.
Subsidiaries and Affiliates Dept.
Consumer Business Planning Dept.
IT Plannning Dept.
Human Resource Dept.
General Affairs Dept.
Corporate Risk Manage-ment Dept.
Audit Dept.
Oversight/internal

8. Parent company

SMFG has no parent company.

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Six Months Ended September 30, 2005

(1) Operating Results

In the first half of fiscal 2005, SMFG took various measures in the strategic business fields and endeavored to strengthen profitability in order to "secure a solid profit level."

Ordinary income decreased 1.1% to 1,757.8 billion yen as a result of decreases in other income and trading profits, although interest income, fees and commissions and other operating income increased. Ordinary expenses decreased considerably (22.2%) to 1,294.1 billion yen even though interest expenses increased. This was a result of huge decreases in other expenses resulting from additional provisioning for possible loan losses executed in the first half of fiscal 2004 in order to further prepare for future credit risks.

As a result, Ordinary profit and Net income (after adjusting extraordinary gains/losses and other factors) amounted to 463.7 billion yen and 392.3 billion yen, respectively.

(2) Assets and Liabilities

Deposits amounted to 69,242.5 billion yen, an increase of 767.6 billion yen from the previous fiscal year-end and Negotiable certificates of deposit amounted to 2,529.7 billion yen, a decrease of 183.4 billion yen.

Loans and bills discounted amounted to 56,095.0 billion yen, an increase of 1,295.2 billion yen.

Total assets amounted to 102,233.8 billion yen, an increase of 2,501.9 billion yen.

(3) Stockholders' Equity

Stockholders' equity increased by 486.6 billion yen from the previous fiscal year-end to 3,262.3 billion yen, mainly due to recording of net income and increase in net unrealized gains on other securities.

(4) Cash Flows

SMFG used 952.7 billion yen of "Cash flows from operating activities," generated 888.2 billion yen of "Cash flows from investing activities" and generated 171.5 billion yen of "Cash flows from financing activities."

Consequently, Cash and cash equivalents amounted to 3,039.5 billion yen.

(5) Segment Information

The breakdown of Ordinary income before elimination of internal transactions is as follows:

By business

Ordinary income

Banking business	64%	(down 1 point from the previous interim term)
Leasing business	20%	(up 1 point)
Other business	16%	(up 0 point)

By country

Ordinary income

Japan	88%	(down 3 points from the previous interim term)
The Americas	5%	(up 1 point)
Europe	3%	(up 1 point)
Asia and Oceania	4%	(up 1 point)

(6) Capital Ratio (preliminary)

Capital ratio was 11.00% on a consolidated basis.

2. Earnings and Dividend Forecasts for the Fiscal Year Ending March 31, 2006

(1) Earnings Forecast

In fiscal 2005, SMFG will enhance group profitability by strengthening businesses and further promoting collaboration among the group companies in order to "secure a solid profit level."

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are expected to amount to 3,500 billion yen, 850 billion yen, and 550 billion yen, respectively.

On a non-consolidated basis, Operating income, Ordinary profit and Net income are expected to amount to 54 billion yen, 48 billion yen, and 70 billion yen, respectively.

(2) Dividend Forecast

SMFG will pay the following fiscal year-end dividends on common stock and preferred stock according to the level of retained earnings. SMFG will not pay interim dividends.

Common stock	3,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (1st series type 6)	88,500 yen per share

* The dividend forecast remains unchanged from the previous forecast announced in May 2005.

3. Risk Factors

Principal risk factors that could materially affect SMFG's operating results and financial position are as follows. SMFG takes necessary measures to prevent such events from occurring, and responds quickly and appropriately when such events do occur.

- Risk related to increase in non-performing loans and credit costs
- Risk related to equity portfolio
- Risk related to trading business and holding bonds
- Risk related to foreign currency exchange rate
- Risk related to decline in capital ratio
- Risk related to downgrade in SMFG group's debt ratings
- Risk related to failure of SMFG's strategy
- Risk related to failure of joint venture, alliance, merger and acquisition
- Risk related to regulatory amendment of laws, rules and accounting rules etc.

(Note) SMFG recognizes the risk factors shown above on November 22, 2005.

IV. Interim Consolidated Financial Statements

Significant Accounting Policies for Interim Consolidated Financial Statements

1. Scope of consolidation

(1) Consolidated subsidiaries   166 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
Kansai Urban Banking Corporation
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Service Co., Ltd.
SMBC Friend Securities Co., Ltd.
The Japan Research Institute, Limited
SMBC Capital Markets, Inc.

From this interim term, nine companies including NS Capital Co., Ltd. were newly consolidated due to establishment and other reason.

From this interim term, four companies including WAKASHIO OFFICE SERVICE Co., Ltd. were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation and other reason. From this interim term, six companies including SMLC CENTAURUS CO., LTD. became unconsolidated subsidiaries that are not accounted for by the equity method because they became silent partnerships for lease transactions.

(2) Unconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Total assets, ordinary income, net income and retained earnings of other unconsolidated subsidiaries have no material impact on the consolidated financial statements.

2. Application of the equity method

(1) Unconsolidated subsidiaries accounted for by the equity method   3 companies

Principal company

SBCS Co., Ltd.

From this interim term, SBL Holdings Limited was excluded from the scope of unconsolidated subsidiaries accounted for by the equity method because it was no longer a subsidiary due to liquidation.

(2) Affiliates accounted for by the equity method   56 companies

Principal companies

Promise Co., Ltd.
Daiwa Securities SMBC Co. Ltd.
NIF Ventures Co., Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

From this interim term, eight companies including NIF Ventures Co., Ltd. newly became affiliated companies accounted for by the equity method due to acquirement of shares.

(3) Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method

One hundred and twenty-one subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they are not treated as affiliated companies accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Interim Consolidated Financial Statements Regulations.

Net income and retained earnings of other unconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no material impact on the consolidated financial statements.

3. The interim balance sheet dates of consolidated subsidiaries

(1) The interim balance sheet dates of the consolidated subsidiaries are as follows:

March 31	5	companies
April 30	1	company
June 30	68	companies
July 31	3	companies
September 30	89	companies

(2) As for the companies whose interim balance sheet dates are March 31 and April 30, the accounts are provisionally closed for the purpose of consolidation as of September 30 and July 31, respectively. The other companies are consolidated on the basis of their respective interim balance sheet dates.

A consolidated subsidiary (established in July 2005) whose interim balance sheet date is June 30 is consolidated after the accounts were provisionally closed as of September 30 for the purpose of consolidation.

Appropriate adjustments are made for material transactions during the periods from their respective balance sheet dates to the interim consolidated balance sheet date.

4. Accounting policies

Please refer to the "Notes to Interim Consolidated Balance Sheet" and "Notes to Interim Consolidated Statement of Income."

5. Scope of "Cash and cash equivalents" on Interim Consolidated Statements of Cash Flows

Please refer to the "Notes to Interim Consolidated Statement of Cash Flows."

INTERIM CONSOLIDATED BALANCE SHEET

September 30, 2005	(Millions of yen)
Assets:	
Cash and due from banks	5,076,696
Call loans and bills bought	789,440
Receivables under resale agreements	138,675
Receivables under securities borrowing transactions	2,165,749
Commercial paper and other debt purchased	612,330
Trading assets	3,627,610
Money held in trust	811
Securities	23,579,596
Loans and bills discounted	56,095,034
Foreign exchanges	892,413
Other assets	3,348,723
Premises and equipment	807,079
Lease assets	1,005,761
Deferred tax assets	1,414,656
Goodwill	9,408
Customers' liabilities for acceptances and guarantees	3,707,061
Reserve for possible loan losses	(1,037,217)
Total assets	**102,233,832**
Liabilities:	
Deposits	69,242,541
Negotiable certificates of deposit	2,529,775
Call money and bills sold	6,137,278
Payables under repurchase agreements	508,598
Payables under securities lending transactions	3,651,048
Commercial paper	7,500
Trading liabilities	1,786,166
Borrowed money	2,087,187
Foreign exchanges	433,654
Short-term bonds	460,500
Bonds	4,329,026
Due to trust account	42,260
Other liabilities	2,817,197
Reserve for employee bonuses	22,018
Reserve for employee retirement benefits	35,893
Reserve for expenses related to EXPO 2005 Japan	284
Other reserves	1,092
Deferred tax liabilities	47,422
Deferred tax liabilities for land revaluation	50,466
Acceptances and guarantees	3,707,061
Total liabilities	**97,896,973**
Minority interests	**1,074,517**
Stockholders' equity:	
Capital stock	1,352,651
Capital surplus	974,349
Retained earnings	697,905
Land revaluation excess	37,839
Net unrealized gains on other securities	533,070
Foreign currency translation adjustments	(62,640)
Treasury stock	(270,834)
Total stockholders' equity	**3,262,340**
Total liabilities, minority interests and stockholders' equity	**102,233,832**

Notes to Interim Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in "Trading assets" or "Trading liabilities" on the interim consolidated balance sheet on a trade date basis.
Securities and monetary claims purchased for trading purposes are stated at the interim term-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated interim balance sheet date.

3. Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method.
Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as "other securities" (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the interim term, and bonds and others that have market prices are carried at their interim term-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no available market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in "Stockholders' equity," after deducting the amount that is reflected in the interim term's earnings by applying fair value hedge accounting.

4. Securities included in money held in trust are carried in the same method as in Notes 2 and 3.

5. Derivative transactions, excluding those classified as trading derivatives, are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with their local accounting standards.

6. Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation (SMBC) are depreciated using the straight-line method for premises and the declining-balance method for equipment. They calculated the depreciation cost for the interim term by proportionally allocating the estimated annual cost to the interim term. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated interim balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

9. Reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.
For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ("bankrupt borrowers") or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ("effectively bankrupt borrowers"), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.
For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy ("potentially bankrupt borrowers"), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.
Discounted Cash Flows (DCF) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as "Past due loans (3 months or more)" or "Restructured loans," whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 1,367,602 million yen.

10. Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to this interim term.

11. Reserve for employee retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at interim term-end, based on the projected retirement benefit obligation and the fair value of plan assets at this fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

12. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same method as operating leases.

13. As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting or fair value hedge accounting.

SMBC applies deferred hedge accounting stipulated in "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.24) to portfolio hedges of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also basically applies deferred hedge accounting. But, SMBC applies fair value hedge accounting to hedging transactions for reducing the market volatility of bonds classified as other securities that are held for the purpose of Asset and Liability Management.

As a result of the application of JICPA Industry Audit Committee Report No.24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using "macro hedge," which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Audit Committee Report No.15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to "Interest income" or "Interest expenses" over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At this interim term-end, gross amounts of deferred hedge losses and gains on "macro hedge" were 146,070 million yen and 119,788 million yen, respectively.

14. SMBC applies deferred hedge accounting stipulated in "Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry" (JICPA Industry Audit Committee Report No.25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No.25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

15. As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict hedging criteria for transactions with third parties stipulated in JICPA Industry Audit Committee Report No.24 and No.25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or the short-cut method (exceptional treatment for interest rate swaps). A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry" (JICPA Industry Audit Committee Report No.19).

16. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

17. SMBC accounts for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" as "Reserve for expenses related to EXPO 2005 Japan." This reserve is stipulated in Article 43 of the Ordinance of the Commercial Code and includes the reserve that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

18. Other reserves required by special laws are reserve for contingent liabilities from financial futures transactions in accordance with Article 81 of the Financial Futures Transaction Law of 18 million yen, and reserve for contingent liabilities from securities transactions in accordance with Article 51 of the Securities and Exchange Law of 1,074 million yen.

19. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets amounted to 537,597 million yen and 1,553,475 million yen, respectively.

20. Bankrupt loans and Non-accrual loans were 89,680 million yen and 1,084,678 million yen, respectively.
"Bankrupt loans" are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons. "Non-accrual loans" are loans on which accrued interest income is not recognized, excluding "Bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

21. Past due loans (3 months or more) totaled 53,845 million yen.
"Past due loans (3 months or more)" are loans on which the principal or interest is past due for three months or more, excluding "Bankrupt loans" and "Non-accrual loans."

22. Restructured loans totaled 560,295 million yen.
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "Bankrupt loans," "Non-accrual loans" and "Past due loans (3 months or more)."

23. The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,788,499 million yen.
The amounts of loans presented in Notes 20 to 23 above are the amounts before deduction of reserve for possible loan losses.

24. Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 863,193 million yen, and bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought that were rediscounted by the banking subsidiaries accounted for 881 million yen of the total amount.

25. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged as collateral	
Cash and due from banks	85,183
Trading assets	326,547
Securities	8,202,692
Loans and bills discounted	1,707,149
Other assets (installment account receivable etc.)	1,206
Liabilities corresponding to assets pledged as collateral	
Deposits	13,599
Call money and bills sold	5,279,499
Payables under repurchase agreements	498,622
Payables under securities lending transactions	3,443,828
Trading liabilities	190,640
Borrowed money	14,675
Other liabilities	20,808

In addition, Cash and due from banks of 5,919 million yen, Trading assets of 495,451 million yen, Securities of 4,107,162 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.
Premises and equipment include surety deposits and intangible of 98,602 million yen, and Other assets include initial margins of futures markets of 8,099 million yen.

26. Net amount of deferred unrealized gains (losses) on hedging instruments to which deferred hedge accounting is applied is reported as deferred losses on hedge and is included in "Other assets." Gross deferred unrealized losses and gains on hedging instruments were 465,676 million yen and 351,915 million yen, respectively.

27. SMBC revaluated its own land for business activities in accordance with the "Law Concerning Land Revaluation" (the "Law") effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponding to the net unrealized gains are deferred and reported in "Liabilities" as "Deferred tax liabilities for land revaluation," and the net unrealized gains, net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."
Certain other consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponding to the net unrealized gains (losses) are deferred and reported in "Liabilities" or "Assets" as "Deferred tax liabilities for land revaluation" or "Deferred tax assets for land revaluation," and the net unrealized gains (losses), net of deferred taxes, are reported as "Land revaluation excess" in "Stockholders' equity."
Date of the revaluation
SMBC:
March 31, 1998 and March 31, 2002
Certain other consolidated subsidiaries:
March 31, 1999 and March 31, 2002
Method of revaluation (stipulated in Article 3-3 of the Law)
SMBC:
Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law Concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.
Certain other consolidated subsidiaries:
Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

28. The balance of subordinated debt included in "Borrowed money" was 685,500 million yen.

29. The balance of subordinated bonds included in "Bonds" was 2,125,016 million yen.

30. Stockholders' equity per share was 261,250.37 yen.

31. Market value and unrealized gains (losses) on securities are shown as below:
The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on trust such as receivables classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet. This definition is applied up to Notes 34.

(1) Securities classified as trading purposes

As of September 30, 2005	(Millions of yen)
Interim consolidated balance sheet amount	1,589,914
Valuations gains (losses) included in the earnings for the interim term	(1,296)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	659,835	653,970	(5,865)	948	6,813
Japanese local government bonds	58,545	57,397	(1,148)	–	1,148
Japanese corporate bonds	69,747	68,907	(840)	–	840
Other	27,678	28,120	441	441	–
Total	815,806	808,394	(7,411)	1,390	8,802

(3) Other securities with market value

As of September 30, 2005	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses (Millions of yen)
Stocks	1,904,528	2,897,259	992,730	1,031,519	38,788
Bonds	12,400,547	12,317,414	(83,132)	4,822	87,955
Japanese government bonds	10,723,139	10,649,794	(73,345)	1,207	74,552
Japanese local government bonds	540,423	534,633	(5,790)	939	6,729
Japanese corporate bonds	1,136,983	1,132,986	(3,997)	2,676	6,673
Other	3,878,943	3,866,998	(11,944)	34,002	45,947
Total	18,184,018	19,081,672	897,653	1,070,345	172,691

Net unrealized gains on other securities shown above include losses of 557 million yen that is recognized in this interim term's earnings by applying fair value hedge accounting and valuation losses of 400 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately. As a result of these two factors, the amount to be recorded in stockholders' equity is 898,610 million yen.

"Net unrealized gains on other securities" includes 532,930 million yen which is the sum of the following items:

			(Millions of yen)
	Net unrealized gains to be included in stockholders' equity, as a result of applying fair value hedge accounting and excluding the embedded financial derivatives	(a)	898,610
(−)	Deferred tax liabilities	(b)	364,295
	(c) = (a) − (b)		534,315
(−)	Minority interests corresponding to (c)		10,029
(+)	SMFG's interests of net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method		8,645
	Total		532,930

Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for this interim term. Valuation loss for this interim term was 212 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

32. The amount of other securities sold during the interim term is as follows:

Six months ended September 30, 2005 (Millions of yen)

Sales amount	Gains on sales	Losses on sales
24,077,266	88,639	13,991

33. Summary information on securities with no available market value is as follows:

As of September 30, 2005	(Millions of yen) Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,531
Other	5,271
Other securities	
Unlisted stocks (excluding OTC stocks)	417,028
Unlisted bonds	2,264,800
Unlisted foreign securities	425,527
Other	267,941

34. Redemption schedule of other securities with maturities and held-to-maturity bonds is as follows:

As of September 30, 2005	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	(Millions of yen) After 10 years
Bonds	2,338,479	7,357,651	2,618,161	3,056,053
Japanese government bonds	1,968,207	4,729,637	1,621,591	2,990,192
Japanese local government bonds	26,564	277,662	288,476	475
Japanese corporate bonds	343,707	2,350,350	708,093	65,385
Other	453,001	2,087,818	565,488	802,079
Total	2,791,480	9,445,469	3,183,649	3,858,132

35. Information on money held in trust is as follows:

Other money held in trust

As of September 30, 2005 (Millions of yen)

Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
602	811	209	209	–

Net unrealized gains on other money held in trust of 124 million yen (after deducting 85 million yen in deferred tax liabilities from the above 209 million yen in net unrealized gains) are included in "Net unrealized gains on other securities."

36. "Japanese government bonds" as a sub-account of "Securities" include 9,921 million yen of unsecured loaned securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which SMBC has the right to sell or pledge and the securities which SMBC purchased under resale agreements, that are permitted to be sold or pledged without restrictions, 2,002,583 million yen of securities are pledged, and 217,437 million yen of securities are held in hand as of the interim consolidated balance sheet date.

37. Commitment line contracts on overdrafts and loans are agreements to lend to customers up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 37,859,678 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 33,042,642 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers' financial positions, revising contracts when need arises and securing claims after contracts are made.

38. Effective April 1, 2005, SMFG applied "Accounting Standards for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No.6, issued on October 31, 2003). As a result, net income before income taxes decreased by 9,997 million yen compared with the former method.

In the banking industry, fixed assets are stated at cost less accumulated depreciation pursuant to the Enforcement Ordinance of the Banking Law. Accumulated impairment loss is also deducted from the book value of each asset.

INTERIM CONSOLIDATED STATEMENT OF INCOME

Six months ended September 30, 2005	(Millions of yen)
Ordinary income	
Interest income:	769,316
Interest on loans and discounts	588,151
Interest and dividends on securities	120,932
Trust fees	4,285
Fees and commissions	327,875
Trading profits	12,448
Other operating income	576,540
Other income	67,412
Total ordinary income	**1,757,879**
Ordinary expenses	
Interest expenses:	215,601
Interest on deposits	114,236
Fees and commissions	49,167
Trading losses	189
Other operating expenses	403,592
General and administrative expenses	421,626
Other expenses	203,933
Total ordinary expenses	**1,294,111**
Ordinary profit	**463,768**
Extraordinary gains	**61,397**
Extraordinary losses	**13,872**
Income before income taxes and minority interests	**511,293**
Income taxes:	
Current	32,367
Deferred	60,672
Minority interests in net income	**25,925**
Net income	**392,327**

Notes to Interim Consolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Net income per share is 57,635.51 yen.

3. Net income per share (diluted) is 44,223.66 yen.

4. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as "Trading profits" and "Trading losses." Both accounts include interest received or paid during the interim term. The valuation differences of securities and money claims between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and this interim term-end are also recorded in the above-mentioned accounts.

5. Standards for recognizing lease-related income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.
   (2) Recognition of income and expenses on installment sales
   Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

6. "Other income" includes gains on sales of stocks and other securities of 46,383 million yen.

7. "Other expenses" includes provision for reserve for possible loan losses of 104,118 million yen, write-off of loans of 42,681 million yen and losses on delinquent loans sold of 29,725 million yen.

8. "Extraordinary gains" includes gains on sale of a subsidiary's shares and change in equity of the subsidiary of 57,509 million yen and gains on disposal of fixed assets of 3,514 million yen.

9. "Extraordinary losses" includes losses on impairment of fixed assets of 10,580 million yen and losses on disposal of premises and equipment of 3,239 million yen.

10. The difference between the recoverable amount and the book value of the following assets is recognized as "Losses on impairment of fixed assets" and included in "Extraordinary losses" in this interim term.

(Millions of yen)

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Idle assets	41 items	Land and premises etc.	4,388
Kinki area	Branches	12 branches	Land and premises etc.	3,985
	Idle assets	23 items		1,966
Other	Idle assets	13 items	Land and premises etc.	240

At the consolidated subsidiary, SMBC, every branch, which continuously manages and determines income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss. Fixed assets which do not have identifiable cash flows (such as corporate headquarters facilities, training institutes, business and system centers, and health and recreational facilities) are grouped with other assets. As for idle assets, impairment loss on each asset is measured individually. At other consolidated subsidiaries, a branch is generally considered as the smallest grouping unit.

On assets which investments are not expected to be recovered, this interim term, SMBC and other consolidated subsidiaries reduced the carrying amounts of idle assets, in the case of SMBC, and those of idle assets and branches, in the case of SMFG and other consolidated subsidiaries, to their recoverable amounts and recognized the relevant losses as "losses on impairment of fixed assets," which is included in "Extraordinary losses."

Recoverable amounts of some of the branches are calculated based on future cash flows using a discount rate of 5-6%. Recoverable amounts of other assets are calculated using net realizable value which is based on appraisal value in accordance with the Real Estate Appraisal Standard less the expected sale costs.

INTERIM CONSOLIDATED STATEMENT OF CAPITAL SURPLUS AND RETAINED EARNINGS

Six months ended September 30, 2005	(Millions of yen)
Capital surplus	
Capital surplus at beginning of year	974,346
Increase of capital surplus	2
Gains on disposal of treasury stock	2
Capital surplus at end of interim term	974,349
Retained earnings	
Retained earnings at beginning of year	329,963
Increase of retained earnings	412,337
Net income	392,327
Increase due to increase of consolidated subsidiaries	2
Increase due to decrease of consolidated subsidiaries	6
Increase due to transfer of land revaluation excess	20,001
Decrease of retained earnings	44,396
Dividends paid	44,389
Decrease due to increase of consolidated subsidiaries	2
Decrease due to decrease of consolidated subsidiaries	4
Retained earnings at end of interim term	697,905

(Note) Amounts less than one million yen have been omitted.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Six months ended September 30, 2005	(Millions of yen)
1. Cash flows from operating activities:	
Income before income taxes and minority interests	511,293
Depreciation of premises, equipment and others	40,218
Depreciation of lease assets	166,592
Losses on impairment of fixed assets	10,580
Amortization of goodwill	3,469
Equity in earnings of affiliates	(14,081)
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(60,192)
Net change in reserve for possible loan losses	(238,154)
Net change in reserve for employee bonuses	(1,857)
Net change in reserve for employee retirement benefits	1,101
Net change in reserve for expenses related to EXPO 2005 Japan	53
Interest income	(769,316)
Interest expenses	215,601
Net (gains) losses on securities	(64,257)
Net (gains) losses from money held in trust	(13)
Net exchange (gains) losses	(62,513)
Net (gains) losses from disposal of premises and equipment	(275)
Net (gains) losses from disposal of lease assets	(666)
Net change in trading assets	163,674
Net change in trading liabilities	(347,755)
Net change in loans and bills discounted	(1,213,748)
Net change in deposits	688,527
Net change in negotiable certificates of deposit	(186,912)
Net change in borrowed money (excluding subordinated debt)	(13,469)
Net change in deposits with banks	55,542
Net change in call loans, bills bought, receivables under resale agreements, and commercial paper and other debt purchased	200,494
Net change in receivables under securities borrowing transactions	(1,597,409)
Net change in call money, bills sold and payables under repurchase agreements	1,262,966
Net change in commercial paper	(366,600)
Net change in payables under securities lending transactions	(216,953)
Net change in foreign exchanges (assets)	6,635
Net change in foreign exchanges (liabilities)	(45,233)
Net change in short-term bonds (liabilities)	459,500
Issuance and redemption of bonds (excluding subordinated bonds)	(269,880)
Net change in due to trust account	(8,196)
Interest received	803,273
Interest paid	(208,281)
Other, net	129,264
Subtotal	**(966,978)**
Income taxes paid	14,248
Net cash used in operating activities	**(952,729)**
2. Cash flows from investing activities:	
Purchases of securities	(29,777,298)
Proceeds from sale of securities	24,077,266
Proceeds from maturity of securities	6,696,817
Purchases of money held in trust	(750)
Proceeds from sale of money held in trust	3,789
Purchases of premises and equipment	(13,389)
Proceeds from sale of premises and equipment	11,107
Purchases of lease assets	(192,899)
Proceeds from sale of lease assets	28,661
Proceeds from sale of stocks of subsidiaries	54,937
Net cash provided by investing activities	**888,242**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	33,000
Repayment of subordinated debt	(82,343)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	408,038
Repayment of subordinated bonds and bonds with stock acquisition rights	(162,800)
Dividends paid	(44,355)
Proceeds from minority stockholders	48,025
Dividends paid to minority stockholders	(27,034)
Purchases of treasury stock	(1,001)
Proceeds from sale of treasury stock	26
Net cash provided by financing activities	**171,555**
4. Effect of exchange rate changes on cash and cash equivalents	**1,794**
5. Net change in cash and cash equivalents	**108,861**
6. Cash and cash equivalents at beginning of year	**2,030,645**

Notes to Interim Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the interim consolidated statement of cash flows, "Cash and cash equivalents" are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of "Cash and due from banks" of the interim consolidated balance sheet to "Cash and cash equivalents" at the interim term-end is as follows:

September 30, 2005	(Millions of yen)
Cash and due from banks	5,076,696
Interest-earning deposits	(2,037,189)
Cash and cash equivalents	3,039,507

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

(Millions of yen)

	September 30			March 31	
	2005	2004	Difference	2005	Difference
September 30, 2005 and 2004, and March 31, 2005	(A)	(B)	(A-B)	(C)	(A-C)
Assets:					
Cash and due from banks	5,076,696	5,846,400	(769,704)	4,989,814	86,882
Call loans and bills bought	789,440	406,571	382,869	1,004,512	(215,072)
Receivables under resale agreements	138,675	125,306	13,369	124,856	13,819
Receivables under securities borrowing transactions	2,165,749	1,621,384	544,365	568,340	1,597,409
Commercial paper and other debt purchased	612,330	521,454	90,876	606,032	6,298
Trading assets	3,627,610	3,274,740	352,870	3,769,073	(141,463)
Money held in trust	811	3,783	(2,972)	3,832	(3,021)
Securities	23,579,596	24,073,122	(493,526)	24,233,701	(654,105)
Loans and bills discounted	56,095,034	55,422,034	673,000	54,799,805	1,295,229
Foreign exchanges	892,413	964,066	(71,653)	895,586	(3,173)
Other assets	3,348,723	2,919,297	429,426	3,110,454	238,269
Premises and equipment	807,079	946,685	(139,606)	836,053	(28,974)
Lease assets	1,005,761	991,190	14,571	1,007,015	(1,254)
Deferred tax assets	1,414,656	1,743,246	(328,590)	1,598,158	(183,502)
Deferred tax assets for land revaluation	–	75	(75)	–	–
Goodwill	9,408	17,544	(8,136)	13,381	(3,973)
Customers' liabilities for acceptances and guarantees	3,707,061	3,399,727	307,334	3,444,799	262,262
Reserve for possible loan losses	(1,037,217)	(1,222,391)	185,174	(1,273,560)	236,343
Total assets	**102,233,832**	**101,054,242**	**1,179,590**	**99,731,858**	**2,501,974**
Liabilities:					
Deposits	69,242,541	67,619,961	1,622,580	68,474,861	767,680
Negotiable certificates of deposit	2,529,775	3,038,333	(508,558)	2,713,270	(183,495)
Call money and bills sold	6,137,278	4,823,293	1,313,985	4,971,462	1,165,816
Payables under repurchase agreements	508,598	720,461	(211,863)	405,671	102,927
Payables under securities lending transactions	3,651,048	4,602,167	(951,119)	3,868,001	(216,953)
Commercial paper	7,500	352,000	(344,500)	374,100	(366,600)
Trading liabilities	1,786,166	1,780,073	6,093	2,110,473	(324,307)
Borrowed money	2,087,187	2,213,432	(126,245)	2,142,873	(55,686)
Foreign exchanges	433,654	533,545	(99,891)	478,482	(44,828)
Short-term bonds	460,500	–	460,500	1,000	459,500
Bonds	4,329,026	4,480,668	(151,642)	4,339,497	(10,471)
Due to trust account	42,260	42,202	58	50,457	(8,197)
Other liabilities	2,817,197	3,250,878	(433,681)	2,363,786	453,411
Reserve for employee bonuses	22,018	21,548	470	23,816	(1,798)
Reserve for employee retirement benefits	35,893	31,282	4,611	34,792	1,101
Reserve for expenses related to EXPO 2005 Japan	284	172	112	231	53
Other reserves	1,092	1,093	(1)	1,093	(1)
Deferred tax liabilities	47,422	46,821	601	45,259	2,163
Deferred tax liabilities for land revaluation	50,466	58,100	(7,634)	90,994	(40,528)
Acceptances and guarantees	3,707,061	3,399,727	307,334	3,444,799	262,262
Total liabilities	**97,896,973**	**97,015,765**	**881,208**	**95,934,927**	**1,962,046**
Minority interests	**1,074,517**	**1,017,565**	**56,952**	**1,021,203**	**53,314**
Total stockholders' equity	**3,262,340**	**3,020,911**	**241,429**	**2,775,728**	**486,612**
Total liabilities, minority interests and stockholders' equity	**102,233,832**	**101,054,242**	**1,179,590**	**99,731,858**	**2,501,974**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

(Millions of yen)

Six months ended September 30, 2005 and 2004, and Year ended March 31, 2005	Six months ended September 30 2005 (A)	Six months ended September 30 2004 (B)	Difference (A-B)	Year ended March 31 2005
Ordinary income	**1,757,879**	**1,778,173**	**(20,294)**	**3,580,796**
Interest income:	769,316	752,495	16,821	1,521,728
Interest on loans and discounts	588,151	567,082	21,069	1,145,653
Interest and dividends on securities	120,932	121,740	(808)	256,396
Trust fees	4,285	729	3,556	2,609
Fees and commissions	327,875	281,955	45,920	596,086
Trading profits	12,448	30,927	(18,479)	144,587
Other operating income	576,540	551,794	24,746	1,058,289
Other income	67,412	160,271	(92,859)	257,495
Ordinary expenses	**1,294,111**	**1,664,072**	**(369,961)**	**3,611,089**
Interest expenses:	215,601	156,704	58,897	350,385
Interest on deposits	114,236	52,872	61,364	131,498
Fees and commissions	49,167	46,575	2,592	79,976
Trading losses	189	605	(416)	199
Other operating expenses	403,592	394,061	9,531	867,748
General and administrative expenses	421,626	423,612	(1,986)	852,715
Other expenses	203,933	642,513	(438,580)	1,460,064
Ordinary profit (loss)	**463,768**	**114,100**	**349,668**	**(30,293)**
Extraordinary gains	**61,397**	**2,671**	**58,726**	**9,074**
Extraordinary losses	**13,872**	**20,056**	**(6,184)**	**87,316**
Income (loss) before income taxes and minority interests	**511,293**	**96,715**	**414,578**	**(108,535)**
Income taxes:				
Current	32,367	17,079	15,288	30,638
Refund	–	8,104	(8,104)	8,869
Deferred	60,672	5,277	55,395	52,912
Minority interests in net income (loss)	**25,925**	**29,090**	**(3,165)**	**50,983**
Net income (loss)	**392,327**	**53,372**	**338,955**	**(234,201)**

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (CONDENSED)

(Millions of yen)

Six months ended September 30, 2005 and 2004, and Year ended March 31, 2005	Six months ended September 30			Year ended March 31
	2005 (A)	2004 (B)	Difference (A-B)	2005
Capital surplus				
Capital surplus at beginning of year	974,346	865,282	109,064	865,282
Increase of capital surplus	2	1,588	(1,586)	109,064
Capital surplus at end of term (year)	974,349	866,870	107,479	974,346
Retained earnings				
Retained earnings at beginning of year	329,963	611,189	(281,226)	611,189
Increase of retained earnings	412,337	55,122	357,215	3,863
Decrease of retained earnings	44,396	53,873	(9,477)	285,088
Retained earnings at end of term (year)	697,905	612,438	85,467	329,963

(Note) Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

Six months ended September 30, 2005 and 2004, and Year ended March 31, 2005	Six months ended September 30 2005 (A)	2004 (B)	Difference (A-B)	Year ended March 31 2005
1. Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	511,293	96,715	414,578	(108,535)
Depreciation of premises, equipment and others	40,218	41,082	(864)	84,120
Depreciation of lease assets	166,592	168,782	(2,190)	340,777
Losses on impairment of fixed assets	10,580	-	10,580	-
Amortization of goodwill	3,469	4,280	(811)	10,017
Equity in earnings of affiliates	(14,081)	(12,893)	(1,188)	(27,142)
Gains on sale of subsidiaries' shares and gains on change in equity of subsidiary	(60,192)	-	(60,192)	-
Net change in reserve for possible loan losses	(238,154)	(200,035)	(38,119)	(140,104)
Net change in reserve for employee bonuses	(1,857)	(855)	(1,002)	1,497
Net change in reserve for employee retirement benefits	1,101	131,309	(130,208)	134,819
Net change in reserve for expenses related to EXPO 2005 Japan	53	55	(2)	114
Interest income	(769,316)	(752,495)	(16,821)	(1,521,728)
Interest expenses	215,601	156,704	58,897	350,385
Net (gains) losses on securities	(64,257)	(74,018)	9,761	102,784
Net (gains) losses from money held in trust	(13)	-	(13)	(0)
Net exchange (gains) losses	(62,513)	(172,849)	110,336	(105,603)
Net (gains) losses from disposal of premises and equipment	(275)	8,716	(8,991)	63,973
Net (gains) losses from disposal of lease assets	(666)	(1,143)	477	(3,345)
Net change in trading assets	163,674	37,897	125,777	(468,577)
Net change in trading liabilities	(347,755)	(98,289)	(249,466)	246,434
Net change in loans and bills discounted	(1,213,748)	(18,373)	(1,195,375)	468,339
Net change in deposits	688,527	2,245,859	(1,557,332)	3,137,797
Net change in negotiable certificates of deposit	(186,912)	(478,870)	291,958	(806,192)
Net change in borrowed money (excluding subordinated debt)	(13,469)	(142,894)	129,425	(180,888)
Net change in deposits with banks	55,542	(683,001)	738,543	(245,726)
Net change in call loans, bills bought, receivables under resale agreements, and commercial paper and other debt purchased	200,494	(59,546)	260,040	(743,218)
Net change in receivables under securities borrowing transactions	(1,597,409)	(612,055)	(985,354)	440,987
Net change in call money, bills sold and payables under repurchase agreements	1,262,966	(1,845,325)	3,108,291	(2,013,905)
Net change in commercial paper	(366,600)	69,300	(435,900)	91,400
Net change in payables under securities lending transactions	(216,953)	(1,344,179)	1,127,226	(2,078,345)
Net change in foreign exchanges (assets)	6,635	(219,887)	226,522	(151,254)
Net change in foreign exchanges (liabilities)	(45,233)	(39,119)	(6,114)	(94,405)
Net change in short-term bonds (liabilities)	459,500	-	459,500	1,000
Issuance and redemption of bonds (excluding subordinated bonds)	(269,880)	279,933	(549,813)	130,498
Net change in due to trust account	(8,196)	6,169	(14,365)	14,424
Interest received	803,273	797,421	5,852	1,553,995
Interest paid	(208,281)	(158,410)	(49,871)	(336,234)
Net change in payable on trading and securities contracts	-	-	-	(1,020,879)
Other, net	129,264	(332,096)	461,360	(350,488)
Subtotal	(966,978)	(3,202,113)	2,235,135	(3,223,208)
Income taxes paid	14,248	(28,614)	42,862	(56,914)
Net cash used in operating activities	(952,729)	(3,230,728)	2,277,999	(3,280,122)
2. Cash flows from investing activities:				
Purchases of securities	(29,777,298)	(21,283,083)	(8,494,215)	(46,309,832)
Proceeds from sale of securities	24,077,266	16,679,189	7,398,077	36,134,383
Proceeds from maturity of securities	6,696,817	7,674,230	(977,413)	13,118,211
Purchases of money held in trust	(750)	-	(750)	-
Proceeds from sale of money held in trust	3,789	0	3,789	0
Purchases of premises and equipment	(13,389)	(22,183)	8,794	(56,945)
Proceeds from sale of premises and equipment	11,107	28,080	(16,973)	93,474
Purchases of lease assets	(192,899)	(185,819)	(7,080)	(396,497)
Proceeds from sale of lease assets	28,661	18,991	9,670	43,702
Proceeds from sale of stocks of subsidiaries	54,937	-	54,937	-
Purchases of stocks of subsidiaries	-	(2,970)	2,970	(2,970)
Net cash provided by investing activities	888,242	2,906,435	(2,018,193)	2,623,525
3. Cash flows from financing activities:				
Proceeds from issuance of subordinated debt	33,000	20,000	13,000	36,000
Repayment of subordinated debt	(82,343)	(22,240)	(60,103)	(72,212)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	408,038	237,275	170,763	440,237
Repayment of subordinated bonds and bonds with stock acquisition rights	(162,800)	(48,000)	(114,800)	(234,983)
Proceeds from issuance of stocks	-	-	-	210,003
Dividends paid	(44,355)	(46,447)	2,092	(46,463)
Proceeds from minority stockholders	48,025	-	48,025	21,024
Dividends paid to minority stockholders	(27,034)	(26,171)	(863)	(39,457)
Purchases of treasury stock	(1,001)	(502)	(499)	(269,012)
Proceeds from sale of treasury stock	26	3,936	(3,910)	9,063
Net cash provided by financing activities	171,555	117,850	53,705	54,199
4. Effect of exchange rate changes on cash and cash equivalents	1,794	716	1,078	(378)
5. Net change in cash and cash equivalents	108,861	(205,726)	314,587	(602,776)
6. Cash and cash equivalents at beginning of year	2,930,645	3,529,479	(598,834)	3,529,479
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	-	3,941	(3,941)	3,941

V. SEGMENT INFORMATION

(1) Business segment information

Six months ended September 30, 2005 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	1,183,343	367,078	207,456	1,757,879	–	1,757,879
(2) Intersegment	20,798	9,443	97,699	127,940	(127,940)	–
Total	1,204,141	376,522	305,155	1,885,819	(127,940)	1,757,879
Ordinary expenses	824,108	355,085	228,575	1,407,770	(113,658)	1,294,111
Ordinary profit	380,033	21,436	76,579	478,049	(14,281)	463,768

(Notes)

1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. "Other business" includes securities, credit card, investment banking, loans, venture capital, system development and information processing.

Six months ended September 30, 2004 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	1,226,811	344,806	206,554	1,778,173	–	1,778,173
(2) Intersegment	15,719	10,000	95,613	121,334	(121,334)	–
Total	1,242,531	354,807	302,168	1,899,507	(121,334)	1,778,173
Ordinary expenses	1,210,191	333,222	232,405	1,775,819	(111,747)	1,664,072
Ordinary profit	32,340	21,584	69,763	123,688	(9,587)	114,100

Year ended March 31, 2005 (Millions of yen)

	Banking business	Leasing business	Other business	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	2,447,122	706,860	426,813	3,580,796	–	3,580,796
(2) Intersegment	41,862	19,723	190,226	251,812	(251,812)	–
Total	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
Ordinary expenses	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
Ordinary profit (loss)	(154,548)	41,931	111,246	(1,370)	(28,922)	(30,293)

(2) Geographic segment information

Six months ended September 30, 2005 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	1,579,894	77,007	46,224	54,752	1,757,879	–	1,757,879
(2) Intersegment	29,904	20,784	1,724	16,207	68,621	(68,621)	–
Total	1,609,798	97,792	47,949	70,960	1,826,501	(68,621)	1,757,879
Ordinary expenses	1,208,124	68,063	40,756	38,992	1,355,936	(61,825)	1,294,111
Ordinary profit	401,674	29,728	7,192	31,968	470,564	(6,795)	463,768

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.

Six months ended September 30, 2004 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	1,654,502	56,534	31,188	35,947	1,778,173	–	1,778,173
(2) Intersegment	21,527	24,310	2,143	12,142	60,123	(60,123)	–
Total	1,676,029	80,844	33,331	48,090	1,838,296	(60,123)	1,778,173
Ordinary expenses	1,609,260	48,580	28,499	31,670	1,718,011	(53,939)	1,664,072
Ordinary profit	66,768	32,264	4,832	16,419	120,284	(6,184)	114,100

Year ended March 31, 2005 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	3,331,194	109,639	62,959	77,003	3,580,796	–	3,580,796
(2) Intersegment	59,278	46,789	6,189	26,013	138,270	(138,270)	–
Total	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
Ordinary expenses	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
Ordinary profit (loss)	(103,857)	49,401	5,894	42,323	(6,238)	(24,055)	(30,293)

(3) Ordinary income from overseas operations

(Millions of yen)

	Consolidated ordinary income from overseas operations (A)	Consolidated ordinary income (B)	(A) / (B)
Six months ended September 30, 2005	177,984	1,757,879	10.1 %
Six months ended September 30, 2004	123,670	1,778,173	7.0 %
Year ended March 31, 2005	249,602	3,580,796	7.0 %

(Notes)
1. Consolidated ordinary income from overseas operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

[Supplemental Information]

Market Value of Securities and Money Held in Trust

[1] Securities

1. As of September 30, 2005

(Notes)

1. The amounts shown in the following tables include trading securities and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and beneficiary claims on trust such as receivables classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to interim nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the term
Securities classified as trading purposes	1,589,914	(1,296)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	659,835	653,970	(5,865)	948	6,813
Japanese local government bonds	58,545	57,397	(1,148)	–	1,148
Japanese corporate bonds	69,747	68,907	(840)	–	840
Other	27,678	28,120	441	441	–
Total	815,806	808,394	(7,411)	1,390	8,802

(Note) Market value is calculated using market prices at the interim term-end.

(3) Other securities with market value

As of September 30, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,904,528	2,897,259	992,730	1,031,519	38,788
Bonds	12,400,547	12,317,414	(83,132)	4,822	87,955
Japanese government bonds	10,723,139	10,649,794	(73,345)	1,207	74,552
Japanese local government bonds	540,423	534,633	(5,790)	939	6,729
Japanese corporate bonds	1,136,983	1,132,986	(3,997)	2,676	6,673
Other	3,878,943	3,866,998	(11,944)	34,002	45,947
Total	18,184,018	19,081,672	897,653	1,070,345	172,691

(Notes)

1. Net unrealized gains on other securities shown above include losses of 557 million yen that is recognized in the interim term's earnings by applying fair value hedge accounting and valuation losses of 400 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Consolidated balance sheet amount is calculated as follows:
   Stocks — Average market prices during one month before the interim term-end
   Bonds and other — Market prices at the interim term-end
3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the interim consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim term. Valuation loss for this interim term was 212 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.
   Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers : Market value is lower than acquisition cost.
   Issuers requiring caution : Market value is 30% or more lower than acquisition cost.
   Normal issuers : Market value is 50% or more lower than acquisition cost.
   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

Six months ended September 30, 2005 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	24,077,266	88,639	13,991

(6) Securities with no available market value

As of September 30, 2005 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,531
Other	5,271
Other securities	
Unlisted stocks (excluding OTC stocks)	417,028
Unlisted bonds	2,264,800
Unlisted foreign securities	425,527
Other	267,941

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of September 30, 2005 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	2,338,479	7,357,651	2,618,161	3,056,053
Japanese government bonds	1,968,207	4,729,637	1,621,591	2,990,192
Japanese local government bonds	26,564	277,662	288,476	475
Japanese corporate bonds	343,707	2,350,350	708,093	65,385
Other	453,001	2,087,818	565,488	802,079
Total	2,791,480	9,445,469	3,183,649	3,858,132

2. As of September 30, 2004

(Notes)

1. The amounts shown in the following tables include trading securities, commercial paper and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks" and commercial paper and beneficiary claim on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the interim consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to interim nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the term
Securities classified as trading purposes	1,209,190	(2,548)

(2) Bonds classified as held-to-maturity with market value

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	508,400	502,551	(5,848)	1,684	7,533
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	36,235	36,794	558	681	122
Total	544,636	539,346	(5,289)	2,365	7,655

(Note) Market value is calculated using market prices at the interim term-end.

(3) Other securities with market value

As of September 30, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,035,061	2,616,748	581,686	637,425	55,738
Bonds	13,744,918	13,686,800	(58,118)	18,409	76,527
Japanese government bonds	12,421,472	12,371,625	(49,846)	13,933	63,780
Japanese local government bonds	504,080	497,812	(6,267)	1,094	7,361
Japanese corporate bonds	819,366	817,362	(2,003)	3,381	5,385
Other	4,079,116	4,039,623	(39,492)	8,902	48,395
Total	19,859,096	20,343,172	484,076	664,737	180,661

(Notes)

1. Of the total net unrealized gains shown above, 22,199 million yen is included in the term's earnings because of the application of fair value hedge accounting.
2. Consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the interim term-end
Bonds and other	Market prices at the interim term-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated interim balance sheet amount and the amount of write-down is accounted for as valuation loss for the interim term. Valuation loss for this interim term was 39 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the interim term

There are no corresponding transactions.

(5) Other securities sold during the interim term

Six months ended September 30, 2004 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	16,678,701	117,923	27,549

(6) Securities with no available market value

As of September 30, 2004 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	3,492
Other	11,290
Other securities	
Unlisted stocks (excluding OTC stocks)	580,961
Unlisted bonds	1,768,325
Unlisted foreign securities	394,347
Other	150,646

(7) Change of classification of securities

There are no corresponding transactions.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of September 30, 2004 (Millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	2,927,449	7,891,459	2,987,501	2,157,117
Japanese government bonds	2,701,723	5,793,773	2,234,942	2,149,585
Japanese local government bonds	13,233	252,642	231,433	503
Japanese corporate bonds	212,492	1,845,044	521,125	7,028
Other	378,578	2,956,785	417,839	511,709
Total	3,306,028	10,848,244	3,405,341	2,668,827

3. As of March 31, 2005

(Notes)

1. The amounts shown in the following tables include trading securities, commercial paper and short-term bonds classified as "Trading assets," negotiable certificates of deposit bought classified as "Cash and due from banks," and commercial paper and beneficiary claims on loan trust classified as "Commercial paper and other debt purchased," in addition to "Securities" stated in the consolidated balance sheet.
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount	Valuation gains (losses) included in the earnings for the fiscal year
Securities classified as trading purposes	1,325,972	(3,717)

(2) Bonds classified as held-to-maturity with market value

As of March 31, 2005 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	507,342	505,002	(2,339)	1,582	3,922
Japanese local government bonds	–	–	–	–	–
Japanese corporate bonds	–	–	–	–	–
Other	28,859	29,380	520	531	11
Total	536,201	534,382	(1,818)	2,114	3,933

(Note) Market value is calculated using market prices at the fiscal year-end.

(3) Other securities with market value

As of March 31, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	1,992,711	2,697,765	705,053	750,480	45,426
Bonds	14,734,261	14,749,222	14,961	34,971	20,010
Japanese government bonds	13,116,068	13,129,235	13,167	27,115	13,948
Japanese local government bonds	488,423	486,884	(1,538)	2,061	3,600
Japanese corporate bonds	1,129,770	1,133,102	3,332	5,794	2,462
Other	2,779,971	2,756,295	(23,675)	15,903	39,579
Total	19,506,944	20,203,283	696,339	801,356	105,017

(Notes)

1. Net unrealized gains on other securities shown above include gains of 469 million yen that is recognized in the fiscal year's earnings by applying fair value hedge accounting and valuation gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Consolidated balance sheet amount is calculated as follows:

Stocks	Average market prices during one month before the fiscal year-end
Bonds and other	Market prices at the fiscal year-end

3. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the current fiscal year. Valuation loss for this fiscal year was 172 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost.
Issuers requiring caution	: Market value is 30% or more lower than acquisition cost.
Normal issuers	: Market value is 50% or more lower than acquisition cost.

   Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
   Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
   Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
   Issuers requiring caution: Issuers that are identified for close monitoring.
   Normal issuers: Issuers other than the above four categories of issuers.

(4) Held-to-maturity bonds sold during the fiscal year

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2005			(Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Other securities	36,133,895	214,022	90,314

(6) Securities with no available market value

As of March 31, 2005	(Millions of yen)
	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	2,400
Other	8,566
Other securities	
Unlisted stocks (except for OTC stocks)	429,658
Unlisted bonds	2,110,338
Unlisted foreign securities	412,118
Other	221,982

(7) Change of classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities with maturities and held-to-maturity bonds

As of March 31, 2005				(Millions of yen)
	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Bonds	3,110,902	9,065,255	2,237,616	2,953,130
Japanese government bonds	2,818,917	6,414,993	1,482,528	2,920,138
Japanese local government bonds	20,003	264,369	202,016	494
Japanese corporate bonds	271,981	2,385,892	553,071	32,497
Other	600,124	1,625,706	258,965	725,965
Total	3,711,027	10,690,962	2,496,581	3,679,096

[2] Money Held in Trust

1. As of September 30, 2005

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
Other money held in trust	602	811	209	209	–

(Note) Interim consolidated balance sheet amount is calculated using market prices at the interim term-end.

2. As of September 30, 2004

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of September 30, 2004 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,783	154	271	116

(Note) Interim consolidated balance sheet amount is calculated using market prices at the interim term-end.

3. As of March 31, 2005

(1) Money held in trust classified as trading purposes

There are no corresponding transactions.

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust

As of March 31, 2005 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,832	204	300	95

(Note) Consolidated balance sheet amount is calculated using market prices at the fiscal year-end.

[3] Net Unrealized Gains on Other Securities and Other Money Held in Trust

1. As of September 30, 2005

"Net unrealized gains on other securities" that is reported on the interim consolidated balance sheet is as follows:

As of September 30, 2005	(Millions of yen)
Net unrealized gains	898,836
Other securities	898,626
Other money held in trust	209
(–) Deferred tax liabilities	364,380
Net unrealized gains on other securities (before following adjustment)	534,455
(–) Minority interests	10,029
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	8,645
Net unrealized gains on other securities	533,070

(Notes)
1. Net unrealized gains on other securities shown above include losses of 557 million yen that is recognized in the interim term's earnings by applying fair value hedge accounting and valuation losses of 400 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

2. As of September 30, 2004

"Net unrealized gains on other securities" that is reported on the interim consolidated balance sheet is as follows:

As of September 30, 2004	(Millions of yen)
Net unrealized gains	462,018
Other securities	461,863
Other money held in trust	154
(–) Deferred tax liabilities	187,970
Net unrealized gains on other securities (before following adjustment)	274,048
(–) Minority interests	4,981
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	1,185
Net unrealized gains on other securities	270,252

(Notes)
1. Net unrealized gains on other securities shown above include gains of 22,199 million yen that is recognized in the term's earnings by applying fair value hedge accounting.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

3. As of March 31, 2005

"Net unrealized gains on other securities" that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2005	(Millions of yen)
Net unrealized gains	695,951
Other securities	695,746
Other money held in trust	204
(–) Deferred tax liabilities	282,389
Net unrealized gains on other securities (before following adjustment)	413,561
(–) Minority interests	7,982
(+) SMFG's interest in net unrealized gains on valuation of other securities held by affiliates accounted for by the equity method	5,074
Net unrealized gains on other securities	410,653

(Notes)
1. Net unrealized gains on other securities shown above include gains of 469 million yen that is recognized in the fiscal year's earnings by appling fair value hedge accounting and valuaton gains of 82 million yen on embedded financial instruments in their entirety that are recognized in the earnings because their embedded derivatives are not measured separately.
2. Net unrealized gains included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

Please refer to EDINET system (http://www.fsa.go.jp/edinet/edinet.html) after the middle of December, 2005 (available in Japanese).

November 22, 2005
Sumitomo Mitsui Financial Group, Inc.

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Nonconsolidated Financial Results for the Six Months ended September 30, 2005

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo, Osaka, Nagoya (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of Financial Results by the Board of Directors: November 22, 2005

1. Financial Results (for the six months ended September 30, 2005)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Six Months	¥ million	%	¥ million	%	¥ million	%	¥ million	%	¥
ended September 30, 2005	16,206	(92.1)	14,468	(92.9)	12,424	(93.9)	38,435	(81.0)	5,646.36
ended September 30, 2004	205,265	–	203,953	–	203,119	–	202,194	–	34,489.13
Fiscal Year ended March 31, 2005	258,866		256,222		253,448		252,228		38,302.88

Notes: 1. Average number of common stocks outstanding
(a) for the six months ended September 30, 2005: 6,807,052 shares (b) for the six months ended September 30, 2004: 5,862,553 shares
(c) for the fiscal year ended March 31, 2005 : 5,885,899 shares
2. There is no change in accounting methods.
3. Percentages shown in Operating Income, Operating Profit, Ordinary Profit and Net Income are the increase (decrease) from the previous interim term.

(2) Dividends (common stock) Please see the next page for information of the preferred stock.

	Interim Dividends per Share	Annual Dividends per Share
Six Months		
ended September 30, 2005	¥ 0	–
ended September 30, 2004	¥ 0	–
Fiscal Year ended March 31, 2005	–	¥ 3,000

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
September 30, 2005	3,653,155	3,312,686	90.7	268,549.24
September 30, 2004	3,558,800	3,328,039	93.5	279,738.68
March 31, 2005	3,795,110	3,319,615	87.5	257,487.78

Notes: 1. Number of common stocks outstanding
(a) as of September 30, 2005: 6,897,741 shares (b) as of September 30, 2004: 6,202,692 shares (c) as of March 31, 2005: 5,869,288 shares
2. Number of treasury stocks
(a) as of September 30, 2005: 405,731 shares (b) as of September 30, 2004: 2,686 shares (c) as of March 31, 2005: 404,503 shares

2. Earnings Forecast (for the fiscal year ending March 31, 2006)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)	
				Year-end	
Fiscal Year ending March 31, 2006	¥ million 54,000	¥ million 48,000	¥ million 70,000	¥ 3,000	¥ 3,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2006 is 6,422.74 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the term (year)

	For the Six Months ended September 30, 2005	For the Six Months ended September 30, 2004	For the Fiscal Year ended March 31, 2005
Common stock	6,807,052	5,862,553	5,885,899
Preferred stock (type 1)	35,000	61,666	48,333
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	782,500	738,750
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	9,496	114,783	112,352
Preferred stock (1st series type 6)	70,001	–	575

Number of shares outstanding as of term (year)-end

	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Common stock	6,897,741	6,202,692	5,869,288
Preferred stock (type 1)	35,000	35,000	35,000
Preferred stock (type 2)	100,000	100,000	100,000
Preferred stock (type 3)	695,000	695,000	695,000
Preferred stock (1st to 12th series type 4)	50,100	50,100	50,100
Preferred stock (13th series type 4)	–	114,202	107,087
Preferred stock (1st series type 6)	70,001	–	70,001

(Note) Change in the number of shares outstanding during the interim term is as follows:

		Number of shares issued	Issue price	Capitalized amount
Conversion of preferred stock (13th series type 4) to common stock	Common stock	1,029,680.28	–	–
	Preferred stock (13th series type 4)	(107,087)	–	–

Dividends per share

	For the Six Months ended September 30, 2005	For the Six Months ended September 30, 2004	For the Fiscal Year ended March 31, 2005
	Interim dividends	Interim dividends	Annual dividends
Common stock	¥ 0	¥ 0	¥ 3,000
Preferred stock (type 1)	¥ 0	¥ 0	¥ 10,500
Preferred stock (type 2)	¥ 0	¥ 0	¥ 28,500
Preferred stock (type 3)	¥ 0	¥ 0	¥ 13,700
Preferred stock (1st to 12th series type 4)	¥ 0	¥ 0	¥ 135,000
Preferred stock (13th series type 4)	–	¥ 0	¥ 67,500
Preferred stock (1st series type 6)	¥ 0	–	¥ 728

Forecast of dividends per share

	Dividends per Share (Annual)	
	Year-end	
Common stock	¥ 3,000	¥ 3,000
Preferred stock (type 1)	¥ 10,500	¥ 10,500
Preferred stock (type 2)	¥ 28,500	¥ 28,500
Preferred stock (type 3)	¥ 13,700	¥ 13,700
Preferred stock (1st to 12th series type 4)	¥ 135,000	¥ 135,000
Preferred stock (1st series type 6)	¥ 88,500	¥ 88,500

Calculation for Index

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding as of the interim term-end (excluding treasury stock)}}$$

NONCONSOLIDATED BALANCE SHEETS

(Millions of yen, %)

September 30, 2005 and 2004, and March 31, 2005	September 30 2005		2004		March 31, 2005 (Condensed)	
Assets		%		%		%
Current assets						
Cash and due from banks	54,252		27,259		44,021	
Current portion of long-term loans to subsidiaries and affiliates	–		40,000		40,000	
Other current assets	10,923		40,931		50,968	
Total current assets	65,176	1.8	108,191	3.1	134,989	3.6
Fixed assets						
Premises and equipment	2		3		2	
Intangible assets	34		48		41	
Investments and other assets	3,587,489		3,449,803		3,659,472	
Investments in subsidiaries and affiliates	3,586,045		3,446,462		3,656,465	
Other	1,443		3,340		3,007	
Total fixed assets	3,587,526	98.2	3,449,854	96.9	3,659,517	96.4
Deferred charges	452	0.0	754	0.0	603	0.0
Total assets	3,653,155	100.0	3,558,800	100.0	3,795,110	100.0
Liabilities						
Current liabilities						
Short-term borrowings	340,000		230,000		475,000	
Reserve for employees bonuses	61		54		66	
Other current liabilities	407		706		428	
Total current liabilities	340,469	9.3	230,761	6.5	475,494	12.5
Total liabilities	340,469	9.3	230,761	6.5	475,494	12.5
Stockholders' equity						
Capital stock	1,352,651	37.0	1,247,650	35.0	1,352,651	35.7
Capital surplus						
Capital reserve	1,352,764		1,247,762		1,352,764	
Other capital surplus	499,532		499,524		499,529	
Total capital surplus	1,852,296	50.7	1,747,286	49.1	1,852,293	48.8
Retained earnings						
Voluntary reserve	30,420		30,420		30,420	
Unappropriated retained earnings	348,152		304,073		354,107	
Total retained earnings	378,572	10.4	334,493	9.4	384,527	10.1
Treasury stock	(270,834)	(7.4)	(1,390)	(0.0)	(269,857)	(7.1)
Total stockholders' equity	3,312,686	90.7	3,328,039	93.5	3,319,615	87.5
Total liabilities and stockholders' equity	3,653,155	100.0	3,558,800	100.0	3,795,110	100.0

NONCONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2005 and 2004, and
Year ended March 31, 2005

(Millions of yen, %)

	Six months ended September 30						Year ended March 31, 2005 (Condensed)		
	2005			2004					
			%			%			%
Operating income									
Dividends on investments in subsidiaries and affiliates	12,039			201,285			251,735		
Fees and commissions received from subsidiaries	4,155			3,558			6,289		
Interest income on loans to subsidiaries and affiliates	11	16,206	100.0	420	205,265	100.0	841	258,866	100.0
Operating expenses									
General and administrative expenses	1,737	1,737	10.7	1,312	1,312	0.6	2,644	2,644	1.0
Operating profit		14,468	89.3		203,953	99.4		256,222	99.0
Nonoperating income		66	0.4		113	0.1		134	0.0
Nonoperating expenses		2,111	13.0		947	0.5		2,908	1.1
Ordinary profit		12,424	76.7		203,119	99.0		253,448	97.9
Extraordinary gains		27,579	170.2		–	–		–	–
Income before income taxes		40,004	246.9		203,119	99.0		253,448	97.9
Income taxes:									
Current	1			1			3		
Refund	–			329			329		
Deferred	1,567	1,569	9.7	1,252	924	0.5	1,545	1,219	0.5
Net income		38,435	237.2		202,194	98.5		252,228	97.4
Unappropriated retained earnings carried forward		309,717			101,878			101,878	
Unappropriated retained earnings at end of term (year)		348,152			304,073			354,107	

Significant Accounting Policies for Nonconsolidated Financial Statements

1. Valuation of securities
   Investments in subsidiaries and affiliates, and other securities without market value are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   Premises and equipment owned by Sumitomo Mitsui Financial Group, Inc. (SMFG) are depreciated using the straight-line method for premises and the declining-balance method for equipment.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Reserve for employee bonuses
   Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, in the amount of estimated bonuses attributable to this interim term.

4. Lease transactions
   Financing leases, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

5. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Change in Significant Accounting Policy

Effective April 1, 2005, SMFG applied "Accounting standards for impairment of fixed assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment on Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and "Guidelines on Implementation of Accounting Standard for Impairment of Fixed Assets" (Guidelines on Implementation of Business Accounting Standard No.6, issued on October 31, 2003). This accounting change has no impact on profit and loss account.

Notes to Nonconsolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 1 million yen.

3. Contingent liabilities
   SMFG has guaranteed the Deposit Protection Fund within the Association of German Banks for the return of up to 46,753 million yen in customers' deposits at SMBC's Düsseldorf Branch.

Notes to Nonconsolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Nonoperating expenses include fees and commissions of 1,038 million yen, interest on borrowings of 811 million yen and amortization of organization costs of 150 million yen.

3. Extraordinary gains include gains on sale of a subsidiary's shares of 27,579 million yen.

4. Depreciation cost is as follows:

Premises and equipment	0 million yen
Intangible assets	6 million yen

Securities

SMFG has no investments in subsidiaries and affiliates that have market value.

File No. 82-4395
Exhibit A2(a)

平成 17 年 10 月 28 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成 17 年 5 月 23 日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成17年10月28日

各　　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　　取　伊藤　忠彦
（コード番号　8545　東証・大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成18年3月期中間業績予想の修正に関するお知らせ

1．中間業績予想の修正

平成17年5月23日に発表いたしました平成18年3月期中間業績予想について、下記のとおり修正いたします。

（1）連結中間業績予想の修正（平成17年4月1日～平成17年9月30日）

（単位：百万円）

	経常収益	経常利益	中間純利益
前回予想（A）	36,600	2,900	1,200
今回修正（B）	40,500	7,400	3,200
増減額（B－A）	+3,900	+4,500	+2,000
増減率（%）	+10.6	+155.1	+166.6
前中間期実績(平成16年9月期)	34,606	7,327	4,989

（2）単体中間業績予想の修正（平成17年4月1日～平成17年9月30日）

（単位：百万円）

	経常収益	経常利益	中間純利益
前回予想（A）	31,000	5,200	3,700
今回修正（B）	37,600	9,400	5,200
増減額（B－A）	+6,600	+4,200	+1,500
増減率（%）	+21.2	+80.7	+40.5
前中間期実績(平成16年9月期)	29,072	7,195	4,805

2．修正の理由

＜単体＞

中小企業向貸出や個人ローンを中心とした貸出金が前年度末比1,219億円（+6.5%）、前年同期比2,300億円（+13.0%）と大幅に増加したことに加え、投資信託や年金保険の販売が好調であったことから手数料収入も順調に推移したことにより、本業の収益を示すコア業務純益が前回予想の103億円から114億円へと大幅な増益見込みとなったこと、また、有価証券部門収益においても前回予想を上回ることなどにより、経常収益は前回予想を66億円上回る376億円を見込んでおります。さらに、不良債権処理費用が前回予想を下回ったことなどにより、経常利益は前回予想比42億円増加（+80.7%）の94億円、中間純利益は前回予想比15億円増加（+40.5%）の52億円を見込んでおります。

なお、中間期としてはコア業務純益、経常利益、中間純利益とも過去最高益を更新する見通しであります。

＜連結＞

連結業績予想につきましては、主に銀行単体の修正によるものであります。

なお、平成18年3月期の通期業績予想につきましては、11月の中間決算発表時に公表する予定であります。

（ご参考）

（記載金額は単位未満切捨てしております）

1．経営指標の実績（単体ベース）

（単位：億円）

	16年9月期	17年3月期 実績	17年9月期 見込	対比 16年9月期比	対比 17年3月期比
コア業務純益	96	200	114	＋18	－
経常利益	71	96	94	＋23	－
中間（当期）純利益	48	61	52	＋4	－
自己資本比率	8.60%	8.52%	8.4%程度	△0.2%程度	△0.1%程度
税効果依存度(対Tier1比率)	22.4%	19.4%	18%程度	△4.4%程度	△1.4%程度
開示債権比率	4.7%	3.9%	3.5%	△1.2%	△0.4%
コアROA	0.89%	0.88%	0.92%	＋0.03%	＋0.04%
コアROE	28.5%	29.2%	31.0%	＋2.5%	＋1.8%
コアOHR	60.0%	59.5%	56.2%	△3.8%	△3.3%

2．預貸金の実績

（単位：億円）

	16年9月期 実績	17年3月期 実績	17年9月期 見込	対比 16年9月期比	対比 16年9月期比 増減率	対比 17年3月期比
預金残高	19,476	21,429	22,525	＋3,049	＋15.6%	＋1,096
うち個人預金	14,230	15,376	15,679	＋1,449	＋10.1%	＋303
貸出金残高	17,624	18,705	19,924	＋2,300	＋13.0%	＋1,219
うち住宅ローン	6,096	6,428	6,725	＋629	＋10.3%	＋297

以　上

File No. 82-4395
Exhibit A2(a)
(English Translation)

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, October 28, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast published on May 23, 2005 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces
Revision of Earnings Forecast for the Six Months Ended September 30, 2005

OSAKA, Japan, October 28, 2005--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the six months ended September 30, 2005, which was published on May 23, 2005.

1. Revision of Earnings Forecast for the Six Months ended September 30, 2005

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	36,600	2,900	1,200
Revised Forecast (B)	40,500	7,400	3,200
Difference (B) - (A)	+3,900	+4,500	+2,000
Percentage Change	+10.6%	+155.1%	+166.6%
(Ref.) Previous 1st Half	34,606	7,327	4,989

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	31,000	5,200	3,700
Revised Forecast (B)	37,600	9,400	5,200
Difference (B) - (A)	+6,600	+4,200	+1,500
Percentage Change	+21.2%	+80.7%	+40.5%
(Ref.) Previous 1st Half	29,072	7,195	4,805

2. Factors behind the revision

(1) Non-consolidated earnings

Loans and bills discounted are expected to significantly increase by 121.9 billion yen (+6.5%) compared with March 31, 2005 and by 230.0 billion yen (+13.0%) compared with September 30, 2004 mainly due to increase in loans to small and medium-sized enterprises and individuals. In addition, fee income is expected to expand steadily because of good sales of investment trusts and pension-type insurances. Consequently, core banking profit is expected to amount to 11.4 billion yen, greatly exceeding the previous forecast of 10.3 billion yen. Moreover, security-related gains are also expected to increase compared with the previous forecast. As a result, total income is expected to be 37.6 billion yen, an increase of 6.6 billion yen from the previous forecast.

Ordinary profit is expected to amount to 9.4 billion yen, an increase of 4.2 billion yen (+80.7%) compared with the previous forecast, and net income 5.2 billion yen, an increase of 1.5 billion yen (+40.5%) compared with the previous forecast, mainly because credit cost is expected to be lower than the previous forecast.

KUBC is expected to record the best first half, core banking profit, ordinary profit, and net income.

(2) Consolidated earnings

The revision of consolidated earnings forecast is mainly due to the revision of non-consolidated earnings.

KUBC will publish its earnings forecast for fiscal 2005 ending March 31, 2006 in November when it announces financial results for the first half of fiscal 2005.

(References)

1. Key Financial Data (Non-consolidated)

(Billions of Yen)

	Sept. 30, 2004 Actual	Mar. 31, 2005 Actual	Sept. 30, 2005 Estimate	Change	
				From Sept. 30, 2004	From Mar. 31, 2005
Core Banking Profit	9.6	20.0	11.4	+1.8	-
Ordinary Profit	7.1	9.6	9.4	+2.3	-
Net Income	4.8	6.1	5.2	+0.4	-
Capital ratio	8.60%	8.52%	Approx. 8.4%	Approx. (0.2%)	Approx. (0.1%)
Deferred tax assets / Tier1	22.4%	19.4%	Approx. 18%	Approx. (4.4%)	Approx. (1.4%)
NPL ratio	4.7%	3.9%	3.5%	(1.2%)	(0.4%)
Core ROA	0.89%	0.88%	0.92%	+0.03%	+0.04%
Core ROE	28.5%	29.2%	31.0%	+2.5%	+1.8%
Core OHR	60.0%	59.5%	56.2%	(3.8%)	(3.3%)

2. Balance of Deposits and Loans

(Billions of Yen)

	Sep. 30, 2004 Actual	Mar. 31 2005 Actual	Sep. 30, 2005 Estimate	Change		
				From Sep. 30, 2004	Percentage change	From Mar. 31, 2005
Deposits	1,947.6	2,142.9	2,252.5	+304.9	+15.6%	+109.6
Individuals' deposits	1,423.0	1,537.6	1,567.9	+144.9	+10.1%	+30.3
Loans	1,762.4	1,870.5	1,992.4	+230.0	+13.0%	+121.9
Housing loans	609.6	642.8	672.5	+62.9	+10.3%	+29.7

*1. Figures are rounded down to the hundred-million.
*2. Figures in parenthesis indicate the amount of decrease.

File No. 82-4395
Exhibit A2(b)

平成 17 年 11 月 14 日

各　　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成 18 年 3 月期 中間連結業績予想の修正について

平成 18 年 3 月期中間連結業績予想（平成 17 年 4 月 1 日～平成 17 年 9 月 30 日）につきましては、業務純益（一般貸倒引当前）及び株式等損益の増加並びに与信関係費用の減少等を要因として、以下のとおり修正しますのでお知らせ致します。

なお、中間期実績を踏まえました平成 18 年 3 月期通期業績予想につきましては、中間決算発表時に公表致します。

【平成18年3月期中間連結業績予想の修正】

（単位：億円）

	経常収益	経常利益	中間純利益
前　回　予　想（平成17年5月）　(A)	16,000	3,200	2,100
今回修正予想　(B)	17,570	4,630	3,920
増　減　額　(B－A)	＋ 1,570	＋ 1,430	＋ 1,820
増　減　率　(%)	＋ 9.8	＋ 44.7	＋ 86.7

(注)当社単体の業績予想に修正はありません。

以　　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

（ご参考）

1．三井住友銀行の単体業績予想（平成18年3月期中間）

（単位：億円）

	今回予想(①)	前回予想(②)	増減額(①－②)
業務純益(一般貸倒引当前)	4,740	4,300	＋ 440
経常利益	3,590	2,400	＋ 1,190
中間純利益	2,980	1,300	＋ 1,680
与信関係費用	△ 1,300	△ 1,600	＋ 300
株式等損益	250		

【業務純益（一般貸倒引当前）】

◇ 債券関係損益や投信販売収益が好調であったこと等により、前回予想比440億円増益の4,740億円となる見込み。

【与信関係費用】

◇ オフバランス化等の最終処理コストの戻入が発生したことや、取引先企業の再建が着実に進展したこと等により、前回予想比300億円減少の1,300億円となる見込み。

【経常利益】

◇ 上記要因に加え、株式等損益約250億円の計上等により、前回予想比1,190億円増益の3,590億円となる見込み。

【中間純利益】

◇ 経常利益の増益に加え、前回予想において法人税等及び法人税等調整額を保守的に見込んでいたこと等により、前回予想比1,680億円増益の2,980億円となる見込み。

<参考>三井住友フィナンシャルグループの連結業績予想（平成18年3月期中間）

（単位：億円）

	今回予想(①)	前回予想(②)	増減額(①－②)
経常利益	4,630	3,200	＋ 1,430
中間純利益	3,920	2,100	＋ 1,820

連結中間純利益は、三井住友銀行（単体）の増益を主因として、前回予想比1,820億円増益の3,920億円となる見込み。

2．三井住友銀行の金融再生法開示債権の見込（平成17年9月末、単体）

（単位：億円、％）

	17/9末見込(①)	17/3末実績(②)	増減額(①－②)
金融再生法開示債権	14,100	18,246	△ 4,146
不良債権比率	2.5%	3.3%	△ 0.8%

１７／９末の金融再生法開示債権は、不良債権の更なる削減努力、取引先企業の再生の進展等により、１７／３末比約4,000億円減少。
不良債権比率も2.5%に低下する見込み。

3．三井住友銀行のその他有価証券評価損益の見込（平成17年9月末、単体）

（単位：億円）

	17/9末見込(①)	17/3末実績(②)	増減額(①－②)
その他有価証券評価損益	8,510	6,516	＋ 1,994
株式	9,450	6,673	＋ 2,777
債券	△ 800	77	△ 877
その他	△ 140	△ 234	＋ 94

１７／９末のその他有価証券評価損益は、株価上昇に伴う株式評価損益の増加により、１７／３末比約2,000億円増加する見込み。

4．三井住友フィナンシャルグループの連結自己資本比率の見込（平成17年9月末）

	17/9末見込	17/3末実績
連結自己資本比率	１１％程度	9.94%

１７／９末の連結自己資本比率は、連結中間純利益の計上等に伴う自己資本の増加により、１１％程度となる見込み。

以　上

本資料に記載された予想は、本日現在において判明している情報を前提として作成されたものであります。実際の業績は、確定時点まで、今後の様々な要因によって予想対比変化する可能性があることにご留意ください。

Sumitomo Mitsui Financial Group, Inc.

Revision of Consolidated Earnings Forecasts for the Six Months ended September 30, 2005

TOKYO, November 14, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) today announced a revision of its consolidated earnings forecasts for the six months ended September 30, 2005.

SMFG hereby revises the earnings forecasts for the six months ended September 30, 2005 as follows mainly because of increases in banking profit (before provision for general reserve for possible loan losses) and net gains on stocks and a decrease in total credit cost.

Revision of consolidated earnings forecasts for the six months ended September 30, 2005

(Billions of yen)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	1,600	320	210
Revised forecast	(B)	1,757	463	392
Change	(B – A)	+ 157	+ 143	+ 182
Percentage change	(%)	+ 9.8%	+ 44.7%	+ 86.7%

(*) Announced in May 2005

SMFG's non-consolidated earnings forecasts remain unchanged.

Appendix

I. SMBC's earnings forecasts for the six months ended September 30, 2005 (Non-consolidated)

(Billions of yen)

	Revised forecast (a)	Previous forecast (b)	Change (a) – (b)
Banking profit (before provision for general reserve for possible loan losses)	474	430	+ 44
Ordinary profit	359	240	+ 119
Net income	298	130	+ 168
Total credit cost	(130)	(160)	+ 30
Net gains on stocks	25		

(Points)

1. Banking profit (before provision for general reserve for possible loan losses)
Sumitomo Mitsui Banking Corporation (SMBC), a consolidated subsidiary of SMFG, expects banking profit (before provision for general reserve for possible loan losses) to be 474 billion yen, an increase of 44 billion yen compared with the previous forecast. This is mainly due to higher-than-expected gains on bonds and sales of investment trusts.

2. Total credit cost
Total credit cost is expected to be 130 billion yen, a decrease of 30 billion yen compared with the previous forecast. This is mainly because of gains on reversal of off-balancing related costs due to work-out of non-performing loans and steadily recovering borrowers' situations.

3. Ordinary profit
Ordinary profit is expected to be 359 billion yen, an increase of 119 billion yen compared with the previous forecast. This is mainly due to net gains on stocks of approximately 25 billion yen, as well as the factors mentioned above.

4. Net income
Net income is expected to be 298 billion yen, an increase of 168 billion yen compared with the previous forecast. This is mainly due to SMBC's conservative estimation on income taxes and deferred income taxes in the previous forecast, in addition to the increase in ordinary profit as mentioned above.

<Reference> SMFG's consolidated earnings forecasts for the six months ended September 30, 2005

(Billions of yen)

	Revised forecast (a)	Previous forecast (b)	Change (a) – (b)
Ordinary profit	463	320	+ 143
Net income	392	210	+ 182

(Point)

Net income is expected to be 392 billion yen, an increase of 182 billion yen compared with the previous forecast. This is mainly because SMBC's non-consolidated earnings are expected to increase as mentioned above.

II. Estimate of problem assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen)

	September 30, 2005 (Estimate) (1)	March 31, 2005 (Result) (2)	Change (1) – (2)
Problem assets based on the Financial Reconstruction Law	1,410.0	1,824.6	(414.6)
Problem asset ratio	2.5 %	3.3%	(0.8) %

(Point)

As a result of further efforts to reduce non-performing loans and further revitalization of borrowers, problem assets as of September 30, 2005 are expected to have decreased by approximately 400 billion yen from March 31, 2005, and the problem asset ratio is expected to have declined to 2.5%.

III. Estimate of net unrealized gains on other securities (SMBC, Non-consolidated)

(Billions of yen)

	September 30, 2005 (Estimate) (1)	March 31, 2005 (Result) (2)	Change (1) – (2)
Net unrealized gains (losses) on other securities	851.0	651.6	+ 199.4
Stocks	945.0	667.3	+ 277.7
Bonds	(80.0)	7.7	(87.7)
Others	(14.0)	(23.4)	+ 9.4

(Point)

Net unrealized gains on other securities are expected to have increased by approximately 200 billion yen mainly due to an increase in net unrealized gains on stocks from higher stock market.

VI. Estimate of Capital ratio (SMFG, Consolidated)

	September 30, 2005 (Estimate)	March 31, 2005 (Result)
Consolidated capital ratio	Approximately 11 %	9.94 %

(Point)

Consolidated capital ratio as of September 30, 2005 is expected to be approximately 11% due to an increase in capital resulting from recording of net income for the six months ended September 30, 2005.

File No. 82-4395
Exhibit A2(c)

平成 17 年 11 月 18 日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成 17 年 5 月 23 日の決算発表時に公表した業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成17年11月18日

各　位

会社名　株式会社　関西アーバン銀行
代表者名　頭　取　伊藤　忠彦
（コード番号　8545　東証・大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成18年3月期業績予想の修正に関するお知らせ

1．業績予想の修正

平成17年5月23日に発表いたしました平成18年3月期業績予想について、下記のとおり修正いたします。

（1）連結業績予想の修正（平成17年4月1日～平成18年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	73,300	11,400	5,100
今回修正（B）	79,000	12,900	5,100
増減額（B－A）	＋5,700	＋1,500	―
増減率（%）	＋7.7	＋13.1	―
前期実績(平成17年3月期)	71,295	10,108	6,680

（2）単体業績予想の修正（平成17年4月1日～平成18年3月31日）

（単位:百万円）

	経常収益	経常利益	当期純利益
前回予想（A）	62,000	13,300	7,500
今回修正（B）	71,000	15,100	7,500
増減額（B－A）	＋9,000	＋1,800	―
増減率（%）	＋14.5	＋13.5	―
前期実績(平成17年3月期)	59,920	9,675	6,148

2．修正の理由

＜単体＞

中小企業向貸出や個人ローンを中心とした貸出金が順調に増加していることに加え、投資信託や年金保険の販売も好調に推移していることなどから、本業の収益を示すコア業務純益が当初予想の215億円から225億円へと増加する見込みであること、また、有価証券部門収益においても前回予想を上回ることなどにより、経常収益、経常利益について前回予想比上方修正をいたします。

＜連結＞

連結業績予想につきましては、主に銀行単体の修正によるものであります。

以上

File No. 82-4395
Exhibit A2(c)
(English Translation)

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecasts of a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, November 18, 2005 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast published on May 23, 2005 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces
Revision of Earnings Forecast for Fiscal Year 2006

OSAKA, Japan, November 18, 2005--- Kansai Urban Banking Corporation (KUBC) announced today the revision of its previous earnings forecast for the fiscal year ending March 31, 2006, which was published on May 23, 2005.

1. Revision of Earnings Forecast (Fiscal year ending March 31, 2006)

(Consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	73,300	11,400	5,100
Revised Forecast (B)	79,000	12,900	5,100
Difference (B) - (A)	+ 5,700	+ 1,500	-
Percentage Change	+ 7.7	+ 13.1	-
(Ref.) Year ended March 31, 2005	71,295	10,108	6,680

(Non-consolidated) (Millions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous Forecast (A)	62,000	13,300	7,500
Revised Forecast (B)	71,000	15,100	7,500
Difference (B) - (A)	+ 9,000	+ 1,800	-
Percentage Change	+ 14.5	+ 13.5	-
(Ref.) Year ended March 31, 2005	59,920	9,675	6,148

2. Factors behind the revision

(1) Non-consolidated earnings

The amount of loans and bills discounted is continuing to increase steadily, centered on loans to small and medium-sized enterprises and individuals. This also applies to fee income with sales of investment trust and pension-type insurance remaining favorable. Consequently, core banking profit is expected to be 22.5 billion yen, greater than the previous forecast of 21.5 billion yen. Security-related gains is also expected to be higher than the previously forecasted amount. As a result of these factors, the previous forecasts on total income and ordinary profit on a non-consolidated basis have been raised upward.

(2) Consolidated earnings

The revision of consolidated earnings forecast is mainly due to the revision of non-consolidated earnings.